Balanced Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Balanced Fund is closed to new investors.

Objectives:

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy:

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage and quality of the business franchise are weighed against valuation in selecting individual securities.

Fixed-Income Securities: The Fund primarily invests in a diversified portfolio of investment-grade fixed-income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed-income securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of stocks and fixed-income securities.

•	Low expenses, no sales charges, no distribution fees

Fund Facts
Fund Inception Date	June 26, 1931
Total Net Assets (as of 12/31/06)	$27.5 billion
Expense Ratio (as of 6/30/06, annualized)	0.53%
2005 Portfolio Turnover Rate	18%
Ticker Symbol	DODBX
CUSIP	256201104
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Balanced Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

Dodge & Cox’s Investment Policy Committee (nine members, average tenure at Dodge & Cox of 21 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox’s Fixed-Income Strategy Committee (nine members, average tenure at Dodge & Cox of 17 years) is responsible for the day-to-day investment management of the fixed-income portion of the Fund. The Committees work together in setting the duration of the fixed-income portfolio and in approving new types of securities and proposed investments in issues rated below A. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

Fixed-Income Strategy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana Morton Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

John A. Gunn - See Investment Policy Committee (above).

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - See Investment Policy Committee (above).

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and and holds the CFA designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	13.84%	11.20%	10.68%	11.79%	12.47%
Combined Index(a)	11.11%	7.76%	5.98%	7.88%	10.30%

Fund Characteristics

as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$86.51
Total Net Assets (billions)	$26.0
30-Day SEC Yield(b)	2.55%
Expense Ratio (annualized, as of June 30, 2006)	0.53%
2005 Portfolio Turnover Rate	18%
Fund Inception	1931

Stock Portfolio (63.0% of Fund)

Stock Characteristics	Fund
Number of Stocks	87
Median Market Capitalization (billions)	$23
Price-to-Earnings Ratio(c)	14.6x
Foreign Stocks(d) (% of Fund)	10.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.3
Health Care	11.1
Financials	9.8
Information Technology	9.0
Energy	5.8

Fixed-Income Portfolio (32.4% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	312
Average Maturity	6.3 Years
Effective Duration	3.9 Years

Credit Quality (f)	% of Fund
U.S. Gov’t. & Gov’t. Related	20.9
Aaa	0.0 (g)
Aa	1.0
A	1.6
Baa	4.7
Ba	3.0
B	1.2
Average Quality	Aa

Asset Allocation

Ten Largest Stocks(e)	% of Fund
Hewlett-Packard Co.	2.6
Comcast Corp. Class A	2.4
Pfizer, Inc.	2.1
News Corp. Class A	1.9
Chevron Corp.	1.7
McDonald’s Corp.	1.6
Sony Corp. ADR (Japan)	1.6
Time Warner, Inc.	1.6
Cardinal Health, Inc.	1.6
Union Pacific Corp.	1.5

Sector Diversification	% of Fund
U.S. Treasury & Government Related	6.3
Mortgage-Related Securities	14.6
Corporate	11.5

Five Largest Corporate Fixed-Income Issuers(e)	% of Fund
Ford Motor Credit Co.	1.0
Time Warner, Inc. (AOL Time Warner)	0.8
GMAC	0.7
Xerox Corp.	0.7
HCA, Inc.	0.6

(a)	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(g)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Fixed-Income Securities

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the US Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the US government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed-income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The Fund’s balance between stocks and fixed-income securities could limit its potential for capital appreciation relative to an all-stock fund.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Balanced Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Contacting Dodge & Cox Funds

Need to speak with a Dodge & Cox Funds representative?

Dodge & Cox Funds representatives are available at 1-800-621-3979, Monday through Friday, 9:00 am to 8:00 pm Eastern Time.

Need information on your account?

Shareholders can visit the Account Access area of this site anytime to view their account balances, transaction history, tax information, or to order a duplicate statement.

Interested in learning more about Dodge & Cox Funds?

Explore the mutual fund section of this web site, or download a report or prospectus from the Forms & Literature section. You may also request literature by using the Order Forms & Literature form or by calling 1-800-621-3979.

What about email?

Unlike the Account Access section of our web site, email communications are not encrypted for security. Consequently, Dodge & Cox Funds does not offer email services. If you have general comments or questions about this site please contact a representative at 1-800-621-3979, Monday through Friday, 9:00 am to 8:00 pm Eastern Time.

Where do I send transaction requests, applications and other forms?

Transaction requests, applications, other forms and general comments can be mailed to:

Regular mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Express mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Download Forms (PDF)

The Dodge & Cox Stock and Balanced Funds are closed to new investors. For new account eligibility criteria, refer to the document New Account Eligibility-Dodge & Cox Stock and Balanced Funds, which can be found below.

Prospectus and Applications

Prospectus Dated May 1, 2006 as supplemented November 6, 2006

Combined Prospectus and Account Application for the Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund. (Includes Dodge & Cox Funds’ Privacy Policy and the form New Account Eligibility—Dodge & Cox Stock and Balanced Funds).

Statement of Additional Information (SAI) Dated May 1, 2006 as supplemented November 6, 2006

The SAI provides more detailed information about the Funds and is incorporated by reference into (and thus is legally a part of) the Prospectus.

Regular Account Application

Account Application for the Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund and Dodge & Cox Income Fund.

IRA Plan

IRA Plan includes traditional and Roth IRA Plan, an IRA Account Application/Adoption Agreement and a Transfer of Assets Form. (Also includes Dodge & Cox Funds’ and State Street Bank & Trust Company’s Privacy Policies and the form New Account Eligibility—Dodge & Cox Stock and Balanced Funds).

IRA Account Application/Adoption Agreement Download the IRA Application to open a Traditional, ROTH or SEP IRA.

Shareholder Services Forms

New Account Eligibility Form-Dodge & Cox Stock and Balanced Funds

The Dodge & Cox Stock and Balanced Funds are closed to new investors. Download this form to demonstrate your eligibility to establish a new Dodge & Cox Stock or Balanced Fund account. This form should be mailed along with your completed Account Application (or Adoption Agreement for an IRA).

Account Options Form

Download this form to add options to your existing Dodge & Cox Funds account. Services you may add are: Automatic Investment Plan; Systematic Withdrawal Plan; and Investment, Redemption and Exchange by Telephone options.

Change of Registration Form

Download this form to:

•	Change an individual account to a joint tenant account

•	Change a joint tenant account to an individual account

•	Change a individual or joint tenant account to a trust account

•	Change an UGMA/UTMA account to an individual account (minor reaches age of majority)

•	Change custodian of UGMA/UTMA account

•	Change name of account owner

•	Change registration to reflect Power of Attorney

Gift or Transfer of Shares Form

Download this form to make a gift or transfer Dodge & Cox Funds shares to an individual or non-profit organization.

Indemnification and Corporate/Organization Resolution Form

Download this form to certify the list of individuals authorized to act on behalf of a corporation, organization or partnership for accounts in the Dodge & Cox Funds.

Transfer on Death Beneficiary Designation Form

Download this form to designate a beneficiary(ies) (or change a previously made designation) for your individual or joint tenant (with rights of survivorship) account in the Dodge & Cox Funds. A transfer on death (TOD) registration, in the event of your death, allows your account to be distributed directly to the beneficiaries you designate, outside of probate and without the need for a trust. The Terms and Conditions for Transfer on Death Beneficiary Designation is also included.

Account Linking Form

Download this form to link related accounts together. After linking your accounts, you will receive one quarterly statement for all of your accounts. It will also be easier for you to view all of your account information in the Account Access portion of our web site.

Individual Retirement Account-Specific Forms

IRA Account Options Form

Download this form to add options to your existing Dodge & Cox Funds IRA account. Services you may add are: Automatic Investment Plan and Investment, Redemption and Exchange by Telephone options.

IRA Beneficiary Designation Form

Download this form to designate a beneficiary or change the beneficiary designation on your existing Dodge & Cox Funds IRA.

IRA Distribution Request Form

Download this form to make one or more distributions from your existing Dodge & Cox Funds traditional or Roth IRA.

IRA Recharacterization Form

Download this form to recharacterize all or part of an IRA conversion or contribution that you made to a Dodge & Cox Funds IRA.

IRA Transfer of Assets Form

Download this form to transfer assets from a non-Dodge & Cox Funds traditional or Roth IRA to an existing Dodge & Cox Funds traditional or Roth IRA. (You cannot use this form to convert assets from your Dodge & Cox Funds traditional IRA to a Roth IRA.)

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Download Literature (PDF)

Dodge & Cox Stock Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox International Stock Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	International Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Balanced Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Balanced Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Income Fund

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Income Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Funds

•	Dodge & Cox Proxy Voting Policy dated February 17, 2006

•	Funds’ Proxy Report (N-PX) dated June 30, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Equity Asset Growth at Dodge & Cox

With the close of the Dodge & Cox Stock and Balanced Funds to new investors in 2004, we have received inquiries from our shareholders and clients about the growth in equity assets under management at Dodge & Cox, and how that growth may influence our ability to effectively invest the assets that have been entrusted to us.

By way of background, we manage U.S. dollar-denominated equity portfolios in the Stock Fund, Balanced Fund and for a large number of individual and institutional separate account clients. We invest all of these portfolios based on the same “buy-list” we use for the Stock and Balanced Funds. As such, our separately managed institutional equity accounts look quite similar to the Funds, investing in the same basket of “approved” stocks. Furthermore, a portion of these equity portfolios are invested in some of the same international companies (in American Depository Receipt (ADR) form) that are held in our International Stock Fund.

In the past five years ended December 31, 2005 the Stock Fund returned an annualized 11.0% versus the S&P 500’s return of 0.6%* (current Dodge & Cox Funds performance information). During this time, asset growth has been significant. This growth has primarily been fueled by the Stock Fund ($5.7 billion in assets on 12/31/00 versus $52.2 billion on 12/31/05) and the Balanced Fund ($4.9 billion in assets on 12/31/00 versus $23.6 billion on 12/31/05), but has also taken place in the separate accounts we manage. Our total equity assets under management grew from $22.1 billion on 12/31/00 to $107.4 billion on 12/31/2005. Importantly, we have been able to accommodate this growth in an orderly way, and we remain confident in our ability to continue to find attractive investment opportunities.

Dodge & Cox’s strategy has always been to focus on servicing our current clients well, and to achieve a steady, controlled growth of assets under management and client relationships. Therefore, we have not advertised, employed sales people, or paid 12b-1 fees to brokers for distribution as a way of increasing the Funds’ asset base. Since our firm was founded in 1930, it has been our belief that in providing reasonable-cost investment portfolios with attractive returns, investors will find us—and beginning in the late-1990s, many more investors did.

As the growth in U.S.-dollar equity assets under management accelerated between 2002 and 2004, we took a number of steps in response. In December of 2002 we raised our separate account minimums, and then completely closed our separate institutional account business to new clients in June of 2003. As substantial cash flows into the Funds continued, we closed the Stock Fund to new investors on January 16, 2004 and closed the Balanced Fund to new investors on September 10, 2004. Our decisions to close parts of our business to new investors stemmed not from any current capacity constraints, but rather from “prospective caution,” as the pace of new money coming into Dodge & Cox on a daily basis had accelerated throughout 2003. Again, it is our desire to manage our growth for the long-term interests of our current clients and shareholders.

We have also been taking steps to expand our resources and capabilities. Over time we have hired new employees in advance of our needs to be responsive to our clients and to expand our research efforts. On December 31, 2000 Dodge & Cox employed 102 people, including 17 equity analysts and three research assistants. Five years later we employ 151 people, including 20 equity analysts, and ten research assistants. Our analysts continue to focus on bottom-up fundamental research, covering companies on a global basis. Adding a global perspective to our research effort has improved our understanding of the U.S.-based multinational companies we’ve invested in, and has broadened our investment universe to include a growing number of foreign companies whose stocks trade in the U.S.—primarily in ADR form. We have continued to try to make our business more efficient by upgrading systems, increasing capacity at the Funds’ transfer agent (Boston Financial), and adding this web site to improve communication with our expanding shareholder base.

While we have expanded the depth and breadth of our research and increased our systems’ capacity, we have not changed the way we manage money. As we have grown, we have only slightly increased the number of stocks in the portfolios, and have put the majority of the new assets to work by adding to existing positions. On December 31, 2000 Dodge & Cox “owned” on behalf of our clients between 5% and 10% of the outstanding shares of 25 companies in the portfolio, and over 10% of the outstanding shares of two companies in the portfolio. At that time the typical Dodge & Cox portfolio held 79 stocks. On December 31, 2005 Dodge & Cox owned between 5% and 10% of the outstanding shares of 40 companies in the portfolio, and between 10% and 13.2% of the outstanding shares of 16 companies in the portfolio. At this time, the typical institutional equity portfolio held 86 stocks.

The larger amount of assets under management today and our higher percentage of company ownership means that it may take us longer to build a position in a given stock, and longer to liquidate it. Our past success, however, has never been a function of our ability to move fast, but rather of being thoughtful, price-disciplined, well informed long-term investors. The Stock Fund’s turnover has averaged 11% annually over the past five years, in a range of 8% to 13%. A turnover of 11% implies a 9 year average holding period for the companies in the Fund.

We are also frequently asked when we will be re-opening the closed Funds to new investors, or opening a new type of investment product—and we currently have no plans to do either. Since we closed the Stock and Balanced Funds, flows into the Funds have slowed substantially, but have remained positive as our current client base adds to their accounts. We are comfortable managing the assets under our care with the slower pace of assets now coming into the firm. As always, our principal objective at Dodge & Cox is to serve our existing shareholders and clients well, and we believe that the steps that we have taken over the past five years to manage our growth support that goal.

Thank you for the continued confidence you have placed in our firm as an investor in the Dodge & Cox Funds. As always, we welcome your comments and questions.

Dodge & Cox

April 4, 2006

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

Dodge & Cox and the Dodge & Cox Funds undertake no obligation to update or correct any statements, whether as a result of new information, future events, or otherwise.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Fund Information

Characteristics | Risks | Manager Biographies

Objective:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple, low-cost way to own a diversified portfolio of international stocks

•	Low expenses, No-Load Fund, No distribution fees

Fund Facts:

Fund Inception Date:	May 1, 2001
Total Net Assets (as of 9/30/05):	$10,728 million
2004 Expense Ratio:	0.77%
2004 Turnover Ratio:	6%
Ticker Symbol:	DODFX
CUSIP:	256206103
Minimum Initial Investment:	$2,500
Minimum Initial IRA Investment:	$1,000
Minimum Subsequent Investment:	$100
Distributions:	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Distribution Information	Standardized Returns

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2006 were made to shareholders who owned shares of the Funds on March 30, June 28, September 27 and December 27.

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2006 were made to shareholders who owned shares of the Fund on December 27.

Stock Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share
				Short-term	Long-term	Reinvest Price
3/30/06	3/31/06	3/31/06	$0.42	$0.00	$0.258	$143.81
6/28/06	6/29/06	6/30/06	$0.49	—	—	$144.39
9/27/06	9/28/06	9/29/06	$0.67	—	—	$150.78
12/27/06	12/28/06	12/29/06	$0.54	$0.247	$6.405	$154.07
2006 Distributions:			$2.12	$0.247	$6.663
3/28/05	3/29/05	3/31/05	$0.42	$0.146	$0.604	$127.13
6/27/05	6/28/05	6/30/05	$0.43	—	—	$130.23
9/27/05	9/28/05	9/30/05	$0.43	—	—	$134.85
12/27/05	12/28/05	12/30/05	$0.42	$0.095	$2.490	$137.96
2005 Distributions:			$1.70	$0.241	$3.094

International Stock Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share
				Short-term	Long-term	Reinvest Price
12/27/06	12/28/06	12/29/06	$0.565	$0.144	$0.471	$43.62
2006 Distributions:			$0.565	$0.144	$0.471
12/27/05	12/28/05	12/30/05	$0.35	$0.044	$0.347	$35.03
2005 Distributions:			$0.35	$0.044	$0.347

Balanced Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.47	$0.00	$0.081	$83.67
6/28/06	6/29/06	6/30/06	$0.54	—	—	$83.44
9/27/06	9/28/06	9/29/06	$0.62	—	—	$86.52
12/27/06	12/28/06	12/29/06	$0.57	$0.079	$3.043	$87.32
2006 Distributions:			$2.20	$0.079	$3.124
3/28/05	3/29/05	3/31/05	$0.42	$0.006	$0.204	$77.82
6/27/05	6/28/05	6/30/05	$0.45	—	—	$79.29
9/27/05	9/28/05	9/30/05	$0.47	—	—	$80.82
12/27/05	12/28/05	12/30/05	$0.50	$0.020	$1.090	$81.64
2005 Distributions:			$1.84	$0.026	$1.294

Income Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.15	—	—	$12.40
6/28/06	6/29/06	6/30/06	$0.15	—	—	$12.21
9/27/06	9/28/06	9/29/06	$0.16	—	—	$12.50
12/27/06	12/28/06	12/29/06	$0.156	—	—	$12.57
2006 Distributions:			$0.616	—	—
3/28/05	3/29/05	3/31/05	$0.13	—	—	$12.63
6/27/05	6/28/05	6/30/05	$0.13	—	—	$12.78
9/27/05	9/28/05	9/30/05	$0.14	—	—	$12.65
12/27/05	12/28/05	12/30/05	$0.15	—	—	$12.54
2005 Distributions:			$0.55	—	—

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

10 Years of Historical Quarterly Returns	Standardized Returns

Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	S&P 500 Index Annual
2006	5.30%	0.82%	4.81%	6.54%	18.54%	15.79%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%
1998	9.72%	-1.06%	-14.30%	13.26%	5.39%	28.57%
1997	2.46%	15.42%	10.24%	-1.50%	28.41%	33.34%

International Stock Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	MSCI EAFE Index Annual
2006	9.91%	1.20%	3.31%	11.40%	28.00%	26.35%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	*	-14.88%*

*	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

Balanced Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	Combined Index Annual
2006	3.54%	0.53%	4.26%	4.90%	13.84%	11.11%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%
1998	6.55%	0.23%	-7.93%	8.51%	6.70%	20.99%
1997	1.11%	10.96%	7.86%	0.15%	21.21%	23.62%

Income Fund

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	LBAG Index Annual
2006	0.08%	0.00%	3.43%	1.72%	5.30%	4.33%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%
1998	1.41%	2.41%	3.14%	0.90%	8.08%	8.67%
1997	-0.77%	3.68%	3.69%	3.12%	10.00%	9.68%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance is published online at each month’s end. Please visit Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

How To Invest in the Dodge & Cox Funds

Once you have reviewed the Dodge & Cox Funds’ Prospectus, it’s easy to open an account.

To open a regular Dodge & Cox Funds account:

Download the Funds’ prospectus from the Download Forms section, print out the Funds’ Account Application located at the end of the prospectus, and then complete and mail it along with your check to one of the addresses below.

To open a Dodge & Cox Funds IRA account:

Download the Funds’ IRA Plan from the Download Forms section, print out the IRA Application/Adoption Agreement located at the end of the Plan, and then complete and mail it along with your check to one of the addresses below. If you would like to transfer IRA assets from another institution to a Dodge & Cox Funds IRA you must also complete the Transfer of Assets Form which is also located at the end of the downloaded Plan.

Mail your completed forms and check to:

Regular mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

P.O. Box 8422

Boston, MA 02266-8422

Express mail:

Dodge & Cox Funds

c/o Boston Financial Data Services

30 Dan Road

Canton, MA 02021-2809

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy:

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed-income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Benefits:

•	A simple way to own a broadly diversified portfolio of fixed-income securities

•	Low expenses, no sales charges, no distribution fees

Fund Facts:

Fund Inception Date	January 3, 1989
Total Net Assets (as of 12/31/06)	$12.0 billion
Expense Ratio (as of 6/30/06, annualized)	0.44%
2005 Portfolio Turnover Ratio	24%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Fixed-Income Strategy Committee (nine members, average tenure at Dodge & Cox of 17 years) is responsible for the day-to-day investment management of the Income Fund. The Fixed-Income Strategy Committee works with the Investment Policy Committee (twelve members for fixed income decisions, average tenure at Dodge & Cox of 20 years) in setting the duration of the Fund and approving new types of securities and proposed investments in issues rated below A. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Fixed-Income Strategy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana Morton Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

Thomas S. Dugan* - See Fixed-Income Strategy Committee (above).

Dana Morton Emery* - See Fixed-Income Strategy Committee (above).

John A. Gunn - See Fixed-Income Strategy Committee (above).

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Peter C. Lambert* - See Fixed-Income Strategy Committee (above).

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - See Fixed-Income Strategy Committee (above).

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

*	Messrs. Dugan and Lambert, and Ms. Emery are members of the Investment Policy Committee for fixed-income decisions only.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	5.30%	3.63%	5.48%	6.52%	NA	†
LBAG Index	4.33%	3.70%	5.06%	6.24%	NA	†

Fund Characteristics as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share		$12.51
Total Net Assets (billions)		$11.0
30-Day SEC Yield(a)		5.23%
Expense Ratio (annualized, as of June 30, 2006)		0.44%
2005 Portfolio Turnover Rate		24%
Fund Inception		1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	382	6,938
Average Maturity (years)	6.2	7.1
Effective Duration (years)	3.9	4.6

Five Largest Corporate Issuers (c)		% of Fund
Ford Motor Credit Co.		3.0
Time Warner, Inc. (AOL Time Warner)		2.2
GMAC		2.1
Xerox Corp.		1.9
HCA, Inc.		1.7

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	64.5	71.0
Aaa	0.5	7.8
Aa	2.8	5.3
A	4.7	8.3
Baa	13.5	7.6
Ba	8.3	0.0
B	3.8	0.0
Cash Equivalents	1.9	0.0
Average Quality	Aa	AA+

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	20.7	36.1
Mortgage-Related Securities	44.0	34.9
Asset-Backed Securities/CMBS(b)	0.0	5.9
Corporate	33.4	19.4
Non-Corporate Yankee	0.0	3.7
Cash Equivalents	1.9	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	7.3	0.0
1-5	53.8	42.9
5-10	26.9	45.1
10-15	1.7	3.2
15-20	1.2	2.4
20-25	5.3	3.4
25 and Over	3.8	3.0

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through December 31, 2006 (18.00 years) was 7.92%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.58% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed-income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Income Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Independent Research

Original research is at the heart of each investment, forming a well-founded thesis that looks at least three years ahead. Through our own investigation, we can more completely understand the forces that will either drive a company forward or slow its progress. Because we have independently built the case for our ideas, we have the confidence to invest in out-of-favor areas and to hold our ground when short-term sentiment runs the other way. In our experience, periods of great pessimism often generate the best investment bargains.

At Dodge & Cox, everyone involved in the investment process functions as a research analyst—from the newest hire to the CEO. Research is our common language.

We utilize all available resources, including the latest electronic reporting tools. We take advantage of the work of the major research firms. Yet we are skeptics who regularly test consensus conclusions against our own. No model or research service can replace meeting onsite with company management and conferring directly with their competitors, customers and suppliers. Decades of research experience give us an understanding of a company’s past and present business plans and an in-depth perspective that goes beyond the face value of current data.

In the fixed-income sector, our independent research evaluates the investment merits of many types of high-quality securities across a range of interest rate and economic scenarios. First, our fundamental analysis evaluates an issuer’s ability to meet its debt obligations over a full economic cycle. We then incorporate sophisticated analytic tools to estimate a range of expected returns. This research gives us the confidence to include investments in the higher-yielding sectors of the investment-grade fixed-income market. With a reservoir of knowledge built up over many years, we are able to make informed decisions as investment opportunities arise in the demanding over-the-counter fixed-income markets.

Traditionally, U.S. fixed-income and equities have formed our universe of investment opportunity. However, as U.S. companies have extended their reach and increasingly faced multinationals in the marketplace, our research effort has grown to encompass the global factors shaping each investment’s potential worth. To reflect this shift our portfolios typically hold a number of investments in global companies that offer attractive value.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Forms & Literature

Notice to Investors Residing Outside the United States:

Shares of the Dodge & Cox Funds are offered for sale only in the United States and are registered for sale in all states. While you may obtain the Funds’ prospectus and other information about our Funds on this web site, our Funds are not registered for sale in any other country.

Our Download Forms section provides the Prospectus, Applications, and shareholder services forms you may need to help manage your relationship with us.*

Our Download Literature section provides information about our Funds.*

Our Tax Information section provides helpful and timely tax handouts, schedules and a Frequently Asked Tax Questions page.*

If you prefer to get information in the mail, complete our Order Forms & Literature form.

*	Dodge & Cox provides Adobe Acrobat® versions of the Funds’ literature for your convenience. Adobe Acrobat provides a simple, convenient method of displaying and printing documents in PDF format from your computer. To open an Acrobat document, you must have the Adobe Acrobat Reader software installed on your computer. The free Acrobat reader is distributed at Adobe’s Web site.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Long-Term Performance & Daily Prices

Standardized Returns as of December 31, 2006 (updated quarterly)

Dodge & Cox Fund/ Comparative Index	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	18.54%	15.59%	12.84%	14.23%	14.81%
S&P 500 Index	15.79%	10.43%	6.18%	8.42%	11.80%

International Stock Fund	28.00%	25.56%	20.77%	NA †	NA	†
MSCI EAFE Index	26.35%	19.93%	14.98%	NA †	NA	†

Balanced Fund	13.84%	11.20%	10.68%	11.79%	12.47%
Combined Index	11.11%	7.76%	5.98%	7.88%	10.30%

Income Fund	5.30%	3.63%	5.48%	6.52%	NA	‡
LBAG Index	4.33%	3.70%	5.06%	6.24%	NA	‡

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through December 31, 2006 (5.67 years) was 16.60%. The MSCI EAFE’s total return was 9.93% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through December 31, 2006 (18.00 years) was 7.92%. The LBAG’s total return was 7.58% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Account Access

IMPORTANT: Changes to Account Access

We have introduced significant changes to online Account Access.

Enhanced Login - Our new login feature requires you to establish a unique User ID to access your accounts. You can no longer use your Social Security Number to access your accounts. If you have not already created a unique User ID, please follow the “Create User ID” link on the right-hand side of this page and complete a simple one-time registration process. This change was made to better protect your personal information.

Electronic Statements - You can now view, print and save statements electronically within Account Access.

To access your account, use the secure login box at the right of this page.

If you invest in the Dodge & Cox Funds through an employer-sponsored retirement plan, Account Access may not be available.

Within Funds Account Access, you may:

•	Change your address

•	Buy, sell or exchange Fund shares

•	Obtain account balances

•	View or download recent transaction history

•	View or print a duplicate statement

•	View tax information or request a duplicate tax form

To open an account with Dodge & Cox Funds, go to How To Invest.

If your browser does not meet our security requirements, you will receive an error message when trying to enter Account Access. If this happens, please upgrade your browser (it’s free!) to a 128-bit encryption version by following the links below. For technical assistance related to installation, please contact the browser manufacturers directly.

•	Click on Netscape Navigator®, Microsoft® Internet Explorer®, or Firefox® to access their download pages

•	If you use America Online® go to keyword: 128 BROWSER

•	If you access the Internet through a local area network (at your workplace, for instance), please contact your network administrator to acquire the necessary software.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Fund Information

Dodge & Cox manages four no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and / or fixed-income securities.

	Stock Fund	International Stock Fund	Balanced Fund	Income Fund

Availability	Closed to new investors	Open	Closed to new investors	Open

Objective	Long-term growth of principal and income.	Long-term growth of principal and income.	Regular income, conservation of principal and an opportunity for long-term growth of principal and income.	High and stable rate of current income consistent with long-term preservation of capital.

Strategy	The Fund invests primarily in a broadly diversified portfolio of common stocks.	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies.	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.	The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities.

Inception Date	1/4/1965	5/1/2001	6/26/1931	1/3/1989

Expense Ratio(a)	0.52%	0.67%	0.53%	0.44%

2005 Portfolio Turnover Rate	12%	7%	18%	24%

Ticker Symbol	DODGX	DODFX	DODBX	DODIX

Total Net Assets(b)	$66.2 billion	$30.9 billion	$27.5 billion	$12.0 billion

Funds’ Proxy Report (N-PX)

(a)	For the six month period ended June 30, 2006, annualized.
(b)	As of December 31, 2006.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of international stocks

•	Low expenses, no sales charges, no distribution fees

Fund Facts

Fund Inception Date	May 1, 2001
Total Net Assets (as of 12/31/06)	$30.9 billion
Expense Ratio (as of 6/30/06, annualized)	0.67%
2005 Portfolio Turnover Rate	7%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The International Stock Fund is managed by the International Investment Policy Committee. The eight members of this committee have an average tenure at Dodge & Cox of 17 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

International Investment Policy Committee

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Mario C. DiPrisco - Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign. Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998, and assumed international company research responsibilities in 2000. Mr. DiPrisco holds the CFA designation.

Yasha Gofman - Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Roger G. Kuo - Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the Harvard Business

School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and is a CFA charterholder.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

Kouji Yamada - Mr. Yamada received his B.A. from the University of Chicago in 1988 and his M.B.A from the Harvard Business School in 1993. Prior to joining Dodge & Cox in 1995, he worked at JP Morgan as a securities analyst. Mr. Yamada is a shareholder of the firm and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	28.00%	25.56%	20.77%	NA	†	NA	†
MSCI EAFE Index	26.35%	19.93%	14.98%	NA	†	NA	†

Fund Characteristics

as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share		$40.25
Total Net Assets (billions)		$24.6
Expense Ratio (annualized, as of June 30, 2006)		0.67%
2005 Portfolio Turnover Rate		7%
30-Day SEC Yield(a)		1.49%
Fund Inception		5/1/2001

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	82	1,166
Median Market Capitalization (billions)	$14	$5
Weighted Average Market Cap. (billions)	$53	$55
Price-to-Earnings Ratio(b)	13.1x	13.6x
Countries Represented	20	22
Emerging Markets	14.2%	0.0%

Ten Largest Holdings(c)		% of Fund
Sanofi-Aventis (France)		3.4
News Corp. Class A (United States)		2.8
HSBC Holdings PLC (United Kingdom)		2.4
Nokia Oyj (Finland)		2.3
Matsushita Electric Industrial Co. Ltd. (Japan)		2.3
Royal Bank of Scotland Group PLC (United Kingdom)		2.3
Infineon Technologies AG (Germany)		2.3
GlaxoSmithKline PLC ADR (United Kingdom)		2.2
Hitachi, Ltd. (Japan)		2.2
Mitsubishi UFJ Financial Group ADR (Japan)		2.1

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	36.0	44.6
Japan	21.8	23.7
United Kingdom	15.2	23.8
Latin America	7.5	0.0
Pacific (excluding Japan)	7.0	7.9
United States	4.9	0.0
Africa	1.5	0.0
Middle East	1.0	0.0
Canada	0.9	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	21.5	30.1
Consumer Discretionary	14.2	11.9
Information Technology	12.2	5.6
Materials	11.6	8.1
Industrials	9.7	10.6
Energy	8.0	7.5
Consumer Staples	7.6	8.0
Health Care	6.3	7.6
Telecommunication Services	3.6	5.1
Utilities	1.1	5.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through December 31, 2006 (5.67 years) was 16.60%. The MSCI EAFE’s total return was 9.93% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock markets in the countries in which the Fund invests go down.

•	Markets continue to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

•	Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.

•	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

•	Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

•	Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox International Stock Fund. The bar chart only shows the Fund’s returns for the fiscal years 2002 through 2006, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Order Forms and Literature

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Long-Term Approach

Decades of investing have taught us that investor perceptions of a fixed-income or equity security fluctuate much more widely than underlying fundamentals. Thus, we believe it is difficult, if not impossible, to predict short-term price movements. At Dodge & Cox, we look further out in our analysis, beyond readily apparent short-term information. As our view diverges from the consensus, we find investment opportunities.

In equities, we invest with an understanding that it takes years for a company to build plants, global distribution networks and brand identities. We evaluate management’s strategies and their potential impact on a company’s long-term profitability. Our view of each company as an ongoing business, rather than as a string of quarterly earnings projections, helps us better analyze price disparities and find promising investment opportunities.

We continually refocus on the long term by asking: based on what we know today, how would we invest an all-cash portfolio if we couldn’t trade for three to five years? This hypothetical question forces us to reevaluate our portfolio holdings within an ever-changing market environment, and to reaffirm our rationale for long-term appreciation.

A long-term view also has positive effects on a fixed-income portfolio. The mathematics of fixed-income investing, specifically the compounding of interest, works to the investor’s advantage. Our long history of managing high-quality fixed-income portfolios has shown us the importance of income to long-term results. We seek to give our clients a relatively high and stable income stream, rather than trying to earn returns by capturing short-term price fluctuations.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Order Forms and Literature

Notice To Investors Residing Outside The United States:

Shares of the Dodge & Cox Funds are offered for sale only in the United States and are registered for sale in all states. While you may obtain prospectuses and other information about our Funds at this website, our Funds are not registered for sale in any other country. We will only mail prospectuses and other information to U.S. addresses, and we will only establish accounts with a U.S. address.

Select the type of account(s)

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(Includes information to establish accounts for individuals, joint tenants, Gift/Transfer to Minors, Trusts, or Corporations)	(Includes information to establish Regular, Roth or SEP IRA)

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Mailing Information

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Review our privacy policy.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Proxy Voting

Proxy Voting Search

Fund Search

Choose a Fund to view the proxy voting activity for each company held in the Fund’s portfolio.             Select a Fund:         GO

or

Company Search

Choose a letter to view companies that begin with that letter, or enter a company name or ticker in the box.

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Company Name Ticker

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Download An Application

Consent to Electronic Delivery

By clicking Submit, you consent to receive the Dodge & Cox Funds’ prospectus, privacy policy, account application and any other materials that may be required in connection with the information you requested, on the terms set forth below. You also agree to read and agree to the terms of these documents before investing.

Access to Online Documents

To view and print the documents, you will need Adobe Acrobat Reader. If you do not have Acrobat Reader, you can download it for free. If you are unable to download, view, or print the documents, contact Dodge & Cox Funds at 1-800-621-3979 for assistance or to request a free paper copy of any of these documents.

Duration of Election and Consent

Your consent applies only to this request. If you request additional information you may be required to consent to electronic delivery again.

Costs and Risks

Dodge & Cox does not charge you a fee to use our website, but you could incur expenses from an internet service provider when you access information online. Also, be aware that your internet service provider may occasionally experience system failure, and hyperlinks to documents may not function properly.

I have read the Prospectus and/or IRA Plan.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Account Access Security Features

To access your account, use the secure login box at the right of this page.

Account Access has been built with your security in mind and contains the following security features:

•	When you register for Account Access you must provide personal information to authenticate your identity. To create a User ID and password you will need to provide the last four digits of your Social Security Number, your Fund and Account Number and your Zip Code.

•	Account Access uses encryption technologies to facilitate secure communications. Shareholders can enter Account Access only if their browsers support 128-bit encryption. These technologies are designed to provide a high level of security and privacy for shareholders when they access account information.

•	Account Access has built-in timers that terminate access if you are not actively using Account Access.

•	Your account access will be disabled after three unsuccessful password log on attempts, and you will then need to call the Dodge & Cox Funds to re-establish your access.

What is encryption?

Encryption scrambles information being sent between computers, so that others on the Internet cannot read or intercept the information as it is transferred. Dodge & Cox Funds Account Access uses 128-bit encryption, which is widely used throughout the mutual fund industry.

Can I turn off Account Access?

Yes. To turn off Account Access for your accounts, call Dodge & Cox Funds at 1-800-621-3979. Once Account Access has been turned off, it can be restored only by sending a Medallion signature guaranteed letter of instruction signed by all registered shareholders to Dodge & Cox Funds, c/o Boston Financial Data Services, P.O. Box 9051, Boston, MA 02205-9051.

Please Note:

You share responsibility for maintaining the security of your account information. You should never share your password with anyone. In addition, when you finish using Account Access, you should click on the “Sign Off” button, then click on the “Close Your Browser” button.

If you suspect that someone knows your password, you can change it online. From within Account Access, select “Change Password” from the Account Maintenance dropdown menu. This will allow you to designate a new password.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright© 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Stock Fund is closed to new investors.

Objectives:

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy:

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of stocks

•	Low expenses, no sales charges, no distribution fees

Fund Facts

Fund Inception Date	January 4, 1965
Total Net Assets (as of 12/31/06)	$66.2 billion
Expense Ratio (as of 6/30/06, annualized)	0.52%
2005 Portfolio Turnover Rate	12%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Stock Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Stock Fund is managed by the Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 21 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a

President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	18.54%	15.59%	12.84%	14.23%	14.81%
S&P 500 Index	15.79%	10.43%	6.18%	8.42%	11.80%

Fund Characteristics as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share		$150.77
Total Net Assets (billions)		$61.0
Expense Ratio (annualized, as of June 30, 2006)		0.52%
2005 Portfolio Turnover Rate		12%
30-Day SEC Yield(a)		1.20%
Fund Inception		1965

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	86	500
Median Market Capitalization (billions)	$24	$13
Weighted Average Market Cap. (billions)	$69	$96
Price-to-Earnings Ratio(b)	14.6x	14.9x
Foreign Stocks(c) (% of Fund)	15.8%	0.0%

Ten Largest Holdings(d)		% of Fund
Hewlett-Packard Co.		4.1
Comcast Corp. Class A		3.7
Pfizer, Inc.		3.3
News Corp. Class A		2.9
Time Warner, Inc.		2.6
Chevron Corp.		2.6
Sony Corp. ADR (Japan)		2.4
McDonald’s Corp.		2.4
Matsushita Electric Industrial Co., Ltd. ADR (Japan)		2.3
Cardinal Health, Inc.		2.3

Asset Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	21.6	10.1
Health Care	16.5	12.7
Financials	14.5	22.3
Information Technology	13.7	15.3
Energy	8.8	9.3
Industrials	8.7	10.9
Materials	5.2	2.9
Consumer Staples	3.8	9.6
Utilities	1.4	3.4
Telecommunication Services	1.0	3.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Stock Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Strict Price Discipline

Price discipline helps accomplish two important investment objectives. First, a low stock price or high bond yield incorporates low investor expectations that may serve as a buffer against the risk of decline. We are guided both in what we buy and what we sell by an ongoing search for superior relative value, steering clear of popular choices that come at a price we would rather not pay. Second, investing when valuations are low creates greater potential for capital appreciation.

Short-lived investor pessimism may temporarily depress a stock price below our view of the company’s long-term fundamental value. Presented with a low stock price, we want to be confident that the company is well established, with strong management and a competitive business franchise. We look for a catalyst that will propel earnings higher, and we are prepared to tolerate short-term price volatility if we have good reason to expect the long-term reward of significant appreciation.

The price discipline in fixed-income management takes the form of yield comparison across securities and sectors. In the search for higher yielding securities, we seek issuers with stable and improving credit quality along with strong cash flow generation. The structure of a fixed-income security, including terms and conditions, is also an important consideration. We seek to build diversified portfolios that provide a stable income stream in varied market environments, a source of potential returns for our clients.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Tax FAQ

REGULAR (TAXABLE) ACCOUNTS

I. Dividends and Distributions from the Funds:

When I receive income dividends or capital gain distributions in my regular account, are those amounts taxable?

Yes. Dividends and capital gain distributions are taxable to you and must be reported on your tax return. In mid-to-late January, you will receive Form 1099-DIV, which reports the total taxable distributions you received during the year. This information is reported to the IRS.

If I reinvest my dividends or capital gains, are they still taxable?

Yes. The value of reinvested dividends and distributions will be included on Form 1099-DIV and must be reported on your tax return. The shares you receive on the reinvestment are treated as newly purchased shares.

Why does a Fund pay capital gain distributions?

Capital gain distributions in a mutual fund are distributions of the net profits derived from sales of stocks and bonds within the Fund. As a result, they can occur in a Fund even in a period when the Fund’s total return is low or negative. To comply with IRS requirements, the Dodge & Cox Funds distribute net capital gains annually. (When a Fund sells an individual security, the Fund tracks the difference between the selling price and the original purchase price of that security to determine the gain or loss produced by the sale. At the end of each tax year, the Fund accumulates the gains and losses for all securities sold by the Fund during the year. If the net amount is positive, the Fund will make a capital gain distribution to shareholders.)

II. Sales (Redemptions or Exchanges) of Fund Shares:

If I sell shares in my regular account, is the transaction taxable?

Yes. If you sell (redeem or exchange) shares in your Fund account, the gain or loss on that sale must be reported to the IRS on your tax return. In mid-to-late January, you will receive Form 1099-B, which reports the proceeds you received from your sale. This information is reported to the IRS.

If I exchange my investment from one Dodge & Cox Fund to another, is the transaction still taxable?

Yes. For tax purposes, an exchange is considered a sale of one Fund and the purchase of another. The gain or loss on the shares you sell in the exchange transaction must be reported on your tax return. In mid-to-late January, you will receive Form 1099-B, which reports the proceeds you received from your sale.

If I sell shares in my account, how do I calculate the gain or loss?

Your gain or loss is determined by comparing the amount you realize from the sale (sales proceeds) against the cost basis of the shares sold.

How do I determine the basis of the shares I have sold?

There are four IRS-approved methods for determining the basis of shares sold. For more information on calculating cost basis for mutual fund holdings, please refer to IRS Publication 564 “Mutual Fund Distributions”.

One IRS-approved method is Average Cost, Single Category, which is used by many Fund shareholders. Most shareholders who sold shares in the current year and who opened their accounts after 11/1/87 will receive an Average Cost Accounting Statement in the following year to assist with reporting gains and losses under the average cost method. The information on the Average Cost Accounting Statement is NOT reported to the IRS. If you elect to use the average cost method you must continue to use it for all of your accounts in the same Fund. If you choose to use a method other than the average cost method, you will be responsible for keeping the cost records.

What is the difference between short-term and long-term capital gains?

Short-term gains are gains on securities held one year or less. They are taxed at the same rates as ordinary income. Short-term capital gain distributions from the Fund are reported as ordinary income on your Form 1099-DIV. Long-term gains are gains on securities held more than one year. They are generally taxed at a maximum federal rate of 20%.

IRA ACCOUNTS—TRADITIONAL IRA (Including SEP-IRAs), ROTH IRA

I. Dividends and Distributions from the Funds:

When the Fund pays income dividends or capital gain distributions in my IRA account, are those amounts taxable?

No. Income dividends and capital gain distributions are not taxable as long as those assets remain in your IRA.

II. IRS Reporting of Year-end Account Values:

Is the value of my Traditional or Roth IRA reported to the IRS each year?

Yes. Your year-end balance, which appears on the year-end account statement sent to you in early January, is reported to the IRS.

III. Contributions:

If I contributed to my Roth and/or Traditional IRA for the tax year, will my contribution be reported to the IRS?

Yes. Form 5498, which is sent to you in May, reports your total IRA contributions attributed to the previous tax year. This information is reported to the IRS.

If I rolled assets from another retirement account into a Dodge & Cox Funds IRA, will that transaction be reported to the IRS?

Yes. Form 5498 is sent to you in May showing rollover amounts received into your Dodge & Cox Funds IRA during the previous year. This information is reported to the IRS.

IV. Sales (Redemptions or Exchanges) of Fund Shares:

If I exchange shares in my IRA from one Dodge & Cox Fund to another, is the transaction taxable?

No. Assets exchanged between Dodge & Cox Funds within your IRA are not taxable. The transaction is not reported to the IRS.

If I sold shares in my Dodge & Cox Funds IRA in order to roll the assets into another retirement account, is the transaction taxable?

No. In general, as long as the investment remains in an IRA or other qualified retirement account, and the rollover was properly completed within 60 days, the proceeds on the Fund shares you sell are not taxable. In mid-to-late January the Fund will send you Form 1099-R, which reports the amount of the withdrawal from your Dodge & Cox Funds IRA. This information is reported to the IRS. The custodian of the IRA which received the rollover should report the receipt on Form 5498 in May following the year of receipt.

If I do a direct transfer from one Fund group to another is the transaction taxable?

No. In general, a direct transfer from one IRA custodian to another IRA custodian is not taxable. This information is not reported to the IRS.

I took a distribution from my Dodge & Cox Funds IRA, is the transaction reported to the IRS?

Yes. In mid-to-late January, the Fund will send you Form 1099-R, which reports the amount of your withdrawal from your Dodge & Cox Funds IRA. This information is reported to the IRS.

V. Conversions Between Traditional IRAs and ROTH IRAs:

I converted assets from a Traditional IRA to a Roth IRA, is the transaction reported to the IRS?

Yes. A Roth IRA conversion is considered to be a distribution from your Traditional IRA and a contribution by way of conversion to a Roth IRA. In January, you will receive a Form 1099-R which reports the amount withdrawn from the Traditional IRA in the conversion. In May, you will receive a Form 5498 reporting the amount received into your Roth IRA. This information is reported to the IRS. In general, the amount of the conversion must be recognized as taxable income.

FOR MORE INFORMATION

How can I get more information about my tax requirements?

•	You can obtain forms and publications from the IRS by calling 1-800-TAX-FORM or by visiting the IRS web site at www.irs.gov. You may wish to request the following publications:

•	For regular accounts: IRS Publication 564, “Mutual Fund Distributions”

•	For IRA accounts: IRS Publication 590, “Individual Retirement Arrangements (IRAs)”

•	Please refer to the Funds’ prospectus and/or to the Funds’ IRA Disclosure Statement, which can either be downloaded, ordered by using the Order Forms & Literature Form, or obtained by calling Dodge & Cox Funds at (800) 621-3979.

•	If you are a shareholder, you will receive your 1099 Forms from the Fund in mid-to-late January.

•	If you require specific information concerning your individual tax situation, please consult with a tax advisor or refer to IRS and state instructions for preparing income tax returns.

The preceeding information is not intended to be a complete discussion covering all your income tax requirements, and it should not be relied upon as a source of professional advice.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Tax Information

The following information is not intended to be a complete discussion covering all your income tax requirements, and it should not be relied upon as a source of professional advice. For additional information, please refer to our Frequently Asked Tax Questions. Distribution information is also available in the Performance & Prices section of this web site.

Helpful Tax Material Handouts

Letter which accompanies 1099 mailing - Discusses Forms 1099-DIV and 1099-B that are sent to shareholders in late-January 2007, and includes information that may be useful in preparing certain state tax returns. (Available Mid-January, 2007)

2006 tax reporting information - Lists 2006 distributions from the Funds and other data that may assist shareholders with tax reporting. (Available Mid-January, 2007)

2006 tax reporting of foreign taxes paid - For investors in Dodge & Cox International Stock Fund only. In addition to the 2006 tax reports (Forms 1099) and accompanying instructions, this report contains information on foreign taxes paid that you may need to complete your 2006 federal and state income tax returns. (Available Mid-January, 2007)

Tax Information Mailing Schedule

Mid-January

•	Year-end statement: reports distributions, activity and year-end balances in each Fund account for the year.

Late-January

•	Form 1099-DIV: reports taxable distributions for the year.

•	Form 1099-B: reports proceeds from sales (redemptions or exchanges) of shares.

•	Form 1099-R: reports any withdrawals from a Traditional, Roth or SEP Individual Retirement Account (IRA).

•	Average Cost Accounting Statement: shows all sales (redemptions or exchanges) reportable for the prior year and calculates the taxable gain or loss on an average cost basis for each sale. Statement will be sent to most shareholders of taxable accounts who sold shares in the prior year. Please note: If you received a Statement that shows a loss on a December sale, some or all of that loss might be disallowed due to wash sale rules if you purchase additional shares in January. If that is the case, a revised Statement will be sent to you in mid-to-late February.

Mid-March (foreign persons only)

•	Form 1042-S: reports taxable dividends and income tax withheld on accounts owned by foreign persons.

Late-May

•	Form 5498: reports regular and rollover 2006 IRA contributions to Traditional and Roth IRAs, and SEP-IRA accounts.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Team Research

Clients who hire Dodge & Cox benefit from the collective judgment of the entire investment team. Most professionals on both the equity and fixed-income teams have worked together for a decade or longer. The average tenure of our Investment Policy Committee members exceeds 20 years. We believe that a well-tuned, group decision making process enhances individual thinking and moves the portfolio beyond dependence on any single person.

Each investment professional begins at Dodge & Cox as an analyst. We hire top-caliber graduates and bring them along the learning curve with the guidance of senior investment professionals. This sharpens judgment and strengthens the capacity for independent research.

In policy meetings, individuals act as advocates for their most-promising ideas. Each recommendation is subjected to intense group scrutiny, both for its merits as a specific investment and for its effect on the overall portfolio. Debate over each proposed purchase or sale, while respectful, is a vigorous exchange among colleagues. When all voices have been heard, the group takes action or reconvenes after more research has been conducted.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

TEMPLATE::PAGETITLE

TEMPLATE::CONTENT

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Terms & Conditions of Use

Use of the Dodge & Cox Funds’ web site, owned and operated by Dodge & Cox® and Dodge & Cox Funds (“Funds”) (collectively, “Dodge & Cox Funds”), signifies that you accept the following Terms and Conditions of Use. If you do not agree to these terms, do not use this site.

Dodge & Cox Funds reserves the right, at its discretion, to change, modify, add, or remove portions of these terms at any time. We suggest that you check these terms periodically for changes. The terms can be accessed from the link at the bottom of our web site pages. If you use this web site after we post changes to the terms, you accept the changed terms. Dodge & Cox Funds expressly reserves the right to monitor any and all use of this web site.

NOTE: ACCESSING OR REQUESTING ACCOUNT INFORMATION OR TRANSACTIONS THROUGH THIS SITE CONSTITUTES AND SHALL BE DEEMED TO BE AN ACCEPTANCE OF THE FOLLOWING TERMS AND CONDITIONS.

The accuracy, completeness and timeliness of the Funds’ account information provided is the sole responsibility of the transfer agent, which provides the information. No party which provides a connection between this web site and the Funds or its transfer agency system can verify or ensure the receipt of any information transmitted to or from the Funds or its transfer agent, or the acceptance by, or completion of any transaction with, the Funds.

The on-line acknowledgments or other messages which appear on your screen for transactions entered do not mean that the transactions have been received, accepted or rejected by the Funds. These acknowledgments are only an indication that the transactional information entered by you has either been transmitted to the Funds, or that it cannot be transmitted. It is the responsibility of the Funds to confirm to you that it has received the information and accepted or rejected a transaction. It is the responsibility of the Funds to deliver to you a current prospectus, confirmation statement and any other documents or information required by applicable law.

NO TRANSACTION SHALL BE DEEMED ACCEPTED UNTIL YOU RECEIVE A WRITTEN CONFIRMATION FROM DODGE & COX FUNDS.

You are responsible for reviewing the Funds account statements received by you in the mail to verify the accuracy of all the Funds’ account information provided in the statement and all transactions entered through this site. You are also responsible for promptly notifying the Funds of any errors or inaccuracies relating to information contained in, or omitted from your Funds account statements, including errors or inaccuracies arising from the transactions conducted through this site.

TRANSACTIONS ARE SUBJECT TO ALL REQUIREMENTS, RESTRICTIONS AND FEES AS SET FORTH IN THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS.

Persons Resident Outside the United States

Shares of the Funds are offered only for sale in the United States. While you may obtain prospectuses and other information about our Funds at this web site, our Funds are not registered for sale in any other country. Nothing on this web site should be considered a solicitation to buy or an offer to sell shares of the Funds in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such foreign jurisdiction or the United States.

Privacy Policy

Dodge & Cox Funds expressly reserves the right to monitor any and all use of this web site, but will not release information about this use to any other company, individual, or group.

Dodge & Cox Funds is committed to maintaining the confidentiality, integrity and security of your personal and financial data and consider this information to be privileged and held in confidence between you and Dodge & Cox Funds. We believe that you should be aware of our policies to protect the confidentiality of this information.

We collect nonpublic personal information about you from the information we receive from you on applications and other forms and from transactions you initiate with us. As is common in the investment management industry, we use a third-party transfer agent and a third-party provider of back-end systems for our business who only use your information to process transactions you have requested. Our contracts with these organizations contain a confidentiality clause that prohibits the sale or any other use or dissemination of any of your personal information, except as may be required by law. Only when we have permission from you, do we disclose nonpublic personal information to third parties, such as consultants or accountants. We do not disclose any nonpublic personal information about you, as a current or former shareholder, to anyone, except when we have permission from you or as required by law.

We restrict access to nonpublic personal information about you to those employees and service providers involved in administering and servicing your account(s). We maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Copyright Policy

Dodge & Cox Funds owns and operates this site. All trademarks, service marks, and trade names displayed on this site are proprietary to Dodge & Cox, except as noted below.

Users and other web sites may not copy, reproduce, republish, upload, post, transmit, or distribute in any way material from Dodge & Cox Funds’ web site, except as specifically stated below. Users and other web sites may not copy, modify, or display Dodge & Cox Funds’ name, text, or graphic images in any way without Dodge & Cox Funds’ express written permission except as set forth below. Users and other web sites may not redeliver any of the pages, text, images, or other content of Dodge & Cox Funds’ web site using “framing” technology without Dodge & Cox Funds’ express written permission.

Modification or use of the pages, text, images, or other content from Dodge & Cox Funds’ web site for any other purpose is a violation of Dodge & Cox’s copyrights and other proprietary rights.

•	Individuals may, for personal use, bookmark Dodge & Cox Funds’ home page.

•	Other users and sites may include a link to Dodge & Cox Funds’ web site: In a simple list of companies, by pointing to Dodge & Cox Funds’ homepage (www.dodgeandcox.com).

In a list of companies that offers descriptions along with links, provided that such users and sites provide the following statement when linking to Dodge & Cox Funds’ homepage:

Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax-exempt institutions through mutual funds and separate accounts.

This limited authorization entitles other users and sites to link to Dodge & Cox Funds’ homepage (www.dodgeandcox.com) only. Linking to other content within Dodge & Cox Funds’ web site is prohibited without Dodge & Cox Funds’ express written permission. The Terms and Conditions of Use expressly prohibit the framing of Dodge & Cox Funds’ content in any way or any other activity that may create a misimpression or confusion among users with respect to sponsorship or affiliation. Any site offering a link to Dodge & Cox Funds’ web site must deliver Dodge & Cox Funds’ homepage address (www.dodgeandcox.com).

Ownership of Other Materials

Trademarks

•	Adobe®, Acrobat®, Acrobat® Reader, and the Acrobat logo are trademarks of Adobe Systems Incorporated.

•	CFA® is a trademark of the CFS Institute.

•	Firefox® is a trademark of Mozilla Corporation.

•	Lehman Brothers® is a trademark of Lehman Brothers, Inc.

•	Microsoft® and Internet Explorer® are trademarks of Microsoft Corporation.

•	Moody’s® is a trademark of Moody’s Investors Services, Inc.

•	NASDAQ® is a registered service/trademark of The Nasdaq Stock Market, Inc.

•	Netscape Navigator® is a trademark of Netscape Communications Corporation in the United States and other countries.

•	Standard & Poor”s®, S&P®, Standard & Poor’s 500, S&P 500®, and 500 are trademarks of The McGraw-Hill Companies, Inc.

Copyrights

•	Some digital images ©1997 PhotoDisc, Inc.

Third-Party Content

Dodge & Cox Funds and its agents are in no way responsible for the content of any site owned by a third party that may be linked to Dodge & Cox Funds’ web site via hyperlink, whether such hyperlink is provided by Dodge & Cox Funds or by a third party.

DISCLAIMERS

THERE ARE NO IMPLIED OR EXPRESSED WARRANTIES ON THE MATERIALS IN THIS SITE; THE MATERIALS ARE PROVIDED “AS IS.” DODGE & COX FUNDS AND ITS AGENTS DISCLAIM, TO THE FULLEST EXTENT UNDER APPLICABLE LAW, ANY WARRANTY OF ANY KIND, WHETHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER RELATING TO THIS SERVICE, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT. USE OF THIS SERVICE IS AT YOUR OWN RISK. DODGE & COX FUNDS AND ITS AGENTS INTEND THAT THE INFORMATION CONTAINED IN THIS SERVICE BE ACCURATE AND RELIABLE; HOWEVER, ERRORS SOMETIMES OCCUR. DODGE & COX FUNDS AND ITS AGENTS DO NOT WARRANT THAT THE FUNCTIONS CONTAINED IN THE MATERIALS WILL BE UNINTERRUPTED OR ERROR-FREE, THAT DEFECTS WILL BE CORRECTED, OR THAT THIS SITE OR THE SERVERS THAT MAKE IT AVAILABLE ARE FREE FROM VIRUSES OR OTHER HARMFUL COMPONENTS. DODGE & COX FUNDS AND ITS AGENTS DO NOT WARRANT OR REPRESENT THAT THE MATERIALS IN THIS SITE ARE CORRECT, ACCURATE, OR RELIABLE. YOU (AND NOT DODGE & COX FUNDS AND ITS AGENTS) ASSUME THE ENTIRE COST OF ALL NECESSARY SERVICING, REPAIR, OR CORRECTION OF YOUR PROPERTY OR OPERATIONS AS A RESULT OF USING THIS WEB SITE. BY USING DODGEANDCOX.COM, YOU ACCEPT AT YOUR OWN RISK THAT THE INTERNET AND ONLINE COMMUNICATIONS MEDIUM MAY NOT PERFORM AS INTENDED DESPITE THE EFFORTS OF DODGE & COX FUNDS, YOUR INTERNET SERVICE PROVIDER, AND YOU. REFERENCE TO A FUND OR SECURITY ANYWHERE ON THIS WEB SITE IS NOT A

RECOMMENDATION TO BUY, SELL, OR HOLD THAT OR ANY OTHER SECURITY. IF YOU LIVE IN A STATE THAT DOES NOT ALLOW DISCLAIMERS OF IMPLIED WARRANTIES, OUR DISCLAIMER MAY NOT APPLY TO YOU.

Limitation of Liability

Dodge & Cox Funds and its agents are not liable under any circumstances—including, but not limited to, negligence—for any special or consequential damages that may result from the use of, or the inability to use, the materials on this site, even if Dodge & Cox Funds and its agents have been advised of the possibility of such damages. Dodge & Cox Funds and its agents are not liable for damages or injury, including, but not limited to, damages or injury caused by any performance, failure of performance, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communications line failure, theft or destruction or unauthorized access to, alteration of, or use of information, whether resulting, in whole or in part, from breach of contract, tortious behavior, negligence, or otherwise. If you live in a state that does not allow the limitation or exclusion of liability or incidental or consequential damages, the above limitation or exclusion may not apply to you.

In no event shall Dodge & Cox Funds’ and its agents’ total liability to you for damages, losses, and causes of action—whether in contract, tort (including, but not limited to, negligence), or otherwise—exceed the amount paid by you, if any, for accessing Dodge & Cox Funds’ web site.

Jurisdictional Issues and Applicable Law

Unless otherwise specified, Dodge & Cox Funds controls and operates this site from its offices in San Francisco, California, United States of America. Dodge & Cox and its representatives may only transact business in states where they are registered, excluded or exempted from state registration requirements.

Dodge & Cox Funds does not claim that materials in this site are appropriate or available for use in locations other than California. If you choose to access this site from other locations, you do so on your own initiative, and you are responsible for compliance with any applicable local laws.

The laws of the State of California govern these terms. If you take legal action relating to these terms, you agree to file such action only in the Superior Court—Unlimited Jurisdiction, County of San Francisco, or the United States District Court for the Northern District of California, and you consent and submit to the personal jurisdiction of those courts for the purposes of litigating any such action.

Termination

Either party may terminate this agreement at any time by destroying:

•	All materials obtained from dodgeandcox.com.

•	All related documentation, copies, and installations, whether or not made under these terms.

Dodge & Cox Funds will terminate this agreement immediately without notice if, in Dodge & Cox Funds’ sole discretion, you fail to comply with any term or provision of this agreement. Upon termination, you must destroy all materials obtained from this site and all copies of those materials, whether or not they were made under these terms.

Integration and Severability

If any provision of these terms is deemed unlawful, void, or for any reason unenforceable, then that provision will be deemed severable from these terms and will not affect the validity and enforceability of the remaining provisions. The preceding terms and conditions of use represent the entire agreement between Dodge & Cox Funds and the user relating to the subject matter herein.

Terms and Conditions as of: June 8, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/88	$10.00	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
1/31/89	$10.23	2.30%	N.A.	2.30%	N.A.	N.A.	N.A.	N.A.	N.A.
2/28/89	$10.10	-1.27%	N.A.	1.00%	N.A.	N.A.	N.A.	N.A.	N.A.
3/31/89	$10.06	.71%	1.72%	1.72%	N.A.	N.A.	N.A.	N.A.	N.A.	3/20/89	$.110			$9.92
4/30/89	$10.24	1.79%	1.21%	3.54%	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/89	$10.52	2.73%	5.31%	6.37%	N.A.	N.A.	N.A.	N.A.	N.A.
6/30/89	$10.67	3.16%	7.88%	9.73%	N.A.	N.A.	N.A.	N.A.	N.A.	6/20/89	$.180			$10.52
7/31/89	$10.88	1.97%	8.07%	11.89%	N.A.	N.A.	N.A.	N.A.	N.A.
8/31/89	$10.68	-1.84%	3.26%	9.83%	N.A.	N.A.	N.A.	N.A.	N.A.
9/30/89	$10.55	.55%	.65%	10.44%	N.A.	N.A.	N.A.	N.A.	N.A.	9/20/89	$.190			$10.59
10/31/89	$10.83	2.65%	1.33%	13.37%	N.A.	N.A.	N.A.	N.A.	N.A.
11/30/89	$10.90	.65%	3.89%	14.11%	N.A.	N.A.	N.A.	N.A.	N.A.
12/31/89	$10.68	-.01%	3.30%	14.09%	14.09%	N.A.	N.A.	N.A.	N.A.	12/20/89	$.210		$.010	$10.75
1/31/90	$10.49	-1.78%	-1.16%	-1.78%	9.54%	N.A.	N.A.	N.A.	N.A.
2/28/90	$10.50	.10%	-1.70%	-1.69%	11.06%	N.A.	N.A.	N.A.	N.A.
3/31/90	$10.32	.18%	-1.51%	-1.51%	10.48%	N.A.	N.A.	N.A.	N.A.	3/20/90	$.200			$10.36
4/30/90	$10.18	-1.36%	-1.08%	-2.84%	7.06%	N.A.	N.A.	N.A.	N.A.
5/31/90	$10.50	3.14%	1.93%	.21%	7.49%	N.A.	N.A.	N.A.	N.A.
6/30/90	$10.48	1.73%	3.51%	1.95%	6.00%	N.A.	N.A.	N.A.	N.A.	6/20/90	$.200			$10.39
7/31/90	$10.59	1.05%	6.03%	3.02%	5.05%	N.A.	N.A.	N.A.	N.A.
8/31/90	$10.42	-1.61%	1.15%	1.36%	5.29%	N.A.	N.A.	N.A.	N.A.
9/30/90	$10.29	.78%	.20%	2.15%	5.53%	N.A.	N.A.	N.A.	N.A.	9/20/90	$.210			$10.24
10/31/90	$10.40	1.07%	.22%	3.24%	3.90%	N.A.	N.A.	N.A.	N.A.
11/30/90	$10.66	2.50%	4.40%	5.83%	5.81%	N.A.	N.A.	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/90	$10.61	1.50%	5.15%	7.42%	7.42%	N.A.	N.A.	N.A.	N.A.	12/20/90	$.200		$.010	$10.60
1/31/91	$10.71	.94%	5.02%	.94%	10.39%	N.A.	N.A.	N.A.	N.A.
2/28/91	$10.84	1.21%	3.70%	2.17%	11.63%	N.A.	N.A.	N.A.	N.A.
3/31/91	$10.76	1.13%	3.32%	3.32%	12.68%	N.A.	N.A.	N.A.	N.A.	3/20/91	$.200			$10.64
4/30/91	$10.89	1.21%	3.59%	4.57%	15.61%	N.A.	N.A.	N.A.	N.A.
5/31/91	$10.95	.55%	2.91%	5.15%	12.70%	N.A.	N.A.	N.A.	N.A.
6/30/91	$10.73	-.18%	1.59%	4.96%	10.59%	N.A.	N.A.	N.A.	N.A.	6/20/91	$.200			$10.68
7/31/91	$10.90	1.59%	1.97%	6.63%	11.18%	N.A.	N.A.	N.A.	N.A.
8/31/91	$11.15	2.29%	3.73%	9.07%	15.58%	N.A.	N.A.	N.A.	N.A.
9/30/91	$11.20	2.26%	6.26%	11.53%	17.28%	N.A.	N.A.	N.A.	N.A.	9/20/91	$.200			$11.11
10/31/91	$11.30	.89%	5.54%	12.53%	17.07%	N.A.	N.A.	N.A.	N.A.
11/30/91	$11.40	.89%	4.08%	13.52%	15.23%	N.A.	N.A.	N.A.	N.A.
12/31/91	$11.59	3.89%	5.75%	17.94%	17.94%	13.07%	N.A.	N.A.	N.A.	12/20/91	$.220		$.030	$11.43
1/31/92	$11.36	-1.99%	2.73%	-1.99%	14.52%	11.46%	N.A.	N.A.	N.A.
2/29/92	$11.47	.97%	2.82%	-1.04%	14.24%	12.30%	N.A.	N.A.	N.A.
3/31/92	$11.20	-.59%	-1.62%	-1.62%	12.30%	11.81%	N.A.	N.A.	N.A.	3/20/92	$.200			$11.10
4/30/92	$11.27	.63%	1.00%	-1.01%	11.65%	11.38%	N.A.	N.A.	N.A.
5/31/92	$11.50	2.04%	2.07%	1.01%	13.30%	11.13%	N.A.	N.A.	N.A.
6/30/92	$11.51	1.84%	4.57%	2.87%	15.59%	10.66%	N.A.	N.A.	N.A.	6/19/92	$.200			$11.42
7/31/92	$11.84	2.87%	6.90%	5.82%	17.05%	10.98%	N.A.	N.A.	N.A.
8/31/92	$11.93	.76%	5.56%	6.62%	15.30%	11.95%	N.A.	N.A.	N.A.
9/30/92	$11.85	1.09%	4.78%	7.78%	13.97%	12.15%	N.A.	N.A.	N.A.	9/18/92	$.210			$11.87
10/31/92	$11.61	-2.03%	-.21%	5.60%	10.68%	10.42%	N.A.	N.A.	N.A.
11/30/92	$11.60	-.09%	-1.05%	5.51%	9.61%	10.15%	N.A.	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/92	$11.55	2.17%	.01%	7.80%	7.80%	10.95%	N.A.	N.A.	N.A.	12/18/92	$.210		$.090	$11.48
1/31/93	$11.81	2.25%	4.38%	2.25%	12.46%	12.44%	N.A.	N.A.	N.A.
2/28/93	$12.07	2.20%	6.77%	4.50%	13.83%	13.23%	N.A.	N.A.	N.A.
3/31/93	$11.90	.24%	4.76%	4.76%	14.79%	13.25%	N.A.	N.A.	N.A.	3/19/93	$.200			$11.94
4/30/93	$11.99	.76%	3.22%	5.55%	14.94%	14.05%	N.A.	N.A.	N.A.
5/31/93	$12.00	.08%	1.09%	5.64%	12.74%	12.91%	N.A.	N.A.	N.A.
6/30/93	$12.08	2.35%	3.21%	8.12%	13.30%	13.14%	N.A.	N.A.	N.A.	6/18/93	$.200			$11.96
7/31/93	$12.18	.83%	3.28%	9.02%	11.05%	13.06%	N.A.	N.A.	N.A.
8/31/93	$12.46	2.30%	5.57%	11.52%	12.75%	14.53%	N.A.	N.A.	N.A.
9/30/93	$12.27	.00%	3.15%	11.52%	11.54%	14.24%	N.A.	N.A.	N.A.	9/20/93	$.190			$12.25
10/31/93	$12.31	.33%	2.63%	11.89%	14.22%	13.96%	N.A.	N.A.	N.A.
11/30/93	$12.19	-.98%	-.65%	10.80%	13.20%	12.66%	N.A.	N.A.	N.A.
12/31/93	$11.89	.49%	-.16%	11.35%	11.35%	12.28%	11.65%	N.A.	N.A.	12/20/93	$.190		$.170	$11.88
1/31/94	$12.08	1.60%	1.11%	1.60%	10.63%	12.53%	11.49%	N.A.	N.A.
2/28/94	$11.85	-1.91%	.16%	-.34%	6.19%	11.36%	11.35%	N.A.	N.A.
3/31/94	$11.37	-2.05%	-2.38%	-2.38%	3.76%	10.18%	10.73%	N.A.	N.A.	3/18/94	$.190		$.050	$11.52
4/30/94	$11.25	-1.06%	-4.93%	-3.41%	1.89%	9.35%	10.11%	N.A.	N.A.
5/31/94	$11.23	-.18%	-3.26%	-3.58%	1.63%	9.09%	9.48%	N.A.	N.A.
6/30/94	$11.01	-.29%	-1.51%	-3.86%	-.99%	9.04%	8.73%	N.A.	N.A.	6/20/94	$.190			$11.14
7/31/94	$11.24	2.09%	1.62%	-1.85%	.25%	9.23%	8.76%	N.A.	N.A.
8/31/94	$11.26	.18%	1.98%	-1.68%	-1.83%	8.47%	9.20%	N.A.	N.A.
9/30/94	$10.87	-1.78%	.45%	-3.43%	-3.58%	7.02%	8.69%	N.A.	N.A.	9/20/94	$.190			$10.90
10/31/94	$10.84	-.28%	-1.88%	-3.70%	-4.16%	6.60%	8.06%	N.A.	N.A.
11/30/94	$10.82	-.18%	-2.23%	-3.87%	-3.40%	6.23%	7.88%	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/94	$10.74	1.02%	.55%	-2.89%	-2.89%	5.24%	8.11%	N.A.	N.A.	12/20/94	$.190			$10.72
1/31/95	$10.95	1.96%	2.81%	1.96%	-2.55%	6.63%	8.92%	N.A.	N.A.
2/28/95	$11.25	2.74%	5.82%	4.75%	2.06%	7.25%	9.49%	N.A.	N.A.
3/31/95	$11.13	.71%	5.49%	5.49%	4.94%	7.72%	9.60%	N.A.	N.A.	3/16/95	$.200			$11.16
4/30/95	$11.29	1.44%	4.95%	7.00%	7.58%	8.01%	10.21%	N.A.	N.A.
5/31/95	$11.82	4.69%	6.95%	12.03%	12.83%	8.93%	10.54%	N.A.	N.A.
6/30/95	$11.72	.76%	7.01%	12.88%	14.02%	8.55%	10.33%	N.A.	N.A.	6/14/95	$.190			$11.73
7/31/95	$11.67	-.43%	5.04%	12.40%	11.21%	7.38%	10.01%	N.A.	N.A.
8/31/95	$11.83	1.37%	1.71%	13.94%	12.53%	7.59%	10.67%	N.A.	N.A.
9/30/95	$11.77	1.10%	2.05%	15.19%	15.83%	7.60%	10.74%	N.A.	N.A.	9/15/95	$.190			$11.76
10/31/95	$11.91	1.19%	3.71%	16.56%	17.53%	8.76%	10.76%	N.A.	N.A.
11/30/95	$12.12	1.76%	4.11%	18.62%	19.83%	9.43%	10.60%	N.A.	N.A.
12/31/95	$12.02	1.34%	4.36%	20.21%	20.21%	9.13%	10.57%	N.A.	N.A.	12/15/95	$.230		$.030	$11.90
1/31/96	$12.08	.50%	3.64%	.50%	18.49%	8.51%	10.47%	N.A.	N.A.
2/29/96	$11.85	-1.90%	-.09%	-1.41%	13.14%	7.03%	9.78%	N.A.	N.A.
3/31/96	$11.58	-.66%	-2.07%	-2.07%	11.60%	6.71%	9.39%	N.A.	N.A.	3/15/96	$.190			$11.48
4/30/96	$11.51	-.60%	-3.14%	-2.66%	9.35%	6.23%	9.00%	N.A.	N.A.
5/31/96	$11.48	-.26%	-1.52%	-2.91%	4.18%	6.11%	8.82%	N.A.	N.A.
6/30/96	$11.44	1.33%	.46%	-1.62%	4.77%	5.75%	9.14%	N.A.	N.A.	6/14/96	$.190			$11.28
7/31/96	$11.47	.26%	1.33%	-1.36%	5.49%	5.55%	8.86%	N.A.	N.A.
8/31/96	$11.44	-.26%	1.33%	-1.62%	3.80%	4.67%	8.31%	N.A.	N.A.
9/30/96	$11.48	2.03%	2.03%	.37%	4.75%	5.37%	8.26%	N.A.	N.A.	9/18/96	$.190			$11.37
10/31/96	$11.76	2.44%	4.24%	2.82%	6.04%	6.10%	8.59%	N.A.	N.A.
11/30/96	$11.99	1.96%	6.56%	4.83%	6.24%	7.14%	8.82%	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/96	$11.68	-1.16%	3.23%	3.62%	3.62%	6.55%	7.74%	N.A.	N.A.	12/18/96	$.170			$11.63
1/31/97	$11.70	.17%	.94%	.17%	3.28%	6.04%	8.21%	N.A.	N.A.
2/28/97	$11.74	.34%	-.65%	.51%	5.64%	6.85%	8.08%	N.A.	N.A.
3/31/97	$11.41	-1.28%	-.77%	-.77%	4.99%	7.13%	7.93%	N.A.	N.A.	3/27/97	$.180			$11.41
4/30/97	$11.58	1.49%	.53%	.71%	7.20%	8.04%	8.11%	N.A.	N.A.
5/31/97	$11.67	.78%	.97%	1.49%	8.31%	8.38%	7.84%	N.A.	N.A.
6/30/97	$11.64	1.37%	3.68%	2.88%	8.36%	8.98%	7.74%	N.A.	N.A.	6/26/97	$.190			$11.64
7/31/97	$12.03	3.35%	5.58%	6.33%	11.69%	9.43%	7.84%	N.A.	N.A.
8/31/97	$11.87	-1.33%	3.38%	4.91%	10.50%	8.88%	7.39%	N.A.	N.A.
9/30/97	$11.88	1.68%	3.69%	6.68%	10.13%	10.14%	7.52%	N.A.	N.A.	9/26/97	$.190			$11.90
10/31/97	$12.06	1.52%	1.85%	8.29%	9.13%	10.80%	8.29%	N.A.	N.A.
11/30/97	$12.11	.42%	3.65%	8.74%	7.48%	11.02%	8.39%	N.A.	N.A.
12/31/97	$12.08	1.16%	3.12%	10.00%	10.00%	11.07%	8.18%	N.A.	N.A.	12/29/97	$.170			$12.07
1/31/98	$12.21	1.08%	2.67%	1.08%	11.00%	10.75%	7.93%	N.A.	N.A.
2/28/98	$12.22	.08%	2.33%	1.16%	10.71%	9.78%	7.48%	N.A.	N.A.
3/31/98	$12.03	.25%	1.41%	1.41%	12.42%	9.62%	7.48%	N.A.	N.A.	3/27/98	$.180	$.020	$.020	$12.01
4/30/98	$12.10	.58%	.91%	2.00%	11.42%	9.31%	7.44%	N.A.	N.A.
5/31/98	$12.23	1.08%	1.91%	3.10%	11.75%	8.03%	7.65%	N.A.	N.A.
6/30/98	$12.14	.74%	2.41%	3.86%	11.04%	8.03%	7.31%	N.A.	N.A.	6/26/98	$.180			$12.13
7/31/98	$12.15	.08%	1.90%	3.94%	7.54%	8.21%	7.15%	N.A.	N.A.
8/31/98	$12.28	1.07%	1.90%	5.05%	10.15%	8.10%	6.89%	N.A.	N.A.
9/30/98	$12.34	1.96%	3.14%	7.12%	10.45%	8.41%	7.31%	N.A.	N.A.	9/28/98	$.180			$12.27
10/31/98	$12.23	-.89%	2.14%	6.16%	7.84%	7.66%	7.05%	N.A.	N.A.
11/30/98	$12.38	1.23%	2.29%	7.46%	8.71%	7.47%	7.52%	N.A.	N.A.
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/98	$12.25	.57%	.90%	8.08%	8.08%	7.20%	7.54%	9.57%	N.A.	12/29/98	$.180	$.020		$12.21
1/31/99	$12.36	.90%	2.72%	.90%	7.88%	7.34%	7.39%	9.42%	N.A.
2/28/99	$12.14	-1.78%	-.33%	-.90%	5.88%	7.38%	7.41%	9.36%	N.A.
3/31/99	$12.00	.58%	-.32%	-.32%	6.23%	7.83%	7.98%	9.35%	N.A.	3/29/99	$.170	$.010	$.030	$12.00
4/30/99	$12.04	.33%	-.88%	-.01%	5.96%	8.17%	8.29%	9.19%	N.A.
5/31/99	$11.94	-.83%	.07%	-.82%	3.97%	7.96%	8.14%	8.81%	N.A.
6/30/99	$11.71	-.50%	-.99%	-1.31%	2.69%	7.31%	8.10%	8.42%	N.A.	6/28/99	$.170			$11.65
7/31/99	$11.67	-.34%	-1.66%	-1.65%	2.26%	7.09%	7.58%	8.17%	N.A.
8/31/99	$11.63	-.34%	-1.18%	-1.99%	.83%	7.06%	7.47%	8.33%	N.A.
9/30/99	$11.58	1.12%	.43%	-.89%	-.01%	6.74%	8.09%	8.39%	N.A.	9/28/99	$.180			$11.58
10/31/99	$11.62	.35%	1.12%	-.55%	1.24%	6.01%	8.23%	8.15%	N.A.
11/30/99	$11.62	.00%	1.47%	-.55%	.02%	5.33%	8.27%	8.08%	N.A.
12/31/99	$11.40	-.26%	.09%	-.81%	-.81%	5.65%	7.99%	8.05%	N.A.	12/28/99	$.190			$11.39
1/31/00	$11.37	-.26%	-.52%	-.26%	-1.95%	5.50%	7.52%	8.22%	N.A.
2/29/00	$11.51	1.23%	.71%	.97%	1.06%	5.81%	7.20%	8.34%	N.A.
3/31/00	$11.46	1.14%	2.11%	2.11%	1.62%	6.66%	7.29%	8.44%	N.A.	3/29/00	$.180			$11.41
4/30/00	$11.39	-.61%	1.76%	1.49%	.66%	5.92%	6.86%	8.52%	N.A.
5/31/00	$11.34	-.44%	.08%	1.04%	1.06%	5.50%	5.79%	8.14%	N.A.
6/30/00	$11.41	2.39%	1.32%	3.46%	3.99%	5.85%	6.13%	8.21%	N.A.	6/28/00	$.200			$11.34
7/31/00	$11.53	1.05%	3.02%	4.55%	5.45%	5.06%	6.44%	8.21%	N.A.
8/31/00	$11.68	1.30%	4.82%	5.91%	7.19%	5.98%	6.43%	8.52%	N.A.
9/30/00	$11.52	.35%	2.72%	6.27%	6.37%	5.52%	6.27%	8.48%	N.A.	9/27/00	$.200			$11.50
10/31/00	$11.60	.70%	2.36%	7.01%	6.74%	5.23%	6.16%	8.44%	N.A.
11/30/00	$11.78	1.55%	2.61%	8.67%	8.39%	5.63%	6.12%	8.34%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/00	$11.80	1.87%	4.17%	10.70%	10.70%	5.87%	6.23%	8.38%	N.A.	12/27/00	$.200			$11.81
1/31/01	$12.07	2.29%	5.81%	2.29%	13.53%	6.30%	6.60%	8.52%	N.A.
2/28/01	$12.19	.99%	5.23%	3.31%	13.27%	6.62%	7.23%	8.50%	N.A.
3/31/01	$12.06	.50%	3.82%	3.82%	12.55%	6.70%	7.47%	8.43%	N.A.	3/28/01	$.180		$.010	$12.03
4/30/01	$12.06	.00%	1.50%	3.82%	13.24%	6.50%	7.61%	8.30%	N.A.
5/31/01	$12.19	1.08%	1.58%	4.94%	14.97%	6.50%	7.89%	8.35%	N.A.
6/30/01	$12.03	.24%	1.32%	5.19%	12.55%	6.32%	7.66%	8.40%	N.A.	6/27/01	$.190			$12.10
7/31/01	$12.30	2.25%	3.59%	7.55%	13.88%	7.08%	8.08%	8.47%	N.A.
8/31/01	$12.44	1.14%	3.65%	8.77%	13.69%	7.11%	8.38%	8.35%	N.A.
9/30/01	$12.35	.81%	4.24%	9.65%	14.22%	6.70%	8.12%	8.19%	N.A.	9/26/01	$.190			$12.32
10/31/01	$12.55	1.62%	3.61%	11.43%	15.27%	7.60%	7.95%	8.27%	N.A.
11/30/01	$12.49	-.48%	1.95%	10.89%	12.96%	6.99%	7.43%	8.12%	N.A.
12/31/01	$12.20	-.52%	.61%	10.32%	10.32%	6.60%	7.57%	7.65%	N.A.	12/27/01	$.180	$.015	$.030	$12.16
1/31/02	$12.29	.74%	-.26%	.74%	8.65%	6.55%	7.69%	7.95%	N.A.
2/28/02	$12.39	.81%	1.03%	1.56%	8.45%	7.47%	7.79%	7.93%	N.A.
3/31/02	$12.15	-.57%	.98%	.98%	7.31%	7.07%	7.95%	7.94%	N.A.	3/26/02	$.170			$12.16
4/30/02	$12.36	1.73%	1.98%	2.73%	9.17%	7.56%	8.00%	8.05%	N.A.
5/31/02	$12.47	.89%	2.05%	3.64%	8.96%	8.18%	8.02%	7.93%	N.A.
6/30/02	$12.36	.47%	3.12%	4.13%	9.22%	8.53%	7.83%	7.79%	N.A.	6/26/02	$.170			$12.42
7/31/02	$12.44	.65%	2.02%	4.81%	7.51%	8.89%	7.26%	7.55%	N.A.
8/31/02	$12.62	1.45%	2.59%	6.33%	7.84%	9.54%	7.86%	7.62%	N.A.
9/30/02	$12.67	1.67%	3.81%	8.10%	8.76%	9.73%	7.85%	7.69%	N.A.	9/26/02	$.160			$12.62
10/31/02	$12.58	-.71%	2.41%	7.33%	6.27%	9.35%	7.38%	7.83%	N.A.
11/30/02	$12.68	.80%	1.75%	8.18%	7.63%	9.64%	7.46%	7.92%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/02	$12.77	2.37%	2.46%	10.75%	10.75%	10.59%	7.71%	7.95%	N.A.	12/27/02	$.160	$.021	$.030	$12.77
1/31/03	$12.81	.31%	3.51%	.31%	10.29%	10.80%	7.55%	7.74%	N.A.
2/28/03	$12.94	1.02%	3.74%	1.33%	10.50%	10.73%	7.75%	7.61%	N.A.
3/31/03	$12.79	.08%	1.42%	1.42%	11.23%	10.34%	7.72%	7.60%	N.A.	3/27/03	$.160			$12.71
4/30/03	$12.97	1.41%	2.52%	2.85%	10.88%	11.08%	7.89%	7.67%	N.A.
5/31/03	$13.16	1.47%	2.98%	4.35%	11.51%	11.79%	7.98%	7.81%	N.A.
6/30/03	$13.00	-.07%	2.82%	4.27%	10.90%	10.88%	7.80%	7.56%	N.A.	6/26/03	$.150			$12.99
7/31/03	$12.70	-2.31%	-.95%	1.87%	7.65%	9.64%	7.28%	7.22%	N.A.
8/31/03	$12.80	.79%	-1.61%	2.67%	6.95%	9.45%	7.22%	7.06%	N.A.
9/30/03	$12.92	2.11%	.54%	4.84%	7.41%	10.09%	7.25%	7.28%	N.A.	9/26/03	$.150			$12.89
10/31/03	$12.85	-.54%	2.36%	4.27%	7.59%	9.64%	7.33%	7.19%	N.A.
11/30/03	$12.91	.47%	2.03%	4.76%	7.25%	9.25%	7.17%	7.34%	N.A.
12/31/03	$12.92	1.16%	1.08%	5.97%	5.97%	8.99%	7.29%	7.41%	N.A.	12/29/03	$.140			$12.92
1/31/04	$13.01	.70%	2.34%	.70%	6.38%	8.43%	7.25%	7.32%	N.A.
2/29/04	$13.10	.69%	2.57%	1.39%	6.04%	8.32%	7.78%	7.60%	N.A.
3/31/04	$13.02	.46%	1.86%	1.86%	6.44%	8.30%	7.76%	7.87%	N.A.	3/29/04	$.140			$13.00
4/30/04	$12.77	-1.92%	-.79%	-.10%	2.94%	7.61%	7.27%	7.78%	N.A.
5/31/04	$12.70	-.55%	-2.01%	-.64%	.90%	7.02%	7.33%	7.74%	N.A.
6/30/04	$12.61	.40%	-2.07%	-.25%	1.38%	7.08%	7.52%	7.81%	N.A.	6/28/04	$.140			$12.56
7/31/04	$12.70	.71%	.56%	.46%	4.51%	6.55%	7.75%	7.66%	N.A.
8/31/04	$12.90	1.58%	2.71%	2.05%	5.33%	6.70%	8.16%	7.81%	N.A.
9/30/04	$12.80	.38%	2.69%	2.44%	3.55%	6.55%	8.00%	8.05%	N.A.	9/28/04	$.150			$12.83
10/31/04	$12.88	.63%	2.60%	3.08%	4.76%	6.20%	8.06%	8.15%	N.A.
11/30/04	$12.84	-.31%	.70%	2.76%	3.95%	6.26%	8.00%	8.13%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/04	$12.84	.86%	1.17%	3.64%	3.64%	6.75%	8.24%	8.12%	N.A.	12/29/04	$.110			$12.80
1/31/05	$12.89	.39%	.94%	.39%	3.33%	6.62%	8.38%	7.95%	N.A.
2/28/05	$12.88	-.08%	1.18%	.31%	2.54%	6.31%	8.10%	7.65%	N.A.
3/31/05	$12.65	-.78%	-.47%	-.47%	1.28%	6.24%	7.69%	7.49%	N.A.	3/29/05	$.130			$12.63
4/30/05	$12.75	.79%	-.07%	.32%	4.07%	5.91%	7.99%	7.42%	N.A.
5/31/05	$12.85	.78%	.79%	1.11%	5.47%	5.87%	8.25%	7.01%	N.A.
6/30/05	$12.79	.55%	2.14%	1.66%	5.63%	5.90%	7.86%	6.99%	N.A.	6/28/05	$.130			$12.78
7/31/05	$12.77	-.16%	1.18%	1.50%	4.71%	5.61%	7.60%	7.02%	N.A.
8/31/05	$12.86	.71%	1.10%	2.22%	3.81%	5.35%	7.47%	6.95%	N.A.
9/30/05	$12.62	-.78%	-.24%	1.42%	2.61%	4.50%	7.23%	6.75%	N.A.	9/28/05	$.140			$12.65
10/31/05	$12.59	-.24%	-.32%	1.18%	1.73%	4.67%	7.03%	6.60%	N.A.
11/30/05	$12.62	.24%	-.78%	1.42%	2.29%	4.48%	6.75%	6.43%	N.A.
12/31/05	$12.54	.55%	.55%	1.98%	1.98%	3.85%	6.48%	6.35%	N.A.	12/28/05	$.150			$12.54
1/31/06	$12.58	.32%	1.12%	.32%	1.91%	3.86%	6.06%	6.33%	N.A.
2/28/06	$12.60	.16%	1.04%	.48%	2.15%	3.56%	5.89%	6.55%	N.A.
3/31/06	$12.40	-.40%	.08%	.08%	2.54%	3.39%	5.70%	6.58%	N.A.	3/31/06	$.150			$12.40
4/30/06	$12.40	.00%	-.24%	.08%	1.74%	2.91%	5.70%	6.65%	N.A.
5/31/06	$12.39	-.08%	-.48%	.00%	.86%	2.39%	5.45%	6.67%	N.A.
6/30/06	$12.25	.09%	.00%	.09%	.40%	2.44%	5.42%	6.53%	N.A.	6/29/06	$.150			$12.21
7/31/06	$12.38	1.06%	1.06%	1.14%	1.62%	3.60%	5.17%	6.61%	N.A.
8/31/06	$12.55	1.37%	2.53%	2.53%	2.29%	3.80%	5.22%	6.79%	N.A.
9/30/06	$12.51	.95%	3.43%	3.51%	4.08%	3.41%	5.25%	6.68%	N.A.	9/28/06	$.160			$12.50
10/31/06	$12.59	.63%	2.99%	4.18%	5.00%	3.82%	5.05%	6.49%	N.A.
11/30/06	$12.75	1.27%	2.89%	5.50%	6.08%	4.09%	5.42%	6.41%	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INCOME FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/06	$12.57	-.18%	1.72%	5.30%	5.30%	3.63%	5.48%	6.52%	N.A.	12/28/06	$.156			$12.57
Lehman Bros. Agg. Bond Index (LBAG)		-.58%	1.24%	4.33%	4.33%	3.70%	5.06%	6.24%	7.35%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:24	FUNDRPT10:RMM:01/05/2007:10:15:16

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/64	$12.50	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
1/31/65	$12.77	2.16%	N.A.	2.16%	N.A.	N.A.	N.A.	N.A.	N.A.
2/28/65	$13.07	2.35%	N.A.	4.56%	N.A.	N.A.	N.A.	N.A.	N.A.
3/31/65	$13.00	-.54%	4.00%	4.00%	N.A.	N.A.	N.A.	N.A.	N.A.
4/30/65	$13.45	3.46%	5.33%	7.60%	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/65	$13.39	.00%	2.91%	7.60%	N.A.	N.A.	N.A.	N.A.	N.A.	6/18/65	$.060			$12.84
6/30/65	$12.63	-5.68%	-2.39%	1.51%	N.A.	N.A.	N.A.	N.A.	N.A.
7/31/65	$12.84	1.66%	-4.09%	3.20%	N.A.	N.A.	N.A.	N.A.	N.A.
8/31/65	$13.37	4.13%	-.15%	7.46%	N.A.	N.A.	N.A.	N.A.	N.A.	9/20/65	$.060			$13.62
9/30/65	$13.71	3.00%	9.03%	10.68%	N.A.	N.A.	N.A.	N.A.	N.A.
10/31/65	$14.23	3.79%	11.31%	14.88%	N.A.	N.A.	N.A.	N.A.	N.A.
11/30/65	$14.52	2.60%	9.68%	17.86%	N.A.	N.A.	N.A.	N.A.	N.A.	12/20/65	$.080			$14.65
12/31/65	$14.57	.35%	6.85%	18.26%	18.26%	N.A.	N.A.	N.A.	N.A.
1/31/66	$15.00	2.95%	5.99%	2.95%	19.18%	N.A.	N.A.	N.A.	N.A.
2/28/66	$14.71	-.40%	2.89%	2.54%	15.98%	N.A.	N.A.	N.A.	N.A.	3/18/66	$.060		$.170	$14.08
3/31/66	$14.18	-3.60%	-1.09%	-1.09%	12.48%	N.A.	N.A.	N.A.	N.A.
4/30/66	$14.70	3.67%	-.40%	2.54%	12.70%	N.A.	N.A.	N.A.	N.A.
5/31/66	$13.70	-6.40%	-6.46%	-4.02%	5.48%	N.A.	N.A.	N.A.	N.A.	6/20/66	$.060			$13.88
6/30/66	$13.42	-2.04%	-4.95%	-5.98%	9.53%	N.A.	N.A.	N.A.	N.A.
7/31/66	$12.98	-3.28%	-11.32%	-9.07%	4.21%	N.A.	N.A.	N.A.	N.A.
8/31/66	$11.67	-9.63%	-14.38%	-17.82%	-9.56%	N.A.	N.A.	N.A.	N.A.	9/20/66	$.060			$11.95
9/30/66	$11.42	-2.14%	-14.48%	-19.59%	-14.08%	N.A.	N.A.	N.A.	N.A.
10/31/66	$11.73	2.72%	-9.18%	-17.41%	-14.98%	N.A.	N.A.	N.A.	N.A.
11/30/66	$12.30	5.54%	6.09%	-12.83%	-12.53%	N.A.	N.A.	N.A.	N.A.	12/20/66	$.080			$12.54

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/66	$12.41	.90%	9.36%	-12.07%	-12.07%	N.A.	N.A.	N.A.	N.A.
1/31/67	$13.67	10.15%	17.28%	10.15%	-5.92%	N.A.	N.A.	N.A.	N.A.
2/28/67	$13.64	.51%	11.71%	10.72%	-5.12%	N.A.	N.A.	N.A.	N.A.	3/20/67	$.060		$.040	$14.19
3/31/67	$14.35	5.21%	16.45%	16.45%	3.52%	N.A.	N.A.	N.A.	N.A.
4/30/67	$15.15	5.57%	11.61%	22.94%	5.43%	N.A.	N.A.	N.A.	N.A.
5/31/67	$14.25	-5.54%	4.91%	16.12%	6.39%	N.A.	N.A.	N.A.	N.A.	6/20/67	$.060			$14.92
6/30/67	$14.47	1.54%	1.24%	17.89%	10.27%	N.A.	N.A.	N.A.	N.A.
7/31/67	$15.50	7.12%	2.72%	26.28%	22.12%	N.A.	N.A.	N.A.	N.A.
8/31/67	$15.34	-.65%	8.07%	25.47%	34.28%	N.A.	N.A.	N.A.	N.A.	9/20/67	$.060			$15.77
9/30/67	$15.88	3.52%	10.16%	29.87%	42.04%	N.A.	N.A.	N.A.	N.A.
10/31/67	$15.30	-3.65%	-.92%	25.13%	33.23%	N.A.	N.A.	N.A.	N.A.
11/30/67	$15.23	.13%	-.13%	25.29%	26.42%	N.A.	N.A.	N.A.	N.A.	12/20/67	$.090			$15.33
12/31/67	$15.58	2.30%	-1.31%	28.17%	28.17%	10.05%	N.A.	N.A.	N.A.
1/31/68	$14.95	-4.04%	-1.71%	-4.04%	11.65%	7.78%	N.A.	N.A.	N.A.
2/29/68	$14.60	-.47%	-2.30%	-4.49%	10.59%	6.78%	N.A.	N.A.	N.A.	3/20/68	$.060		$.220	$14.41
3/31/68	$14.70	.69%	-3.82%	-3.82%	5.86%	7.22%	N.A.	N.A.	N.A.
4/30/68	$16.17	10.00%	10.26%	5.80%	10.30%	9.44%	N.A.	N.A.	N.A.
5/31/68	$16.60	3.03%	14.11%	9.01%	20.34%	10.52%	N.A.	N.A.	N.A.	6/20/68	$.060			$16.98
6/30/68	$16.74	.84%	14.28%	9.92%	19.50%	13.01%	N.A.	N.A.	N.A.
7/31/68	$16.49	-1.49%	2.34%	8.28%	9.89%	11.83%	N.A.	N.A.	N.A.
8/31/68	$16.90	2.85%	2.17%	11.36%	13.77%	11.37%	N.A.	N.A.	N.A.	9/20/68	$.060			$17.67
9/30/68	$18.00	6.51%	7.89%	18.60%	17.04%	12.62%	N.A.	N.A.	N.A.
10/31/68	$18.34	1.89%	11.60%	20.84%	23.77%	11.92%	N.A.	N.A.	N.A.
11/30/68	$19.23	5.45%	14.44%	27.42%	30.35%	12.95%	N.A.	N.A.	N.A.	12/20/68	$.110			$19.20

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/68	$18.76	-2.44%	4.82%	24.31%	24.31%	11.90%	N.A.	N.A.	N.A.
1/31/69	$18.44	-1.71%	1.12%	-1.71%	27.34%	10.18%	N.A.	N.A.	N.A.
2/28/69	$16.54	-5.10%	-9.00%	-6.72%	21.39%	8.40%	N.A.	N.A.	N.A.	3/20/69	$.060		$.900	$16.63
3/31/69	$16.94	2.42%	-4.49%	-4.49%	23.44%	10.60%	N.A.	N.A.	N.A.
4/30/69	$17.16	1.30%	-1.57%	-3.25%	13.68%	9.75%	N.A.	N.A.	N.A.
5/31/69	$16.91	-1.05%	2.66%	-4.26%	9.18%	11.80%	N.A.	N.A.	N.A.	6/20/69	$.070			$15.48
6/30/69	$15.63	-7.57%	-7.32%	-11.48%	.11%	9.67%	N.A.	N.A.	N.A.
7/31/69	$14.55	-6.91%	-14.83%	-17.59%	-5.39%	8.28%	N.A.	N.A.	N.A.
8/31/69	$15.26	5.43%	-9.28%	-13.12%	-3.00%	14.00%	N.A.	N.A.	N.A.	9/19/69	$.080			$15.21
9/30/69	$15.07	-1.25%	-3.07%	-14.20%	-10.07%	14.34%	N.A.	N.A.	N.A.
10/31/69	$16.17	7.30%	11.72%	-7.94%	-5.29%	16.02%	N.A.	N.A.	N.A.
11/30/69	$15.30	-4.51%	1.18%	-12.09%	-14.24%	12.22%	N.A.	N.A.	N.A.	12/19/69	$.140			$14.96
12/31/69	$15.00	-1.96%	.47%	-13.80%	-13.80%	11.16%	7.39%	N.A.	N.A.
1/31/70	$13.93	-7.13%	-13.05%	-7.13%	-18.56%	5.01%	5.36%	N.A.	N.A.
2/28/70	$14.78	7.04%	-2.55%	-.60%	-8.12%	7.24%	6.31%	N.A.	N.A.	3/20/70	$.080		$.050	$14.20
3/31/70	$14.58	-1.35%	-1.91%	-1.91%	-11.47%	4.98%	6.14%	N.A.	N.A.
4/30/70	$13.17	-9.67%	-4.59%	-11.40%	-21.06%	-.34%	3.30%	N.A.	N.A.
5/31/70	$12.06	-7.82%	-17.86%	-18.33%	-26.49%	-1.14%	1.63%	N.A.	N.A.	6/19/70	$.080			$12.02
6/30/70	$11.36	-5.80%	-21.57%	-23.06%	-25.08%	-3.59%	1.60%	N.A.	N.A.
7/31/70	$12.30	8.27%	-5.99%	-16.70%	-12.86%	-3.24%	2.89%	N.A.	N.A.
8/31/70	$12.76	4.39%	6.47%	-13.04%	-13.72%	-1.63%	2.94%	N.A.	N.A.	9/18/70	$.080			$13.16
9/30/70	$13.29	4.15%	17.70%	-9.45%	-9.03%	-1.43%	3.17%	N.A.	N.A.
10/31/70	$12.82	-3.54%	4.86%	-12.65%	-18.21%	-1.39%	1.67%	N.A.	N.A.
11/30/70	$13.08	3.20%	3.68%	-9.86%	-11.63%	-.40%	1.78%	N.A.	N.A.	12/18/70	$.150			$13.59

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/70	$13.88	6.12%	5.59%	-4.38%	-4.38%	.81%	2.92%	N.A.	N.A.
1/31/71	$15.02	8.21%	18.45%	8.21%	11.42%	4.94%	3.95%	N.A.	N.A.
2/28/71	$15.18	1.60%	16.67%	9.94%	5.72%	5.65%	4.35%	N.A.	N.A.	3/20/71	$.080			$15.90
3/31/71	$15.92	4.88%	15.27%	15.27%	12.37%	7.08%	6.12%	N.A.	N.A.
4/30/71	$16.64	4.52%	11.34%	20.49%	30.02%	5.28%	6.29%	N.A.	N.A.
5/31/71	$15.86	-4.21%	5.01%	15.42%	35.12%	2.76%	6.79%	N.A.	N.A.	6/18/71	$.080			$15.56
6/30/71	$15.65	-1.32%	-1.19%	13.90%	41.56%	2.02%	6.95%	N.A.	N.A.
7/31/71	$14.88	-4.92%	-10.12%	8.30%	24.31%	.82%	6.58%	N.A.	N.A.
8/31/71	$15.59	5.31%	-1.20%	14.05%	25.43%	1.62%	9.89%	N.A.	N.A.	9/20/71	$.080			$15.77
9/30/71	$15.59	.00%	.12%	14.04%	20.42%	-.50%	10.37%	N.A.	N.A.
10/31/71	$14.79	-5.13%	-.10%	8.19%	18.43%	-2.83%	8.63%	N.A.	N.A.
11/30/71	$14.36	-2.10%	-7.12%	5.92%	12.40%	-5.21%	7.01%	N.A.	N.A.	12/20/71	$.120			$15.48
12/31/71	$15.68	9.19%	1.36%	15.59%	15.59%	-1.60%	8.71%	N.A.	N.A.
1/31/72	$16.05	2.36%	9.36%	2.36%	9.34%	-.26%	7.12%	N.A.	N.A.
2/29/72	$16.45	2.99%	15.11%	5.42%	10.86%	2.50%	7.65%	N.A.	N.A.	3/20/72	$.080			$16.57
3/31/72	$16.48	.18%	5.61%	5.61%	5.90%	1.75%	6.60%	N.A.	N.A.
4/30/72	$17.00	3.16%	6.43%	8.94%	4.51%	2.37%	6.11%	N.A.	N.A.
5/31/72	$17.21	1.71%	5.11%	10.80%	10.95%	3.30%	7.69%	N.A.	N.A.	6/20/72	$.080			$16.80
6/30/72	$16.39	-4.76%	-.07%	5.53%	7.10%	4.34%	6.32%	N.A.	N.A.
7/31/72	$16.38	-.06%	-3.19%	5.47%	12.57%	6.83%	4.86%	N.A.	N.A.
8/31/72	$17.00	4.27%	-.76%	9.98%	11.47%	6.44%	5.88%	N.A.	N.A.	9/20/72	$.080			$16.60
9/30/72	$16.71	-1.71%	2.44%	8.11%	9.58%	6.28%	4.79%	N.A.	N.A.
10/31/72	$16.72	.06%	2.57%	8.18%	15.57%	3.83%	5.59%	N.A.	N.A.
11/30/72	$17.38	4.61%	2.88%	13.16%	23.56%	7.03%	6.51%	N.A.	N.A.	12/20/72	$.110			$17.18

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/72	$17.28	-.58%	4.07%	12.52%	12.52%	7.54%	5.91%	N.A.	N.A.
1/31/73	$16.41	-5.04%	-1.23%	-5.04%	4.39%	8.34%	5.69%	N.A.	N.A.
2/28/73	$15.66	-4.14%	-9.49%	-8.97%	-2.84%	4.42%	4.89%	N.A.	N.A.	3/20/73	$.070			$15.58
3/31/73	$15.58	-.51%	-9.43%	-9.43%	-3.51%	4.71%	4.64%	N.A.	N.A.
4/30/73	$14.70	-5.65%	-10.02%	-14.55%	-11.75%	6.24%	1.48%	N.A.	N.A.
5/31/73	$14.68	.41%	-5.75%	-14.20%	-12.88%	9.32%	.96%	N.A.	N.A.	6/20/73	$.080			$14.67
6/30/73	$14.58	-.68%	-5.91%	-14.78%	-9.15%	11.26%	.65%	N.A.	N.A.
7/31/73	$15.65	7.34%	7.04%	-8.53%	-2.42%	10.94%	2.40%	N.A.	N.A.
8/31/73	$15.33	-1.53%	4.97%	-9.93%	-7.86%	8.81%	1.51%	N.A.	N.A.	9/20/73	$.080			$16.04
9/30/73	$16.44	7.24%	13.32%	-3.43%	.50%	9.87%	1.64%	N.A.	N.A.
10/31/73	$16.61	1.03%	6.66%	-2.44%	1.48%	11.57%	1.48%	N.A.	N.A.
11/30/73	$14.41	-12.34%	-5.02%	-14.48%	-14.97%	5.68%	-2.21%	N.A.	N.A.	12/20/73	$.150			$14.19
12/31/73	$14.74	2.29%	-9.39%	-12.50%	-12.50%	4.40%	-1.27%	N.A.	N.A.
1/31/74	$14.82	.54%	-9.83%	.54%	-7.37%	1.87%	-.83%	N.A.	N.A.
2/28/74	$14.88	1.01%	3.89%	1.56%	-2.39%	1.69%	.43%	N.A.	N.A.	3/20/74	$.090			$14.97
3/31/74	$14.24	-4.30%	-2.81%	-2.81%	-6.11%	-1.37%	-.93%	N.A.	N.A.
4/30/74	$13.85	-2.74%	-5.99%	-5.47%	-3.21%	-3.71%	-1.73%	N.A.	N.A.
5/31/74	$13.15	-4.19%	-10.82%	-9.43%	-7.64%	-3.71%	-2.37%	N.A.	N.A.	6/20/74	$.120			$13.16
6/30/74	$12.95	-1.52%	-8.23%	-10.81%	-8.42%	-3.77%	-1.12%	N.A.	N.A.
7/31/74	$12.29	-5.10%	-10.46%	-15.36%	-19.03%	-3.83%	-.74%	N.A.	N.A.
8/31/74	$10.95	-9.93%	-15.82%	-23.76%	-25.92%	-8.71%	-3.82%	N.A.	N.A.	9/20/74	$.120			$10.98
9/30/74	$9.95	-9.13%	-22.33%	-30.72%	-37.23%	-11.58%	-5.41%	N.A.	N.A.
10/31/74	$11.58	16.38%	-4.75%	-19.37%	-27.69%	-5.35%	-3.86%	N.A.	N.A.
11/30/74	$10.94	-3.97%	1.55%	-22.58%	-20.80%	-5.94%	-3.75%	N.A.	N.A.	12/20/74	$.180			$10.47

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/74	$10.65	-2.65%	8.88%	-24.58%	-24.58%	-9.45%	-3.88%	1.60%	N.A.
1/31/75	$11.99	12.58%	5.32%	12.58%	-15.54%	-6.53%	-.10%	2.59%	N.A.
2/28/75	$12.66	6.42%	16.64%	19.81%	-11.02%	-5.50%	-.22%	2.99%	N.A.	3/20/75	$.100			$13.14
3/31/75	$13.13	3.71%	24.23%	24.23%	-3.59%	-4.41%	.77%	3.42%	N.A.
4/30/75	$13.80	5.10%	15.97%	30.57%	4.18%	-3.81%	3.87%	3.59%	N.A.
5/31/75	$14.23	3.99%	13.35%	35.77%	13.07%	-3.10%	6.41%	3.99%	N.A.	6/20/75	$.120			$14.49
6/30/75	$14.92	4.85%	14.57%	42.33%	20.36%	.05%	8.71%	5.09%	N.A.
7/31/75	$14.01	-6.10%	2.36%	33.65%	19.09%	-2.01%	5.66%	4.26%	N.A.
8/31/75	$13.63	-1.86%	-3.37%	31.17%	29.77%	-3.97%	4.36%	3.65%	N.A.	9/19/75	$.120			$13.45
9/30/75	$13.15	-3.52%	-11.08%	26.56%	37.80%	-4.56%	2.78%	2.97%	N.A.
10/31/75	$13.96	6.16%	.53%	34.36%	25.69%	-2.66%	4.77%	3.21%	N.A.
11/30/75	$14.27	3.29%	5.80%	38.79%	35.11%	-3.07%	4.80%	3.28%	N.A.	12/19/75	$.150			$13.97
12/31/75	$14.28	.07%	9.76%	38.92%	38.92%	-2.85%	3.58%	3.25%	N.A.
1/31/76	$15.95	11.70%	15.48%	11.70%	37.82%	2.54%	4.24%	4.09%	N.A.
2/29/76	$15.84	.00%	11.77%	11.69%	29.54%	4.00%	3.91%	4.13%	N.A.	3/19/76	$.110			$15.77
3/31/76	$16.06	1.39%	13.25%	13.25%	26.64%	4.66%	3.21%	4.66%	N.A.
4/30/76	$15.71	-2.18%	-.82%	10.78%	17.87%	5.93%	1.85%	4.05%	N.A.
5/31/76	$15.49	-.57%	-1.39%	10.15%	12.72%	5.58%	2.61%	4.68%	N.A.	6/18/76	$.130			$16.09
6/30/76	$16.35	5.55%	2.63%	16.23%	13.44%	7.73%	4.00%	5.46%	N.A.
7/31/76	$16.20	-.92%	3.95%	15.16%	19.70%	4.90%	4.86%	5.72%	N.A.
8/31/76	$15.89	-1.11%	3.42%	13.88%	20.59%	5.05%	3.55%	6.68%	N.A.	9/20/76	$.130			$16.26
9/30/76	$16.15	1.64%	-.43%	15.72%	27.02%	3.19%	3.88%	7.08%	N.A.
10/31/76	$15.74	-2.54%	-2.06%	12.78%	16.61%	1.95%	4.44%	6.52%	N.A.
11/30/76	$15.85	1.65%	.69%	14.65%	14.73%	7.11%	5.25%	6.12%	N.A.	12/20/76	$.150			$16.33

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/76	$16.90	6.62%	5.61%	22.21%	22.21%	8.59%	4.74%	6.70%	N.A.
1/31/77	$16.17	-4.32%	3.68%	-4.32%	4.69%	6.81%	3.34%	5.21%	N.A.
2/28/77	$15.84	-1.30%	.69%	-5.56%	3.32%	5.99%	2.46%	5.02%	N.A.	3/18/77	$.120			$16.19
3/31/77	$15.68	-1.01%	-6.53%	-6.53%	.86%	7.19%	2.21%	4.38%	N.A.
4/30/77	$15.82	.89%	-1.44%	-5.70%	4.03%	8.50%	1.76%	3.91%	N.A.
5/31/77	$15.37	-1.96%	-2.08%	-7.54%	2.61%	9.34%	1.01%	4.30%	N.A.	6/20/77	$.140			$16.03
6/30/77	$16.09	4.69%	3.51%	-3.25%	1.73%	11.58%	2.94%	4.62%	N.A.
7/31/77	$15.89	-1.24%	1.32%	-4.45%	1.40%	13.07%	2.69%	3.77%	N.A.
8/31/77	$15.49	-1.64%	1.69%	-6.01%	.88%	16.43%	1.50%	3.67%	N.A.	9/20/77	$.140			$15.32
9/30/77	$15.47	-.13%	-2.98%	-6.13%	-.87%	20.16%	1.82%	3.30%	N.A.
10/31/77	$14.87	-3.88%	-5.56%	-9.77%	-2.23%	12.74%	1.01%	3.27%	N.A.
11/30/77	$15.36	4.44%	.26%	-5.76%	.48%	15.91%	.98%	3.71%	N.A.	12/20/77	$.170			$14.92
12/31/77	$15.30	-.39%	.03%	-6.10%	-6.10%	16.82%	1.02%	3.44%	N.A.
1/31/78	$14.35	-6.21%	-2.40%	-6.21%	-7.96%	9.92%	.77%	3.20%	N.A.
2/28/78	$13.75	-1.32%	-7.81%	-7.45%	-7.97%	7.19%	1.35%	3.11%	N.A.	3/20/78	$.140		$.270	$14.43
3/31/78	$14.24	3.56%	-4.28%	-4.28%	-3.84%	7.09%	2.14%	3.38%	N.A.
4/30/78	$15.60	9.55%	11.80%	4.86%	4.41%	8.58%	5.24%	3.34%	N.A.
5/31/78	$15.86	2.63%	16.44%	7.61%	9.34%	8.11%	5.70%	3.30%	N.A.	6/20/78	$.150			$15.79
6/30/78	$15.68	-1.13%	11.16%	6.40%	3.26%	6.02%	5.61%	3.10%	N.A.
7/31/78	$16.61	5.93%	7.49%	12.71%	10.76%	10.37%	5.33%	3.85%	N.A.
8/31/78	$17.01	3.37%	8.26%	16.51%	16.39%	12.29%	6.36%	3.91%	N.A.	9/20/78	$.160			$16.75
9/30/78	$16.85	-.94%	8.49%	15.43%	15.46%	13.29%	4.69%	3.16%	N.A.
10/31/78	$15.18	-9.91%	-7.74%	3.99%	8.21%	7.25%	2.32%	1.89%	N.A.
11/30/78	$15.40	2.64%	-8.41%	6.73%	6.31%	7.02%	5.59%	1.62%	N.A.	12/20/78	$.180			$15.48

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/78	$15.79	2.53%	-5.20%	9.42%	9.42%	7.88%	5.64%	2.12%	N.A.
1/31/79	$16.52	4.62%	10.09%	4.62%	22.06%	5.56%	6.48%	2.76%	N.A.
2/28/79	$15.48	-2.78%	4.29%	1.71%	20.42%	4.57%	5.67%	3.01%	N.A.	3/20/79	$.150		$.430	$16.43
3/31/79	$16.58	7.11%	8.71%	8.71%	24.28%	6.42%	8.03%	3.46%	N.A.
4/30/79	$16.69	.66%	4.60%	9.43%	14.20%	7.45%	8.78%	3.39%	N.A.
5/31/79	$16.29	-1.38%	6.33%	7.92%	9.73%	7.16%	9.41%	3.35%	N.A.	6/20/79	$.170			$16.90
6/30/79	$16.92	3.87%	3.08%	12.05%	15.25%	6.58%	10.57%	4.56%	N.A.
7/31/79	$17.19	1.60%	4.03%	13.84%	10.53%	7.47%	12.09%	5.48%	N.A.
8/31/79	$18.11	6.40%	12.28%	21.13%	13.75%	10.13%	15.89%	5.58%	N.A.	9/20/79	$.180			$18.09
9/30/79	$17.93	-.99%	7.02%	19.93%	13.69%	9.18%	17.89%	5.60%	N.A.
10/31/79	$16.64	-7.20%	-2.24%	11.30%	17.12%	7.41%	12.68%	4.08%	N.A.
11/30/79	$17.38	5.77%	-2.82%	17.72%	20.70%	8.85%	14.86%	5.15%	N.A.	12/20/79	$.220			$17.72
12/31/79	$17.84	2.65%	.73%	20.80%	20.80%	7.47%	16.08%	5.63%	N.A.
1/31/80	$19.13	7.23%	16.39%	7.23%	23.82%	11.63%	14.95%	7.16%	N.A.
2/29/80	$18.30	-2.67%	7.13%	4.37%	24.23%	11.12%	12.92%	6.14%	N.A.	3/20/80	$.170		$.150	$16.65
3/31/80	$16.57	-9.45%	-5.33%	-5.33%	5.20%	7.93%	9.94%	5.26%	N.A.
4/30/80	$17.17	3.62%	-8.52%	-1.91%	8.29%	8.89%	9.62%	6.71%	N.A.
5/31/80	$17.94	5.71%	-.82%	3.69%	16.11%	11.67%	9.99%	8.18%	N.A.	6/20/80	$.210			$18.42
6/30/80	$18.46	2.90%	12.68%	6.67%	15.00%	11.02%	9.57%	9.14%	N.A.
7/31/80	$20.16	9.21%	18.75%	16.49%	23.61%	14.81%	12.93%	9.23%	N.A.
8/31/80	$20.05	.55%	12.99%	17.12%	16.81%	15.65%	13.47%	8.83%	N.A.	9/19/80	$.220			$21.43
9/30/80	$20.68	3.14%	13.18%	20.72%	21.61%	16.87%	14.98%	8.71%	N.A.
10/31/80	$21.14	2.23%	5.94%	23.41%	33.95%	19.29%	14.12%	9.34%	N.A.
11/30/80	$23.00	9.93%	15.91%	35.66%	39.25%	21.33%	15.54%	10.04%	N.A.	12/19/80	$.240			$21.99
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/80	$22.57	-1.87%	10.33%	33.19%	33.19%	20.75%	15.10%	9.19%	N.A.
1/31/81	$21.60	-4.30%	3.29%	-4.30%	18.87%	21.57%	11.60%	7.86%	N.A.
2/28/81	$20.46	3.06%	-3.22%	-1.37%	25.64%	23.40%	12.27%	8.01%	N.A.	3/20/81	$.220		$1.580	$21.12
3/31/81	$21.30	4.11%	2.42%	2.42%	44.09%	23.51%	12.81%	7.91%	N.A.
4/30/81	$21.06	-1.13%	5.81%	1.27%	37.49%	19.36%	13.05%	7.31%	N.A.
5/31/81	$21.21	1.80%	4.79%	3.09%	32.46%	19.03%	13.60%	7.96%	N.A.	6/19/81	$.230			$21.05
6/30/81	$20.75	-2.17%	-1.52%	.86%	25.94%	18.62%	11.88%	7.87%	N.A.
7/31/81	$20.61	-.67%	-1.07%	.18%	14.54%	16.10%	11.94%	8.34%	N.A.
8/31/81	$19.65	-3.49%	-6.22%	-3.32%	10.02%	13.47%	11.40%	7.40%	N.A.	9/18/81	$.240			$18.54
9/30/81	$18.55	-5.60%	-9.44%	-8.66%	.77%	11.69%	9.78%	6.79%	N.A.
10/31/81	$19.25	3.77%	-5.39%	-5.22%	2.30%	17.08%	11.17%	7.75%	N.A.
11/30/81	$20.12	6.03%	3.87%	.50%	-1.39%	18.36%	12.12%	8.62%	N.A.	12/18/81	$.290			$19.63
12/31/81	$19.50	-3.08%	6.67%	-2.57%	-2.57%	16.17%	10.00%	7.34%	N.A.
1/31/82	$19.25	-1.28%	1.48%	-1.28%	.50%	13.94%	10.69%	6.95%	N.A.
2/28/82	$17.93	-4.10%	-8.25%	-5.33%	-6.24%	13.50%	10.06%	6.19%	N.A.	3/19/82	$.230		$.300	$17.88
3/31/82	$18.13	1.12%	-4.27%	-4.27%	-8.93%	11.35%	10.53%	6.29%	N.A.
4/30/82	$18.90	4.25%	1.09%	-.21%	-3.98%	12.65%	11.26%	6.40%	N.A.
5/31/82	$17.94	-3.76%	1.45%	-3.96%	-9.23%	11.76%	10.85%	5.82%	N.A.	6/18/82	$.250			$17.16
6/30/82	$17.56	-2.12%	-1.73%	-5.93%	-9.13%	9.59%	9.39%	6.11%	N.A.
7/31/82	$17.14	-2.39%	-7.99%	-8.18%	-10.70%	8.13%	9.13%	5.86%	N.A.
8/31/82	$19.14	13.19%	8.14%	3.93%	4.66%	10.39%	12.24%	6.73%	N.A.	9/20/82	$.260			$19.64
9/30/82	$19.11	-.16%	10.27%	3.73%	10.66%	10.68%	12.22%	6.90%	N.A.
10/31/82	$21.38	11.88%	26.39%	16.05%	19.29%	17.80%	15.68%	8.10%	N.A.
11/30/82	$22.07	4.40%	16.62%	21.15%	17.42%	17.30%	15.66%	8.07%	N.A.	12/20/82	$.250			$21.55

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/82	$22.23	.72%	17.68%	22.06%	22.06%	16.57%	15.93%	8.22%	N.A.
1/31/83	$23.04	3.64%	9.01%	3.64%	28.15%	15.26%	18.27%	9.17%	N.A.
2/28/83	$22.77	3.13%	7.66%	6.88%	37.80%	17.43%	19.35%	9.97%	N.A.	3/18/83	$.220		$.770	$23.20
3/31/83	$23.54	3.38%	10.41%	10.41%	40.79%	22.70%	19.29%	10.38%	N.A.
4/30/83	$25.30	7.48%	14.50%	18.67%	45.15%	24.21%	18.83%	11.83%	N.A.
5/31/83	$25.11	.20%	11.33%	18.90%	51.02%	22.02%	18.26%	11.81%	N.A.	6/20/83	$.240			$26.20
6/30/83	$26.00	3.55%	11.46%	23.07%	59.70%	22.26%	19.36%	12.27%	N.A.
7/31/83	$25.26	-2.85%	.76%	19.57%	58.95%	17.59%	17.31%	11.16%	N.A.
8/31/83	$25.70	2.77%	3.39%	22.88%	44.37%	18.48%	17.17%	11.63%	N.A.	9/20/83	$.260			$26.61
9/30/83	$26.41	2.76%	2.57%	26.23%	48.54%	18.32%	18.02%	11.16%	N.A.
10/31/83	$25.83	-2.20%	3.26%	23.46%	29.85%	16.59%	19.98%	10.80%	N.A.
11/30/83	$26.19	2.48%	3.00%	26.52%	27.44%	13.87%	19.94%	12.54%	N.A.	12/20/83	$.280			$25.73
12/31/83	$26.19	.00%	.25%	26.54%	26.54%	14.60%	19.35%	12.29%	N.A.
1/31/84	$25.98	-.80%	1.68%	-.80%	21.12%	15.98%	18.08%	12.13%	N.A.
2/29/84	$23.01	-3.31%	-4.09%	-4.09%	13.64%	13.63%	18.00%	11.64%	N.A.	3/20/84	$.230		$1.880	$23.46
3/31/84	$23.83	3.56%	-.83%	-.83%	13.66%	13.37%	17.18%	12.51%	N.A.
4/30/84	$24.05	.92%	.90%	.09%	6.73%	14.15%	17.24%	12.93%	N.A.
5/31/84	$22.36	-5.99%	-1.74%	-5.90%	.18%	11.16%	16.13%	12.72%	N.A.	6/20/84	$.250			$22.75
6/30/84	$22.60	1.07%	-4.12%	-4.91%	-2.23%	12.36%	15.49%	13.01%	N.A.
7/31/84	$21.75	-3.76%	-8.57%	-8.49%	-3.15%	11.19%	14.25%	13.16%	N.A.
8/31/84	$24.05	11.77%	8.72%	2.28%	5.37%	16.74%	15.38%	15.63%	N.A.	9/20/84	$.260			$24.13
9/30/84	$23.91	-.58%	6.94%	1.68%	1.93%	18.77%	15.47%	16.68%	N.A.
10/31/84	$23.96	.21%	11.35%	1.90%	4.44%	17.39%	17.26%	14.95%	N.A.
11/30/84	$23.87	.79%	.42%	2.70%	2.70%	15.42%	16.14%	15.49%	N.A.	12/20/84	$.280			$24.29

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/84	$24.45	2.43%	3.44%	5.18%	5.18%	17.55%	16.09%	16.08%	8.60%
1/31/85	$26.01	6.38%	9.81%	6.38%	12.79%	20.52%	15.90%	15.43%	8.82%
2/28/85	$25.13	2.27%	11.44%	8.80%	19.49%	23.13%	17.01%	14.97%	8.82%	3/20/85	$.240		$1.230	$24.85
3/31/85	$25.19	.24%	9.12%	9.12%	15.73%	22.80%	19.43%	14.59%	8.86%
4/30/85	$25.31	.48%	3.07%	9.64%	15.22%	21.30%	18.70%	14.07%	8.70%
5/31/85	$26.50	5.69%	6.45%	15.88%	29.55%	25.12%	18.70%	14.26%	9.00%	6/20/85	$.250			$26.13
6/30/85	$26.96	1.74%	8.05%	17.91%	30.42%	26.75%	18.44%	13.92%	9.42%
7/31/85	$27.45	1.82%	9.49%	20.05%	37.98%	28.54%	16.79%	14.84%	9.42%
8/31/85	$27.01	-.69%	2.87%	19.22%	22.60%	23.07%	16.51%	14.98%	9.17%	9/20/85	$.250			$26.06
9/30/85	$26.36	-2.41%	-1.29%	16.39%	20.39%	22.16%	15.24%	15.11%	8.87%
10/31/85	$27.65	4.89%	1.70%	22.08%	26.02%	19.56%	15.84%	14.97%	8.93%
11/30/85	$29.35	7.12%	9.66%	30.78%	33.96%	20.58%	15.23%	15.39%	9.17%	12/20/85	$.270			$30.64
12/31/85	$30.95	5.45%	18.45%	37.86%	37.86%	22.42%	16.89%	15.99%	9.44%
1/31/86	$31.26	1.00%	14.05%	1.00%	30.89%	21.38%	18.16%	14.83%	9.33%
2/28/86	$30.65	7.13%	14.11%	8.21%	37.03%	22.96%	19.14%	15.62%	9.73%	3/20/86	$.240		$2.600	$32.22
3/31/86	$32.36	5.58%	13.77%	13.77%	43.73%	23.65%	19.37%	16.05%	10.20%
4/30/86	$31.91	-1.39%	11.08%	12.19%	41.07%	20.15%	19.31%	16.14%	9.93%
5/31/86	$32.84	3.70%	7.96%	16.34%	38.39%	21.55%	19.75%	16.63%	10.49%	6/20/86	$.250			$32.53
6/30/86	$33.02	.55%	2.82%	16.98%	36.78%	20.37%	20.41%	16.07%	10.64%
7/31/86	$30.98	-6.18%	-2.17%	9.76%	26.04%	18.98%	19.04%	15.44%	10.47%
8/31/86	$33.25	8.07%	1.95%	18.61%	37.11%	21.01%	21.75%	16.47%	11.46%	9/19/86	$.230			$31.18
9/30/86	$30.84	-7.25%	-5.91%	10.07%	30.37%	16.96%	21.33%	15.41%	11.17%
10/31/86	$32.55	5.54%	5.84%	16.17%	31.18%	19.96%	21.74%	16.34%	11.32%
11/30/86	$32.16	3.47%	1.29%	20.20%	26.76%	20.34%	21.14%	16.55%	11.21%	12/20/86	$.220		$1.300	$32.32

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/86	$31.66	-1.55%	7.49%	18.31%	18.31%	19.71%	21.52%	15.62%	11.07%
1/31/87	$36.03	13.80%	15.90%	13.80%	33.30%	25.31%	25.02%	17.64%	11.25%
2/28/87	$37.09	3.55%	16.02%	17.85%	29.38%	28.28%	26.96%	18.21%	11.42%	3/20/87	$.220			$38.92
3/31/87	$37.84	2.02%	20.20%	20.20%	24.99%	27.63%	27.18%	18.56%	11.25%
4/30/87	$37.90	.16%	5.79%	20.39%	26.95%	27.31%	26.16%	18.48%	10.96%
5/31/87	$38.23	1.50%	3.72%	22.20%	24.26%	30.61%	27.50%	18.89%	11.36%	6/19/87	$.240			$40.57
6/30/87	$40.18	5.10%	6.81%	28.39%	29.84%	32.31%	29.32%	18.93%	11.55%
7/31/87	$42.17	4.95%	11.92%	34.75%	45.24%	36.18%	31.20%	19.66%	11.43%
8/31/87	$43.84	4.56%	15.33%	40.88%	40.45%	33.19%	29.15%	20.39%	11.72%	9/18/87	$.250			$42.42
9/30/87	$43.55	-.66%	9.03%	39.97%	50.45%	33.16%	29.02%	20.33%	11.49%
10/31/87	$34.90	-19.86%	-16.75%	12.17%	14.24%	23.60%	20.69%	18.16%	10.47%
11/30/87	$30.61	-6.85%	-25.85%	4.49%	2.87%	20.40%	17.97%	16.81%	10.07%	12/18/87	$.330		$1.570	$33.11
12/31/87	$32.94	7.61%	-20.02%	11.95%	11.95%	22.22%	19.43%	17.67%	10.32%
1/31/88	$34.30	4.13%	3.92%	4.13%	2.43%	21.35%	19.54%	18.90%	10.77%
2/29/88	$35.96	5.57%	18.30%	9.93%	4.45%	22.62%	20.12%	19.73%	11.10%	3/18/88	$.250			$35.96
3/31/88	$34.38	-4.39%	5.10%	5.10%	-2.12%	20.70%	18.26%	18.77%	10.81%
4/30/88	$34.74	1.05%	1.99%	6.20%	-1.25%	20.93%	16.81%	17.82%	10.34%
5/31/88	$35.06	1.70%	-1.75%	8.00%	-1.02%	19.38%	17.17%	17.71%	10.27%	6/20/88	$.270			$36.16
6/30/88	$36.76	4.85%	7.72%	13.21%	-1.29%	20.58%	17.46%	18.40%	10.49%
7/31/88	$36.12	-1.74%	4.75%	11.24%	-7.58%	19.16%	17.72%	17.51%	10.47%
8/31/88	$34.88	-3.44%	-.51%	7.42%	-14.66%	18.04%	16.27%	16.71%	10.12%
9/30/88	$35.65	2.99%	-2.29%	10.63%	-11.52%	20.17%	16.32%	17.17%	9.94%	9/20/88	$.270			$35.56
10/31/88	$36.41	2.13%	1.57%	12.98%	12.76%	19.11%	17.33%	18.65%	9.95%
11/30/88	$36.02	-1.07%	4.06%	11.77%	20.29%	16.00%	16.50%	18.21%	9.60%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/88	$35.26	1.77%	2.83%	13.76%	13.76%	14.64%	16.91%	18.12%	9.83%	12/20/88	$.280		$1.110	$35.05
1/31/89	$37.92	7.55%	8.28%	7.55%	17.49%	17.06%	18.82%	18.45%	10.33%
2/28/89	$36.77	-3.03%	6.13%	4.28%	7.92%	13.39%	18.93%	18.45%	10.45%
3/31/89	$36.98	1.34%	5.68%	5.68%	14.39%	11.85%	18.41%	17.79%	10.39%	3/20/89	$.280			$36.65
4/30/89	$38.55	4.25%	2.44%	10.17%	18.00%	13.94%	19.18%	18.20%	10.55%
5/31/89	$39.90	3.50%	9.34%	14.03%	20.13%	13.87%	21.50%	18.78%	10.80%
6/30/89	$39.17	-1.08%	6.73%	12.79%	13.33%	13.25%	20.98%	18.20%	11.17%	6/20/89	$.300			$39.49
7/31/89	$42.47	8.43%	11.00%	22.29%	25.05%	18.84%	23.89%	18.97%	12.02%
8/31/89	$43.75	3.01%	10.48%	25.98%	33.41%	16.95%	21.89%	18.59%	11.89%
9/30/89	$42.67	-1.76%	9.73%	23.76%	27.26%	19.21%	21.60%	18.50%	11.86%	9/20/89	$.310			$42.61
10/31/89	$41.78	-2.08%	-.91%	21.18%	22.01%	16.26%	21.04%	19.13%	11.35%
11/30/89	$42.54	1.82%	-2.06%	23.39%	25.57%	15.65%	21.29%	18.68%	11.71%
12/31/89	$42.57	2.88%	2.57%	26.94%	26.94%	17.36%	21.40%	18.71%	11.98%	12/20/89	$.340		$.820	$41.27
1/31/90	$40.29	-5.36%	-.85%	-5.36%	11.71%	10.37%	18.59%	17.24%	12.09%
2/28/90	$41.04	1.86%	-.82%	-3.59%	17.35%	9.77%	18.48%	17.75%	11.81%
3/31/90	$41.55	1.99%	-1.68%	-1.68%	18.10%	9.76%	18.89%	19.16%	11.99%	3/20/90	$.310			$41.97
4/30/90	$40.31	-2.99%	.79%	-4.61%	9.91%	8.60%	18.06%	18.38%	12.39%
5/31/90	$44.03	9.23%	8.08%	4.19%	16.00%	11.30%	18.84%	18.77%	13.35%
6/30/90	$43.07	-1.43%	4.45%	2.70%	15.59%	8.95%	18.09%	18.26%	13.61%	6/20/90	$.330			$43.33
7/31/90	$42.54	-1.23%	6.34%	1.43%	5.29%	6.76%	17.37%	17.08%	13.09%
8/31/90	$38.34	-9.87%	-12.26%	-8.58%	-7.88%	1.60%	15.11%	15.81%	12.26%
9/30/90	$35.83	-5.69%	-16.04%	-13.78%	-11.56%	-.14%	14.33%	14.78%	11.71%	9/20/90	$.340			$36.77
10/31/90	$35.11	-2.01%	-16.71%	-15.51%	-11.49%	6.78%	12.78%	14.30%	11.79%
11/30/90	$38.10	8.52%	.29%	-8.31%	-5.67%	12.53%	13.08%	14.15%	12.08%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/90	$38.79	3.52%	10.08%	-5.09%	-5.09%	11.08%	12.66%	14.76%	11.94%	12/20/90	$.370		$.280	$38.75
1/31/91	$40.98	5.65%	18.68%	5.65%	5.95%	11.62%	13.68%	15.90%	11.80%
2/28/91	$43.70	6.64%	16.63%	12.66%	10.91%	11.99%	13.67%	16.32%	12.08%
3/31/91	$43.56	.40%	13.11%	13.11%	9.18%	13.84%	12.53%	15.90%	11.83%	3/20/91	$.310			$42.91
4/30/91	$43.88	.74%	7.85%	13.94%	13.37%	13.71%	13.01%	16.12%	11.63%
5/31/91	$46.55	6.08%	7.29%	20.87%	10.11%	15.34%	13.53%	16.60%	12.20%
6/30/91	$43.22	-6.48%	-.06%	13.04%	4.47%	11.02%	11.90%	16.07%	11.90%	6/20/91	$.320			$44.06
7/31/91	$44.79	3.63%	2.81%	17.15%	9.61%	13.01%	14.14%	16.57%	12.38%
8/31/91	$45.62	1.85%	-1.29%	19.32%	23.87%	15.04%	12.79%	17.19%	12.19%
9/30/91	$44.64	-1.47%	4.00%	17.57%	29.42%	13.35%	14.16%	17.69%	12.11%	9/20/91	$.310			$44.60
10/31/91	$45.12	1.07%	1.43%	18.83%	33.49%	12.96%	13.18%	17.38%	12.46%
11/30/91	$42.26	-6.34%	-6.72%	11.30%	15.22%	10.92%	10.95%	15.93%	12.22%
12/31/91	$44.85	9.14%	3.32%	21.48%	21.48%	13.54%	13.26%	17.32%	12.22%	12/20/91	$.300		$.870	$41.19
1/31/92	$45.01	.36%	2.59%	.36%	15.39%	10.95%	10.45%	17.51%	12.11%
2/29/92	$46.46	3.22%	13.06%	3.59%	11.69%	13.29%	10.38%	18.38%	12.12%
3/31/92	$45.09	-2.38%	1.13%	1.13%	8.61%	11.88%	9.41%	17.96%	11.97%	3/20/92	$.270			$46.09
4/30/92	$46.44	3.00%	3.78%	4.16%	11.03%	11.43%	10.03%	17.82%	11.97%
5/31/92	$46.87	.93%	1.47%	5.12%	5.64%	10.50%	9.91%	18.37%	11.92%
6/30/92	$45.53	-2.23%	1.62%	2.77%	10.43%	10.07%	8.33%	18.36%	12.07%	6/19/92	$.290			$45.14
7/31/92	$46.94	3.10%	1.72%	5.95%	9.86%	8.23%	7.95%	19.01%	12.24%
8/31/92	$45.14	-3.83%	-3.07%	1.89%	3.73%	5.78%	6.15%	17.09%	11.79%
9/30/92	$46.00	2.52%	1.65%	4.46%	7.93%	7.30%	6.82%	17.40%	12.02%	9/18/92	$.280			$46.25
10/31/92	$46.32	.70%	-.72%	5.19%	7.52%	8.31%	11.81%	16.17%	12.06%
11/30/92	$48.19	4.04%	7.40%	9.44%	19.43%	9.08%	14.41%	16.13%	12.03%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/92	$48.37	1.27%	6.09%	10.82%	10.82%	8.51%	13.03%	16.19%	12.13%	12/18/92	$.270		$.160	$48.25
1/31/93	$49.25	1.82%	7.28%	1.82%	12.43%	11.18%	12.53%	15.98%	12.52%
2/28/93	$50.93	3.41%	6.63%	5.29%	12.64%	11.75%	12.06%	16.02%	12.95%
3/31/93	$51.35	2.40%	7.82%	7.82%	18.15%	11.90%	13.61%	15.91%	13.11%	3/19/93	$.270		$.530	$51.31
4/30/93	$51.94	1.15%	7.11%	9.06%	16.03%	13.46%	13.63%	15.21%	13.51%
5/31/93	$53.51	3.02%	6.70%	12.36%	18.45%	11.28%	13.93%	15.54%	13.65%
6/30/93	$53.57	.61%	4.84%	13.04%	21.89%	12.04%	12.99%	15.20%	13.73%	6/18/93	$.260			$52.47
7/31/93	$53.57	.00%	3.65%	13.04%	18.23%	12.50%	13.39%	15.54%	13.33%
8/31/93	$55.80	4.16%	4.80%	17.74%	28.06%	18.06%	15.12%	15.70%	13.65%
9/30/93	$55.14	-.73%	3.40%	16.89%	23.99%	20.10%	14.28%	15.30%	13.21%	9/20/93	$.250			$54.45
10/31/93	$55.56	.76%	4.19%	17.78%	24.09%	21.21%	13.97%	15.64%	13.19%
11/30/93	$54.96	-1.08%	-1.06%	16.50%	17.97%	17.53%	13.97%	15.23%	13.88%
12/31/93	$53.23	1.56%	1.23%	18.32%	18.32%	16.78%	13.92%	15.41%	13.84%	12/20/93	$.270		$2.300	$52.91
1/31/94	$56.26	5.69%	6.18%	5.69%	22.82%	16.80%	13.53%	16.14%	14.12%
2/28/94	$55.00	-2.24%	4.93%	3.32%	16.11%	13.46%	13.71%	16.29%	13.93%
3/31/94	$52.30	-3.86%	-.66%	-.66%	9.01%	11.84%	12.52%	15.43%	13.96%	3/18/94	$.260		$.350	$55.11
4/30/94	$53.01	1.36%	-4.73%	.69%	9.23%	12.07%	11.89%	15.48%	14.20%
5/31/94	$53.97	1.81%	-.79%	2.51%	7.95%	10.54%	11.53%	16.40%	14.54%
6/30/94	$52.38	-2.45%	.66%	.00%	4.68%	12.11%	11.21%	15.99%	14.49%	6/20/94	$.280			$54.69
7/31/94	$54.31	3.68%	2.98%	3.68%	8.53%	12.12%	10.22%	16.86%	15.00%
8/31/94	$56.86	4.70%	5.90%	8.55%	9.09%	13.16%	10.58%	16.10%	15.87%
9/30/94	$54.95	-2.88%	5.43%	5.43%	6.72%	12.62%	10.33%	15.83%	16.25%	9/20/94	$.280			$56.10
10/31/94	$56.27	2.40%	4.13%	7.96%	8.47%	13.11%	11.32%	16.08%	15.51%
11/30/94	$54.12	-3.82%	-4.34%	3.84%	5.46%	14.11%	10.06%	15.54%	15.52%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/94	$53.94	1.27%	-.25%	5.16%	5.16%	11.30%	9.72%	15.41%	15.74%	12/20/94	$.330		$.540	$53.86
1/31/95	$54.93	1.84%	-.81%	1.84%	1.33%	11.85%	11.33%	14.91%	15.17%
2/28/95	$57.31	4.33%	7.60%	6.25%	8.14%	12.25%	11.87%	15.13%	15.05%
3/31/95	$58.69	3.24%	9.68%	9.68%	16.11%	14.36%	12.14%	15.47%	15.03%	3/20/95	$.340		$.120	$57.13
4/30/95	$60.44	2.98%	10.91%	12.95%	17.98%	14.35%	13.49%	15.75%	14.91%
5/31/95	$63.03	4.28%	10.87%	17.79%	20.85%	15.61%	12.44%	15.60%	14.93%
6/30/95	$63.38	1.07%	8.54%	19.05%	25.20%	16.89%	13.01%	15.52%	14.72%	6/14/95	$.320			$63.03
7/31/95	$65.92	4.01%	9.62%	23.82%	25.58%	17.24%	14.18%	15.77%	15.30%
8/31/95	$66.90	1.49%	6.68%	25.66%	21.74%	19.36%	16.92%	16.01%	15.50%
9/30/95	$68.12	2.30%	7.98%	28.55%	28.24%	19.28%	18.84%	16.56%	15.83%	9/15/95	$.320			$68.55
10/31/95	$66.04	-3.05%	.65%	24.62%	21.38%	17.78%	18.58%	15.65%	15.31%
11/30/95	$69.45	5.16%	4.30%	31.06%	32.73%	18.19%	17.84%	15.44%	15.41%
12/31/95	$67.83	1.77%	3.75%	33.38%	33.38%	18.40%	17.44%	15.03%	15.51%	12/15/95	$.480		$2.340	$67.16
1/31/96	$69.48	2.43%	9.63%	2.43%	34.15%	18.64%	16.72%	15.19%	15.01%
2/29/96	$70.50	1.47%	5.78%	3.94%	30.48%	17.88%	15.56%	14.61%	15.09%
3/31/96	$71.65	2.27%	6.29%	6.29%	29.25%	17.83%	15.99%	14.25%	15.14%	3/15/96	$.300	$.020	$.130	$71.89
4/30/96	$74.02	3.31%	7.20%	9.81%	29.66%	18.67%	16.57%	14.78%	15.46%
5/31/96	$74.94	1.24%	6.96%	11.17%	25.88%	17.98%	15.49%	14.50%	15.56%
6/30/96	$73.67	-1.27%	3.26%	9.76%	22.97%	17.24%	16.75%	14.30%	15.18%	6/14/96	$.320			$73.99
7/31/96	$70.58	-4.20%	-4.24%	5.16%	13.27%	15.58%	14.93%	14.54%	14.99%
8/31/96	$73.10	3.57%	-2.03%	8.91%	15.60%	15.36%	15.32%	14.05%	15.25%
9/30/96	$75.06	3.12%	2.32%	12.31%	16.53%	16.83%	16.37%	15.26%	15.34%	9/18/96	$.320			$75.04
10/31/96	$76.27	1.62%	8.52%	14.12%	22.14%	17.16%	16.49%	14.82%	15.58%
11/30/96	$82.85	8.63%	13.82%	23.97%	26.16%	20.87%	20.00%	15.39%	15.96%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/96	$79.81	-1.37%	8.87%	22.26%	22.26%	19.69%	17.59%	15.41%	15.51%	12/18/96	$.350	$.300	$1.230	$78.80
1/31/97	$82.73	3.66%	11.06%	3.66%	23.74%	18.93%	18.36%	14.33%	15.98%
2/28/97	$83.34	.74%	2.99%	4.43%	22.84%	20.12%	17.78%	14.02%	16.09%
3/31/97	$80.99	-1.88%	2.46%	2.46%	17.86%	20.94%	17.90%	13.58%	16.04%	3/27/97	$.300	$.130	$.360	$82.13
4/30/97	$84.09	3.83%	2.62%	6.38%	18.45%	21.91%	18.09%	13.99%	16.21%
5/31/97	$89.64	6.60%	8.60%	13.40%	24.71%	23.80%	19.39%	14.55%	16.70%
6/30/97	$93.14	4.29%	15.42%	18.26%	31.74%	26.57%	20.94%	14.46%	16.68%	6/26/97	$.340			$92.92
7/31/97	$100.65	8.07%	20.13%	27.79%	48.57%	28.34%	22.08%	14.80%	17.20%
8/31/97	$98.08	-2.56%	9.82%	24.53%	39.79%	25.30%	22.41%	13.99%	17.15%
9/30/97	$102.27	4.68%	10.24%	30.36%	41.91%	28.47%	22.92%	14.59%	17.42%	9/26/97	$.400			$101.72
10/31/97	$98.20	-3.98%	-2.05%	25.18%	34.10%	25.74%	21.76%	16.68%	17.42%
11/30/97	$99.72	1.55%	2.07%	27.11%	25.37%	28.04%	21.17%	17.74%	17.25%
12/31/97	$94.57	1.02%	-1.50%	28.41%	28.41%	27.94%	21.11%	17.00%	17.33%	12/29/97	$.450	$.370	$5.230	$92.80
1/31/98	$94.07	-.53%	2.03%	-.53%	23.22%	26.93%	20.55%	16.47%	17.68%
2/28/98	$99.04	5.28%	5.79%	4.73%	28.78%	27.33%	20.98%	16.44%	18.07%
3/31/98	$101.85	4.78%	9.72%	9.72%	37.52%	27.95%	21.53%	17.51%	18.14%	3/27/98	$.390	$.050	$1.480	$101.79
4/30/98	$103.36	1.48%	11.95%	11.35%	34.41%	27.33%	21.62%	17.56%	17.69%
5/31/98	$100.60	-2.67%	3.50%	8.38%	22.73%	24.43%	20.24%	17.04%	17.37%
6/30/98	$100.39	.18%	-1.06%	8.57%	17.90%	24.06%	20.14%	16.51%	17.45%	6/26/98	$.390			$99.69
7/31/98	$95.18	-5.19%	-7.55%	2.94%	3.43%	20.30%	18.86%	16.10%	16.80%
8/31/98	$82.25	-13.59%	-17.92%	-11.05%	-8.27%	14.02%	14.51%	14.81%	15.76%
9/30/98	$85.65	4.60%	-14.30%	-6.95%	-8.35%	14.87%	15.71%	14.99%	16.08%	9/28/98	$.400			$88.39
10/31/98	$92.31	7.77%	-2.58%	.29%	2.87%	19.00%	17.28%	15.61%	17.12%
11/30/98	$96.98	5.06%	18.44%	5.36%	6.45%	18.96%	18.70%	16.31%	17.26%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/98	$90.70	.02%	13.26%	5.39%	5.39%	18.28%	18.34%	16.11%	17.11%	12/29/98	$.380	$.540	$5.350	$90.13
1/31/99	$90.67	-.04%	5.06%	-.04%	5.92%	17.33%	17.03%	15.27%	16.85%
2/28/99	$89.68	-1.09%	-1.10%	-1.13%	-.48%	16.33%	17.30%	15.49%	16.96%
3/31/99	$93.17	5.72%	4.53%	4.53%	.40%	17.62%	19.55%	15.98%	16.88%	3/29/99	$.380		$1.290	$94.92
4/30/99	$104.08	11.71%	16.81%	16.77%	10.53%	20.73%	21.90%	16.79%	17.49%
5/31/99	$103.95	-.13%	17.95%	16.62%	13.41%	20.18%	21.43%	16.37%	17.57%
6/30/99	$108.34	4.55%	16.64%	21.93%	18.35%	22.50%	23.12%	17.02%	17.61%	6/28/99	$.330			$106.52
7/31/99	$105.33	-2.78%	1.52%	18.54%	21.36%	23.09%	21.55%	15.75%	17.35%
8/31/99	$103.83	-1.42%	.20%	16.85%	38.44%	21.08%	20.09%	15.24%	16.90%
9/30/99	$98.90	-4.40%	-8.39%	11.70%	26.51%	18.06%	19.72%	14.93%	16.70%	9/28/99	$.350			$97.62
10/31/99	$100.27	1.38%	-4.46%	13.25%	19.02%	17.97%	19.47%	15.33%	17.22%
11/30/99	$101.72	1.45%	-1.68%	14.88%	14.91%	15.32%	20.76%	15.28%	16.97%
12/31/99	$100.52	4.63%	7.62%	20.20%	20.20%	17.62%	21.55%	15.48%	17.08%	12/28/99	$.420	$.700	$4.710	$99.18
1/31/00	$95.53	-4.97%	.87%	-4.97%	14.27%	14.26%	19.88%	15.53%	16.38%
2/29/00	$90.71	-5.05%	-5.58%	-9.76%	9.71%	12.02%	17.64%	14.72%	16.23%
3/31/00	$95.47	11.11%	.26%	.26%	15.30%	16.76%	19.38%	15.71%	17.42%	3/29/00	$.500		$4.720	$93.68
4/30/00	$97.81	2.45%	8.09%	2.72%	5.76%	16.25%	19.26%	16.34%	17.35%
5/31/00	$99.89	2.13%	16.25%	4.90%	8.14%	14.60%	18.77%	15.56%	17.15%
6/30/00	$92.85	-6.55%	-2.23%	-1.96%	-3.35%	10.49%	16.92%	14.95%	16.59%	6/28/00	$.510			$94.86
7/31/00	$94.51	1.79%	-2.85%	-.21%	1.19%	8.30%	16.41%	15.29%	16.18%
8/31/00	$99.08	4.84%	-.28%	4.62%	7.63%	10.98%	17.17%	17.05%	16.43%
9/30/00	$98.09	-.44%	6.24%	4.16%	12.10%	9.13%	16.54%	17.68%	16.22%	9/27/00	$.550			$96.88
10/31/00	$101.19	3.16%	7.68%	7.45%	14.05%	11.77%	18.00%	18.29%	16.28%
11/30/00	$100.89	-.30%	2.40%	7.14%	12.10%	11.10%	16.74%	17.29%	15.71%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/00	$96.67	8.56%	11.66%	16.30%	16.30%	13.79%	18.26%	17.85%	16.29%	12/27/00	$.530	$.290	$12.090	$97.07
1/31/01	$98.69	2.09%	10.49%	2.09%	24.93%	14.79%	18.18%	17.45%	16.67%
2/28/01	$98.92	.24%	11.09%	2.32%	31.88%	12.92%	17.90%	16.72%	16.52%
3/31/01	$95.82	-1.35%	.95%	.95%	17.09%	10.67%	17.05%	16.52%	16.21%	3/28/01	$.500	$.530	$.720	$94.86
4/30/01	$101.76	6.20%	5.02%	7.20%	21.37%	12.36%	17.70%	17.13%	16.63%
5/31/01	$104.86	3.05%	7.95%	10.47%	22.47%	14.52%	18.11%	16.80%	16.70%
6/30/01	$102.40	-1.94%	7.30%	8.32%	28.50%	13.70%	17.95%	17.35%	16.71%	6/27/01	$.410			$100.93
7/31/01	$103.25	.83%	1.88%	9.22%	27.30%	16.06%	19.16%	17.03%	16.80%
8/31/01	$101.31	-1.88%	-2.99%	7.17%	19.15%	21.08%	17.88%	16.59%	16.89%
9/30/01	$91.48	-9.26%	-10.23%	-2.77%	8.58%	15.47%	14.90%	15.63%	16.66%	9/26/01	$.430			$88.46
10/31/01	$92.48	1.09%	-10.00%	-1.70%	6.40%	13.04%	14.78%	15.64%	16.51%
11/30/01	$100.03	8.16%	-.78%	6.32%	15.43%	14.14%	14.69%	17.31%	16.62%
12/31/01	$100.51	2.83%	12.44%	9.33%	9.33%	15.19%	15.65%	16.62%	16.97%	12/27/01	$.390	$.490	$1.460	$100.18
1/31/02	$100.32	-.19%	11.01%	-.19%	6.90%	15.14%	14.78%	16.55%	17.03%
2/28/02	$101.13	.81%	3.47%	.61%	7.49%	15.87%	14.79%	16.28%	17.32%
3/31/02	$105.01	4.24%	4.89%	4.89%	13.59%	15.32%	16.19%	17.04%	17.50%	3/26/02	$.350	$.010	$.050	$103.75
4/30/02	$101.70	-3.15%	1.78%	1.59%	3.60%	9.97%	14.58%	16.33%	17.07%
5/31/02	$103.08	1.36%	2.33%	2.97%	1.91%	10.51%	13.44%	16.38%	17.37%
6/30/02	$98.10	-4.47%	-6.22%	-1.63%	-.71%	7.23%	11.47%	16.11%	17.23%	6/26/02	$.370			$95.84
7/31/02	$89.36	-8.91%	-11.79%	-10.39%	-10.30%	4.93%	7.72%	14.68%	16.82%
8/31/02	$91.45	2.34%	-10.95%	-8.29%	-6.45%	6.26%	8.78%	15.39%	16.24%
9/30/02	$82.19	-9.71%	-15.84%	-17.20%	-6.92%	4.25%	5.61%	13.94%	15.65%	9/26/02	$.390			$85.63
10/31/02	$85.14	3.59%	-4.29%	-14.23%	-4.62%	4.99%	7.22%	14.26%	15.21%
11/30/02	$92.12	8.20%	1.19%	-7.20%	-4.57%	7.28%	8.60%	14.71%	15.41%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/02	$88.05	-3.59%	8.06%	-10.52%	-10.52%	4.39%	7.58%	14.15%	15.16%	12/27/02	$.400		$.360	$87.25
1/31/03	$85.45	-2.95%	1.23%	-2.95%	-13.00%	5.13%	7.06%	13.60%	14.78%
2/28/03	$83.44	-2.35%	-8.63%	-5.24%	-15.75%	6.10%	5.46%	12.95%	14.48%
3/31/03	$83.03	-.06%	-5.29%	-5.29%	-19.21%	2.43%	4.46%	12.68%	14.28%	3/27/03	$.370			$84.53
4/30/03	$88.90	7.07%	4.49%	1.41%	-10.68%	3.94%	5.59%	13.32%	14.26%
5/31/03	$95.94	7.92%	15.48%	9.44%	-4.92%	5.87%	7.79%	13.85%	14.69%
6/30/03	$96.30	.90%	16.59%	10.43%	.43%	8.62%	7.95%	13.88%	14.54%	6/26/03	$.510			$97.02
7/31/03	$99.84	3.67%	12.90%	14.49%	14.32%	9.28%	9.89%	14.29%	14.91%
8/31/03	$102.39	2.55%	7.28%	17.41%	14.55%	8.48%	13.72%	14.12%	14.90%
9/30/03	$100.98	-1.02%	5.23%	16.21%	25.58%	8.27%	12.47%	14.08%	14.69%	9/26/03	$.360			$100.61
10/31/03	$106.63	5.60%	7.18%	22.71%	28.01%	9.12%	12.02%	14.62%	15.13%
11/30/03	$108.44	1.70%	6.29%	24.79%	20.33%	9.84%	11.29%	14.93%	15.08%
12/31/03	$113.78	6.07%	13.88%	32.35%	32.35%	8.99%	12.60%	15.43%	15.42%	12/29/03	$.375	$.390	$.450	$113.27
1/31/04	$118.28	3.96%	12.11%	3.96%	41.76%	9.64%	13.48%	15.24%	15.69%
2/29/04	$120.59	1.96%	12.41%	5.99%	48.00%	10.26%	14.17%	15.73%	16.01%
3/31/04	$118.72	-.96%	4.96%	4.96%	46.64%	10.40%	12.69%	16.07%	15.75%	3/29/04	$.360		$.340	$118.00
4/30/04	$116.11	-2.20%	-1.25%	2.65%	33.97%	7.42%	9.73%	15.66%	15.57%
5/31/04	$116.98	.76%	-2.42%	3.42%	25.06%	6.62%	9.92%	15.53%	15.97%
6/30/04	$119.61	2.57%	1.06%	6.07%	27.12%	8.22%	9.50%	16.12%	16.05%	6/28/04	$.370			$118.96
7/31/04	$116.02	-3.00%	.24%	2.89%	18.94%	6.84%	9.45%	15.34%	16.10%
8/31/04	$115.90	-.11%	-.62%	2.78%	15.87%	7.48%	9.75%	14.80%	15.45%
9/30/04	$118.93	2.93%	-.25%	5.80%	20.50%	12.09%	11.38%	15.47%	15.65%	9/28/04	$.370			$118.22
10/31/04	$121.71	2.33%	5.23%	8.27%	16.77%	12.55%	11.59%	15.46%	15.77%
11/30/04	$128.88	5.89%	11.55%	14.65%	21.60%	11.76%	12.55%	16.58%	16.06%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/04	$130.22	3.94%	12.64%	19.16%	19.16%	12.17%	12.40%	16.89%	16.14%	12/29/04	$.430	$1.210	$2.100	$130.29
1/31/05	$127.27	-2.27%	7.56%	-2.27%	12.05%	11.38%	13.04%	16.41%	15.65%
2/28/05	$131.09	3.00%	4.64%	.66%	13.20%	12.18%	14.89%	16.26%	15.69%
3/31/05	$129.19	-.55%	.11%	.11%	13.67%	10.43%	12.37%	15.82%	15.64%	3/29/05	$.420	$.146	$.604	$127.13
4/30/05	$125.85	-2.58%	-.21%	-2.48%	13.24%	10.65%	11.24%	15.18%	15.47%
5/31/05	$129.10	2.58%	-.62%	.04%	15.29%	11.09%	11.34%	14.99%	15.29%
6/30/05	$129.49	.64%	.58%	.68%	13.12%	13.03%	13.00%	14.94%	15.23%	6/28/05	$.430			$130.23
7/31/05	$134.16	3.61%	6.95%	4.31%	20.81%	17.99%	13.41%	14.90%	15.33%
8/31/05	$135.17	.76%	5.05%	5.10%	21.86%	17.38%	12.50%	14.81%	15.41%
9/30/05	$136.11	1.02%	5.46%	6.17%	19.60%	21.85%	12.83%	14.67%	15.61%	9/28/05	$.430			$134.85
10/31/05	$133.70	-1.77%	-.02%	4.29%	14.77%	19.72%	11.74%	14.82%	15.23%
11/30/05	$137.85	3.10%	2.31%	7.52%	11.77%	17.81%	12.49%	14.60%	15.02%
12/31/05	$137.22	1.71%	3.01%	9.36%	9.36%	19.93%	11.03%	14.59%	14.81%	12/28/05	$.420	$.095	$2.490	$137.96
1/31/06	$142.69	3.99%	9.04%	3.99%	16.35%	22.72%	11.44%	14.76%	14.97%
2/28/06	$142.13	-.40%	5.35%	3.58%	12.52%	23.53%	11.30%	14.55%	14.58%
3/31/06	$143.81	1.67%	5.30%	5.30%	15.03%	24.23%	11.97%	14.48%	14.36%	3/31/06	$.420		$.258	$143.81
4/30/06	$147.44	2.53%	3.81%	7.96%	21.05%	22.45%	11.18%	14.39%	14.59%
5/31/06	$144.91	-1.72%	2.45%	6.10%	15.99%	18.71%	10.13%	14.05%	14.28%
6/30/06	$144.48	.04%	.82%	6.15%	15.31%	18.35%	10.58%	14.21%	14.25%	6/29/06	$.490			$144.39
7/31/06	$145.39	.62%	-1.06%	6.81%	11.99%	17.18%	10.54%	14.76%	14.65%
8/31/06	$147.20	1.24%	1.92%	8.14%	12.54%	16.68%	11.23%	14.50%	14.27%
9/30/06	$150.77	2.87%	4.81%	11.26%	14.61%	18.19%	14.06%	14.47%	14.86%	9/28/06	$.670			$150.78
10/31/06	$155.19	2.93%	7.22%	14.53%	20.08%	17.20%	14.46%	14.62%	14.72%
11/30/06	$157.13	1.25%	7.21%	15.96%	17.92%	17.02%	12.97%	13.82%	14.60%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX STOCK FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/06	$153.46	2.22%	6.54%	18.54%	18.54%	15.59%	12.84%	14.23%	14.81%	12/28/06	$.540	$.247	$6.405	$154.07
S & P 500 Index		1.40%	6.70%	15.79%	15.79%	10.43%	6.18%	8.42%	11.80%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:18	FUNDRPT10:RMM:01/05/2007:10:15:00

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INTERNATIONAL STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	Since Inception	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price

4/30/01	$20.00	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/01	$20.08	.40%	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	.40%
6/30/01	$19.43	-3.24%	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	-2.85%
7/31/01	$19.03	-2.06%	-4.85%	N.A.	N.A.	N.A.	N.A.	N.A.	-4.85%
8/31/01	$19.06	.16%	-5.08%	N.A.	N.A.	N.A.	N.A.	N.A.	-4.70%
9/30/01	$16.31	-14.43%	-16.06%	N.A.	N.A.	N.A.	N.A.	N.A.	-18.45%
10/31/01	$16.62	1.90%	-12.66%	N.A.	N.A.	N.A.	N.A.	N.A.	-16.90%
11/30/01	$18.10	8.90%	-5.04%	N.A.	N.A.	N.A.	N.A.	N.A.	-9.50%
12/31/01	$18.42	2.66%	13.93%	N.A.	N.A.	N.A.	N.A.	N.A.	-7.09%	12/27/01	$.140	$.020		$18.24
1/31/02	$17.93	-2.66%	8.83%	-2.66%	N.A.	N.A.	N.A.	N.A.	-9.56%
2/28/02	$18.20	1.51%	1.43%	-1.19%	N.A.	N.A.	N.A.	N.A.	-8.20%
3/31/02	$19.84	9.01%	7.71%	7.71%	N.A.	N.A.	N.A.	N.A.	.07%
4/30/02	$19.92	.40%	11.10%	8.14%	.47%	N.A.	N.A.	N.A.	.47%
5/31/02	$20.58	3.31%	13.08%	11.73%	3.39%	N.A.	N.A.	N.A.	3.50%
6/30/02	$18.84	-8.46%	-5.04%	2.28%	-2.19%	N.A.	N.A.	N.A.	-4.28%
7/31/02	$17.00	-9.77%	-14.66%	-7.71%	-9.88%	N.A.	N.A.	N.A.	-11.57%
8/31/02	$17.02	.12%	-17.30%	-7.60%	-9.92%	N.A.	N.A.	N.A.	-10.81%
9/30/02	$14.55	-14.51%	-22.77%	-21.01%	-10.01%	N.A.	N.A.	N.A.	-19.62%
10/31/02	$15.27	4.95%	-10.18%	-17.10%	-7.32%	N.A.	N.A.	N.A.	-15.98%
11/30/02	$16.52	8.19%	-2.94%	-10.32%	-7.93%	N.A.	N.A.	N.A.	-10.89%
12/31/02	$15.81	-3.12%	10.00%	-13.11%	-13.11%	N.A.	N.A.	N.A.	-12.05%	12/27/02	$.133	$.060		$15.66
1/31/03	$15.32	-3.10%	1.56%	-3.10%	-13.50%	N.A.	N.A.	N.A.	-13.10%
2/28/03	$14.38	-6.14%	-11.88%	-9.05%	-20.01%	N.A.	N.A.	N.A.	-15.51%
3/31/03	$13.96	-2.92%	-11.70%	-11.70%	-28.77%	N.A.	N.A.	N.A.	-16.19%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:25	FUNDRPT10:RMM:01/05/2007:10:15:22

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INTERNATIONAL STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	Since Inception	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
4/30/03	$15.71	12.54%	2.55%	-.63%	-20.16%	N.A.	N.A.	N.A.	-10.44%
5/31/03	$16.72	6.43%	16.27%	5.76%	-17.75%	N.A.	N.A.	N.A.	-7.31%
6/30/03	$17.12	2.39%	22.64%	8.29%	-8.01%	N.A.	N.A.	N.A.	-6.02%
7/31/03	$18.58	8.53%	18.27%	17.52%	10.64%	N.A.	N.A.	N.A.	-2.31%
8/31/03	$19.82	6.67%	18.54%	25.36%	17.89%	N.A.	N.A.	N.A.	.51%
9/30/03	$20.28	2.32%	18.46%	28.27%	41.10%	N.A.	N.A.	N.A.	1.45%
10/31/03	$21.50	6.02%	15.72%	35.99%	42.53%	N.A.	N.A.	N.A.	3.80%
11/30/03	$22.00	2.33%	11.00%	39.15%	34.81%	N.A.	N.A.	N.A.	4.60%
12/31/03	$23.48	7.38%	16.49%	49.42%	49.42%	N.A.	N.A.	N.A.	7.28%	12/29/03	$.142			$23.24
1/31/04	$24.20	3.07%	13.25%	3.07%	58.93%	N.A.	N.A.	N.A.	8.24%
2/29/04	$25.13	3.84%	14.93%	7.03%	75.83%	N.A.	N.A.	N.A.	9.43%
3/31/04	$25.29	.64%	7.71%	7.71%	82.27%	N.A.	N.A.	N.A.	9.39%
4/30/04	$24.51	-3.09%	1.28%	4.39%	56.97%	7.98%	N.A.	N.A.	7.98%
5/31/04	$24.73	.90%	-1.59%	5.32%	48.81%	8.16%	N.A.	N.A.	8.07%
6/30/04	$25.84	4.49%	2.17%	10.05%	51.86%	10.97%	N.A.	N.A.	9.36%
7/31/04	$25.32	-2.01%	3.31%	7.84%	37.11%	10.99%	N.A.	N.A.	8.43%
8/31/04	$25.67	1.38%	3.80%	9.33%	30.31%	11.44%	N.A.	N.A.	8.65%
9/30/04	$26.78	4.32%	3.64%	14.05%	32.86%	19.04%	N.A.	N.A.	9.79%
10/31/04	$27.61	3.10%	9.04%	17.59%	29.20%	19.51%	N.A.	N.A.	10.50%
11/30/04	$29.69	7.53%	15.66%	26.45%	35.78%	19.00%	N.A.	N.A.	12.50%
12/31/04	$30.64	4.76%	16.14%	32.46%	32.46%	19.81%	N.A.	N.A.	13.63%	12/29/04	$.240	$.120	$.100	$30.47
1/31/05	$30.52	-.39%	12.21%	-.39%	28.02%	20.73%	N.A.	N.A.	13.19%
2/28/05	$32.22	5.57%	10.16%	5.16%	30.15%	22.33%	N.A.	N.A.	14.50%
3/31/05	$31.19	-3.20%	1.80%	1.80%	25.19%	17.57%	N.A.	N.A.	13.22%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:25	FUNDRPT10:RMM:01/05/2007:10:15:22

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX INTERNATIONAL STOCK FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	Since Inception	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
4/30/05	$30.28	-2.92%	-.79%	-1.18%	25.41%	16.27%	N.A.	N.A.	12.10%
5/31/05	$30.63	1.16%	-4.93%	-.03%	25.73%	15.45%	N.A.	N.A.	12.15%
6/30/05	$31.17	1.76%	-.06%	1.73%	22.45%	19.60%	N.A.	N.A.	12.37%
7/31/05	$32.08	2.92%	5.94%	4.70%	28.61%	24.95%	N.A.	N.A.	12.87%
8/31/05	$33.12	3.24%	8.13%	8.09%	30.97%	26.24%	N.A.	N.A.	13.44%
9/30/05	$34.20	3.26%	9.72%	11.62%	29.63%	34.45%	N.A.	N.A.	14.00%
10/31/05	$33.30	-2.63%	3.80%	8.68%	22.43%	31.13%	N.A.	N.A.	13.05%
11/30/05	$34.34	3.12%	3.68%	12.08%	17.41%	29.05%	N.A.	N.A.	13.56%
12/31/05	$35.03	4.17%	4.60%	16.74%	16.74%	32.20%	N.A.	N.A.	14.29%	12/28/05	$.350	$.044	$.347	$35.03
1/31/06	$37.32	6.54%	14.44%	6.54%	24.87%	36.45%	N.A.	N.A.	15.56%
2/28/06	$36.81	-1.37%	9.46%	5.08%	16.66%	38.72%	N.A.	N.A.	14.94%
3/31/06	$38.50	4.59%	9.91%	9.91%	26.05%	42.21%	N.A.	N.A.	15.72%
4/30/06	$41.04	6.60%	9.97%	17.16%	38.40%	39.67%	16.92%	N.A.	16.92%
5/31/06	$39.12	-4.68%	6.28%	11.68%	30.42%	34.63%	15.72%	N.A.	15.53%
6/30/06	$38.96	-.41%	1.20%	11.22%	27.64%	33.39%	16.39%	N.A.	15.17%
7/31/06	$39.63	1.71%	-3.43%	13.13%	26.14%	30.53%	17.27%	N.A.	15.28%
8/31/06	$40.33	1.76%	3.09%	15.13%	24.34%	28.50%	17.64%	N.A.	15.41%
9/30/06	$40.25	-.20%	3.31%	14.90%	20.18%	27.44%	21.32%	N.A.	15.11%
10/31/06	$41.73	3.67%	5.29%	19.12%	27.96%	26.49%	21.74%	N.A.	15.62%
11/30/06	$43.12	3.33%	6.91%	23.09%	28.22%	26.91%	20.46%	N.A.	16.05%
12/31/06	$43.66	3.98%	11.40%	28.00%	28.00%	25.56%	20.77%	N.A.	16.60%	12/28/06	$.565	$.144	$.471	$43.62

MSCI EAFE Index		3.14%	10.36%	26.35%	26.35%	19.93%	14.98%	N.A.	9.93%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:25	FUNDRPT10:RMM:01/05/2007:10:15:22

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/60	$21.45	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
1/31/61	$22.52	5.01%	N.A.	5.01%	N.A.	N.A.	N.A.	N.A.	N.A.
2/28/61	$23.51	4.40%	N.A.	9.63%	N.A.	N.A.	N.A.	N.A.	N.A.
3/31/61	$23.53	11.63%	N.A.	22.38%	N.A.	N.A.	N.A.	N.A.	N.A.	3/20/61	$.130		$2.600	$23.63
4/30/61	$23.76	.98%	17.68%	23.58%	N.A.	N.A.	N.A.	N.A.	N.A.
5/31/61	$24.15	1.64%	14.57%	25.60%	N.A.	N.A.	N.A.	N.A.	N.A.
6/30/61	$23.31	-2.97%	-.41%	21.88%	N.A.	N.A.	N.A.	N.A.	N.A.	6/20/61	$.130			$23.54
7/31/61	$24.09	3.35%	1.93%	25.96%	N.A.	N.A.	N.A.	N.A.	N.A.
8/31/61	$24.68	2.45%	2.74%	29.04%	N.A.	N.A.	N.A.	N.A.	N.A.
9/30/61	$24.32	-.95%	4.87%	27.81%	N.A.	N.A.	N.A.	N.A.	N.A.	9/20/61	$.130			$24.32
10/31/61	$24.85	2.18%	3.68%	30.60%	N.A.	N.A.	N.A.	N.A.	N.A.
11/30/61	$24.74	3.56%	4.81%	35.25%	N.A.	N.A.	N.A.	N.A.	N.A.	12/20/61	$.200		$.800	$24.29
12/31/61	$24.52	-.89%	4.95%	34.14%	34.14%	N.A.	N.A.	N.A.	N.A.
1/31/62	$23.84	-2.77%	-.14%	-2.77%	24.20%	N.A.	N.A.	N.A.	N.A.
2/28/62	$24.15	1.30%	-2.39%	-1.51%	20.51%	N.A.	N.A.	N.A.	N.A.
3/31/62	$23.94	-.30%	-1.80%	-1.80%	7.64%	N.A.	N.A.	N.A.	N.A.	3/20/62	$.130		$.010	$24.22
4/30/62	$22.81	-4.72%	-3.77%	-6.44%	1.57%	N.A.	N.A.	N.A.	N.A.
5/31/62	$22.81	.00%	-5.00%	-6.44%	-.07%	N.A.	N.A.	N.A.	N.A.
6/30/62	$19.54	-13.77%	-17.84%	-19.32%	-11.20%	N.A.	N.A.	N.A.	N.A.	6/20/62	$.130			$19.60
7/31/62	$20.52	5.02%	-9.44%	-15.27%	-9.77%	N.A.	N.A.	N.A.	N.A.
8/31/62	$20.97	2.19%	-7.46%	-13.41%	-9.99%	N.A.	N.A.	N.A.	N.A.
9/30/62	$20.22	-2.97%	4.13%	-15.99%	-11.83%	N.A.	N.A.	N.A.	N.A.	9/20/62	$.130			$20.80
10/31/62	$20.52	1.48%	.63%	-14.74%	-12.43%	N.A.	N.A.	N.A.	N.A.
11/30/62	$21.44	4.48%	2.88%	-10.92%	-11.71%	N.A.	N.A.	N.A.	N.A.	12/20/62	$.190		$.530	$21.47

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/62	$21.52	3.74%	10.00%	-7.59%	-7.59%	N.A.	N.A.	N.A.	N.A.
1/31/63	$22.36	3.90%	12.62%	3.90%	-1.25%	N.A.	N.A.	N.A.	N.A.
2/28/63	$21.92	-1.97%	5.67%	1.86%	-4.43%	N.A.	N.A.	N.A.	N.A.
3/31/63	$22.30	2.33%	4.24%	4.24%	-1.91%	N.A.	N.A.	N.A.	N.A.	3/20/63	$.130			$22.06
4/30/63	$23.17	3.90%	4.23%	8.30%	6.97%	N.A.	N.A.	N.A.	N.A.
5/31/63	$23.42	1.08%	7.47%	9.47%	8.12%	N.A.	N.A.	N.A.	N.A.
6/30/63	$23.07	-.94%	4.03%	8.44%	24.20%	N.A.	N.A.	N.A.	N.A.	6/20/63	$.130			$23.22
7/31/63	$22.85	-.95%	-.83%	7.40%	17.15%	N.A.	N.A.	N.A.	N.A.
8/31/63	$23.70	3.72%	1.76%	11.40%	18.89%	N.A.	N.A.	N.A.	N.A.
9/30/63	$23.18	-1.66%	1.03%	9.55%	20.51%	N.A.	N.A.	N.A.	N.A.	9/20/63	$.130			$23.66
10/31/63	$23.48	1.30%	3.32%	10.97%	20.28%	N.A.	N.A.	N.A.	N.A.
11/30/63	$22.70	-2.73%	-3.10%	7.95%	11.98%	N.A.	N.A.	N.A.	N.A.	12/20/63	$.140			$22.88
12/31/63	$23.09	1.72%	.22%	9.80%	9.80%	10.82%	N.A.	N.A.	N.A.
1/31/64	$23.33	1.04%	-.03%	1.04%	6.77%	9.41%	N.A.	N.A.	N.A.
2/29/64	$23.07	2.10%	4.93%	3.16%	11.20%	8.60%	N.A.	N.A.	N.A.	3/20/64	$.130		$.620	$23.31
3/31/64	$23.17	.43%	3.58%	3.58%	9.10%	4.83%	N.A.	N.A.	N.A.
4/30/64	$23.36	.82%	3.35%	4.43%	5.87%	4.77%	N.A.	N.A.	N.A.
5/31/64	$23.63	1.16%	2.43%	5.63%	5.95%	4.61%	N.A.	N.A.	N.A.
6/30/64	$23.68	.76%	2.76%	6.44%	7.77%	5.93%	N.A.	N.A.	N.A.	6/19/64	$.130			$23.63
7/31/64	$24.00	1.35%	3.31%	7.88%	10.28%	5.24%	N.A.	N.A.	N.A.
8/31/64	$23.89	-.46%	1.66%	7.38%	5.84%	4.24%	N.A.	N.A.	N.A.
9/30/64	$24.37	2.56%	3.47%	10.13%	10.37%	5.46%	N.A.	N.A.	N.A.	9/18/64	$.130			$24.07
10/31/64	$24.51	.57%	2.68%	10.77%	9.59%	4.90%	N.A.	N.A.	N.A.
11/30/64	$24.53	.08%	3.24%	10.86%	12.76%	3.69%	N.A.	N.A.	N.A.

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/64	$24.06	-.94%	-.29%	9.82%	9.82%	3.67%	N.A.	N.A.	N.A.	12/18/64	$.240			$24.09
1/31/65	$24.96	3.74%	2.85%	3.74%	12.74%	5.93%	N.A.	N.A.	N.A.
2/28/65	$25.08	.48%	3.26%	4.24%	11.00%	5.65%	N.A.	N.A.	N.A.
3/31/65	$23.58	-1.11%	3.08%	3.08%	9.29%	5.36%	N.A.	N.A.	N.A.	3/23/65	$.140		$1.090	$23.74
4/30/65	$24.27	2.93%	2.27%	6.10%	11.58%	8.11%	N.A.	N.A.	N.A.
5/31/65	$24.17	.17%	1.95%	6.27%	10.48%	8.17%	N.A.	N.A.	N.A.	6/18/65	$.140			$23.56
6/30/65	$23.29	-3.64%	-.64%	2.42%	5.67%	12.25%	N.A.	N.A.	N.A.
7/31/65	$23.72	1.85%	-1.69%	4.31%	6.18%	11.11%	N.A.	N.A.	N.A.
8/31/65	$24.40	2.87%	.95%	7.30%	9.73%	11.36%	N.A.	N.A.	N.A.	9/20/65	$.140			$24.80
9/30/65	$25.03	3.16%	8.08%	10.69%	10.38%	13.65%	N.A.	N.A.	N.A.
10/31/65	$25.76	2.92%	9.22%	13.92%	12.95%	14.19%	N.A.	N.A.	N.A.
11/30/65	$26.04	1.09%	7.32%	15.16%	14.08%	12.93%	N.A.	N.A.	N.A.
12/31/65	$25.84	.07%	4.12%	15.25%	15.25%	11.59%	11.49%	N.A.	N.A.	12/20/65	$.220			$25.89
1/31/66	$26.23	1.51%	2.69%	1.51%	12.77%	10.72%	10.73%	N.A.	N.A.
2/28/66	$26.08	-.57%	1.00%	.93%	11.58%	11.25%	9.66%	N.A.	N.A.	3/18/66	$.140		$1.300	$24.03
3/31/66	$24.19	-1.69%	-.77%	-.77%	10.94%	9.77%	6.91%	N.A.	N.A.
4/30/66	$24.73	2.23%	-.07%	1.44%	10.19%	9.18%	7.17%	N.A.	N.A.
5/31/66	$23.89	-3.40%	-2.91%	-2.00%	6.25%	7.55%	6.09%	N.A.	N.A.	6/20/66	$.140			$23.79
6/30/66	$23.32	-1.81%	-3.03%	-3.78%	8.27%	7.23%	6.34%	N.A.	N.A.
7/31/66	$22.90	-1.80%	-6.85%	-5.51%	4.39%	6.92%	5.26%	N.A.	N.A.
8/31/66	$21.16	-6.99%	-10.32%	-12.11%	-5.61%	3.11%	3.24%	N.A.	N.A.	9/20/66	$.140			$21.67
9/30/66	$21.12	-.19%	-8.85%	-12.29%	-8.69%	3.61%	3.40%	N.A.	N.A.
10/31/66	$22.08	4.54%	-2.96%	-8.31%	-7.24%	4.71%	3.87%	N.A.	N.A.
11/30/66	$22.56	3.17%	7.66%	-5.40%	-5.33%	6.79%	3.78%	N.A.	N.A.	12/20/66	$.220			$22.68

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/66	$22.60	.18%	8.04%	-5.24%	-5.24%	6.24%	4.00%	N.A.	N.A.
1/31/67	$24.23	7.21%	10.80%	7.21%	.08%	8.36%	6.06%	N.A.	N.A.
2/28/67	$23.45	.25%	7.67%	7.48%	.91%	7.72%	5.83%	N.A.	N.A.	3/20/67	$.150		$.690	$24.28
3/31/67	$24.41	4.09%	11.74%	11.74%	6.72%	8.96%	6.72%	N.A.	N.A.
4/30/67	$25.39	4.02%	8.41%	16.23%	8.58%	10.11%	8.62%	N.A.	N.A.
5/31/67	$24.19	-4.13%	3.80%	11.42%	7.75%	8.15%	7.70%	N.A.	N.A.	6/20/67	$.150			$24.98
6/30/67	$24.52	1.36%	1.05%	12.92%	11.21%	8.36%	11.24%	N.A.	N.A.
7/31/67	$25.65	4.61%	1.63%	18.13%	18.47%	9.51%	11.15%	N.A.	N.A.
8/31/67	$25.27	-.90%	5.08%	17.07%	26.25%	9.35%	10.47%	N.A.	N.A.	9/20/67	$.150			$25.64
9/30/67	$25.72	1.78%	5.51%	19.14%	28.73%	9.07%	11.53%	N.A.	N.A.
10/31/67	$24.85	-3.38%	-2.55%	15.11%	18.96%	7.62%	10.44%	N.A.	N.A.
11/30/67	$24.60	-.12%	-1.78%	14.97%	15.18%	7.54%	9.45%	N.A.	N.A.	12/20/67	$.220			$24.81
12/31/67	$25.00	1.63%	-1.94%	16.84%	16.84%	8.46%	9.00%	N.A.	N.A.
1/31/68	$24.31	-2.76%	-1.31%	-2.76%	5.97%	6.15%	7.56%	N.A.	N.A.
2/29/68	$23.14	-.74%	-1.91%	-3.48%	5.05%	5.71%	7.83%	N.A.	N.A.	3/20/68	$.150		$.840	$22.88
3/31/68	$23.18	.17%	-3.27%	-3.27%	1.14%	6.19%	7.38%	N.A.	N.A.
4/30/68	$24.74	6.73%	6.17%	3.24%	3.78%	7.48%	7.96%	N.A.	N.A.
5/31/68	$25.15	2.26%	9.33%	5.58%	10.73%	8.22%	8.21%	N.A.	N.A.	6/20/68	$.150			$25.63
6/30/68	$25.47	1.27%	10.52%	6.91%	10.61%	10.02%	8.69%	N.A.	N.A.
7/31/68	$25.20	-1.06%	2.45%	5.78%	4.62%	8.97%	8.66%	N.A.	N.A.
8/31/68	$25.62	2.26%	2.46%	8.17%	7.97%	8.75%	8.36%	N.A.	N.A.	9/20/68	$.150			$26.47
9/30/68	$26.87	4.88%	6.10%	13.43%	11.23%	9.35%	9.76%	N.A.	N.A.
10/31/68	$27.10	.86%	8.15%	14.40%	16.11%	8.61%	9.66%	N.A.	N.A.
11/30/68	$28.06	4.54%	10.58%	19.59%	21.54%	9.83%	11.25%	N.A.	N.A.	12/20/68	$.270			$27.64

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/68	$26.94	-3.99%	1.24%	14.83%	14.83%	8.33%	9.98%	N.A.	N.A.
1/31/69	$26.79	-.56%	-.18%	-.56%	17.43%	7.59%	9.63%	N.A.	N.A.
2/28/69	$24.00	-3.62%	-7.98%	-4.16%	13.97%	6.48%	8.38%	N.A.	N.A.	3/20/69	$.150		$1.670	$24.32
3/31/69	$24.76	3.17%	-1.21%	-1.21%	17.27%	8.17%	8.94%	N.A.	N.A.
4/30/69	$25.22	1.86%	1.18%	.62%	11.91%	8.04%	9.17%	N.A.	N.A.
5/31/69	$24.84	-.83%	4.21%	-.22%	8.54%	8.99%	8.73%	N.A.	N.A.	6/20/69	$.170			$23.48
6/30/69	$23.60	-4.99%	-3.99%	-5.16%	1.87%	7.81%	7.47%	N.A.	N.A.
7/31/69	$22.69	-3.86%	-9.38%	-8.82%	-1.01%	7.05%	6.34%	N.A.	N.A.
8/31/69	$23.42	3.97%	-5.03%	-5.20%	.66%	11.11%	7.27%	N.A.	N.A.	9/19/69	$.170			$23.45
9/30/69	$23.02	-1.71%	-1.75%	-6.82%	-5.66%	10.54%	6.36%	N.A.	N.A.
10/31/69	$24.11	4.73%	7.03%	-2.41%	-2.04%	10.60%	7.23%	N.A.	N.A.
11/30/69	$23.01	-3.36%	-.51%	-5.69%	-9.45%	8.22%	6.48%	N.A.	N.A.	12/19/69	$.290			$22.57
12/31/69	$22.43	-2.52%	-1.31%	-8.04%	-8.04%	7.25%	6.14%	N.A.	N.A.
1/31/70	$21.29	-5.08%	-10.56%	-5.08%	-12.23%	2.99%	4.27%	N.A.	N.A.
2/28/70	$21.53	4.93%	-2.91%	-.40%	-4.35%	4.61%	5.18%	N.A.	N.A.	3/20/70	$.180		$.630	$21.08
3/31/70	$21.52	-.05%	-.37%	-.37%	-7.26%	3.23%	5.42%	N.A.	N.A.
4/30/70	$19.90	-7.53%	-2.94%	-7.87%	-15.80%	-.74%	3.19%	N.A.	N.A.
5/31/70	$18.71	-5.08%	-12.26%	-12.55%	-19.44%	-1.06%	2.08%	N.A.	N.A.	6/19/70	$.180			$18.88
6/30/70	$18.13	-3.10%	-14.95%	-15.27%	-17.84%	-2.54%	2.20%	N.A.	N.A.
7/31/70	$19.24	6.12%	-2.40%	-10.08%	-9.31%	-2.07%	3.04%	N.A.	N.A.
8/31/70	$19.68	3.28%	6.20%	-7.13%	-9.91%	-.71%	3.12%	N.A.	N.A.	9/18/70	$.190			$20.03
9/30/70	$20.26	2.95%	12.81%	-4.41%	-5.67%	-.34%	3.08%	N.A.	N.A.
10/31/70	$19.98	-1.38%	4.83%	-5.73%	-11.17%	.34%	2.20%	N.A.	N.A.
11/30/70	$20.36	3.20%	4.78%	-2.72%	-5.17%	1.45%	2.62%	N.A.	N.A.	12/18/70	$.260			$21.19

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return								Dividend & Capital Gain Information
		Unannualized			Annualized
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/70	$21.53	5.75%	7.57%	2.83%	2.83%	2.78%	3.75%	7.55%	N.A.
1/31/71	$22.47	4.37%	13.84%	4.37%	13.06%	5.23%	4.33%	7.48%	N.A.
2/28/71	$22.19	.31%	10.71%	4.69%	8.00%	5.59%	4.51%	7.06%	N.A.	3/19/71	$.190		$.160	$22.94
3/31/71	$22.88	3.11%	7.89%	7.89%	11.35%	6.59%	5.50%	6.20%	N.A.
4/30/71	$23.40	2.27%	5.73%	10.34%	23.15%	5.09%	5.51%	6.34%	N.A.
5/31/71	$22.55	-2.82%	2.48%	7.23%	26.09%	3.32%	5.64%	5.86%	N.A.	6/18/71	$.190			$22.22
6/30/71	$22.36	-.84%	-1.44%	6.34%	29.04%	2.60%	5.85%	6.09%	N.A.
7/31/71	$21.59	-3.44%	-6.95%	2.68%	17.42%	1.77%	5.49%	5.38%	N.A.
8/31/71	$22.33	4.31%	-.13%	7.10%	18.61%	2.45%	7.94%	5.56%	N.A.	9/20/71	$.190			$22.44
9/30/71	$22.12	-.94%	-.23%	6.09%	14.12%	.52%	7.78%	5.57%	N.A.
10/31/71	$21.73	-1.76%	1.50%	4.22%	13.69%	-.36%	6.44%	5.15%	N.A.
11/30/71	$21.42	-.28%	-2.96%	3.93%	9.91%	-1.92%	5.72%	4.75%	N.A.	12/20/71	$.250			$22.68
12/31/71	$22.88	6.82%	4.58%	10.95%	10.95%	1.61%	7.08%	5.53%	N.A.
1/31/72	$23.07	.83%	7.34%	.83%	7.19%	2.08%	5.77%	5.91%	N.A.
2/29/72	$23.19	1.99%	9.85%	2.84%	9.04%	4.06%	6.16%	5.98%	N.A.	3/20/72	$.180		$.160	$23.46
3/31/72	$23.40	.91%	3.75%	3.75%	6.69%	3.29%	5.50%	6.11%	N.A.
4/30/72	$23.70	1.28%	4.22%	5.08%	5.66%	3.09%	4.94%	6.76%	N.A.
5/31/72	$23.84	1.39%	3.62%	6.55%	10.23%	3.84%	6.12%	6.91%	N.A.	6/20/72	$.190			$23.66
6/30/72	$23.17	-2.81%	-.19%	3.56%	8.05%	4.63%	5.24%	8.19%	N.A.
7/31/72	$22.91	-1.12%	-2.56%	2.40%	10.64%	5.62%	4.06%	7.55%	N.A.
8/31/72	$23.63	3.97%	-.09%	6.46%	10.29%	5.62%	5.06%	7.73%	N.A.	9/20/72	$.190			$23.18
9/30/72	$23.46	-.72%	2.08%	5.71%	10.55%	5.98%	4.54%	7.98%	N.A.
10/31/72	$23.54	.34%	3.59%	6.07%	12.92%	4.48%	5.34%	7.86%	N.A.
11/30/72	$24.36	4.46%	4.06%	10.81%	18.36%	7.21%	6.29%	7.86%	N.A.	12/20/72	$.230			$24.18

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/72	$24.49	.53%	5.38%	11.40%	11.40%	8.32%	6.06%	7.52%	N.A.
1/31/73	$23.52	-3.96%	.87%	-3.96%	6.11%	8.75%	5.80%	6.68%	N.A.
2/28/73	$22.03	-2.89%	-6.24%	-6.74%	1.05%	5.94%	5.33%	6.57%	N.A.	3/20/73	$.190		$.620	$21.81
3/31/73	$21.87	-.73%	-7.38%	-7.38%	-.55%	5.72%	5.14%	6.26%	N.A.
4/30/73	$21.16	-3.25%	-6.69%	-10.39%	-5.00%	7.32%	3.10%	5.50%	N.A.
5/31/73	$20.76	-.99%	-4.90%	-11.28%	-7.24%	8.84%	2.44%	5.28%	N.A.	6/20/73	$.190			$20.76
6/30/73	$20.62	-.67%	-4.85%	-11.87%	-5.20%	9.74%	2.04%	5.31%	N.A.
7/31/73	$21.33	3.44%	1.73%	-8.84%	-.82%	8.81%	2.95%	5.77%	N.A.
8/31/73	$21.02	-.56%	2.17%	-9.35%	-5.16%	7.45%	2.38%	5.33%	N.A.	9/20/73	$.190			$21.70
9/30/73	$22.21	5.66%	8.65%	-4.25%	.90%	8.38%	2.53%	6.08%	N.A.
10/31/73	$22.34	.59%	5.65%	-3.69%	1.15%	9.10%	2.47%	6.01%	N.A.
11/30/73	$20.10	-8.82%	-3.09%	-12.18%	-11.71%	4.70%	-.29%	5.32%	N.A.	12/20/73	$.270			$20.14
12/31/73	$20.66	2.79%	-5.73%	-9.74%	-9.74%	3.72%	1.08%	5.43%	N.A.
1/31/74	$20.49	-.82%	-7.05%	-.82%	-6.79%	1.97%	1.02%	5.24%	N.A.
2/28/74	$20.19	.44%	2.39%	-.39%	-3.63%	2.03%	1.88%	5.07%	N.A.	3/20/74	$.200		$.190	$20.23
3/31/74	$19.49	-3.47%	-3.84%	-3.84%	-6.29%	-.19%	.53%	4.65%	N.A.
4/30/74	$18.87	-3.18%	-6.13%	-6.90%	-6.23%	-2.00%	-.48%	4.23%	N.A.
5/31/74	$17.97	-3.66%	-9.96%	-10.31%	-8.75%	-2.28%	-1.07%	3.72%	N.A.	6/20/74	$.210			$17.84
6/30/74	$17.65	-1.78%	-8.38%	-11.90%	-9.76%	-2.59%	-.40%	3.46%	N.A.
7/31/74	$17.00	-3.68%	-8.85%	-15.14%	-15.98%	-2.67%	-.37%	2.93%	N.A.
8/31/74	$15.57	-7.12%	-12.13%	-21.18%	-21.49%	-6.36%	-2.59%	2.22%	N.A.	9/20/74	$.220			$15.52
9/30/74	$14.55	-6.55%	-16.40%	-26.34%	-30.56%	-8.16%	-3.57%	1.28%	N.A.
10/31/74	$16.18	11.20%	-3.47%	-18.09%	-23.24%	-4.29%	-2.40%	2.30%	N.A.
11/30/74	$15.53	-2.10%	1.73%	-19.81%	-17.58%	-4.86%	-2.16%	2.07%	N.A.	12/20/74	$.310			$15.32
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/74	$15.63	.65%	9.60%	-19.27%	-19.27%	-6.72%	-1.52%	2.24%	N.A.
1/31/75	$17.07	9.21%	7.64%	9.21%	-11.11%	-4.20%	1.28%	2.77%	N.A.
2/28/75	$17.75	5.16%	15.58%	14.84%	-6.93%	-3.21%	1.30%	3.23%	N.A.	3/20/75	$.200			$17.99
3/31/75	$17.92	.96%	15.93%	15.93%	-2.68%	-3.20%	1.50%	3.45%	N.A.
4/30/75	$18.52	3.35%	9.70%	19.81%	3.89%	-2.55%	3.79%	3.49%	N.A.
5/31/75	$18.74	2.38%	6.82%	22.66%	10.38%	-2.24%	5.37%	3.71%	N.A.	6/20/75	$.220			$19.23
6/30/75	$19.61	4.64%	10.69%	28.31%	17.57%	.19%	7.00%	4.57%	N.A.
7/31/75	$18.84	-3.93%	2.89%	23.27%	17.27%	-.76%	4.89%	3.96%	N.A.
8/31/75	$18.35	-1.43%	-.91%	21.51%	24.44%	-2.52%	3.92%	3.52%	N.A.	9/19/75	$.220			$18.16
9/30/75	$17.95	-2.18%	-7.36%	18.87%	30.28%	-3.00%	2.86%	2.97%	N.A.
10/31/75	$19.05	6.13%	2.34%	26.16%	24.34%	-1.17%	4.39%	3.29%	N.A.
11/30/75	$19.02	1.36%	5.23%	27.88%	28.70%	-2.15%	4.02%	3.31%	N.A.	12/19/75	$.290			$18.84
12/31/75	$19.25	1.21%	8.89%	29.45%	29.45%	-1.93%	3.12%	3.43%	N.A.
1/31/76	$21.06	9.40%	12.25%	9.40%	29.67%	2.42%	4.09%	4.21%	N.A.
2/29/76	$21.04	.90%	11.72%	10.39%	24.44%	3.73%	4.22%	4.36%	N.A.	3/19/76	$.210			$21.17
3/31/76	$21.49	2.14%	12.74%	12.74%	25.89%	4.71%	4.03%	4.76%	N.A.
4/30/76	$21.34	-.70%	2.33%	11.96%	20.96%	5.63%	3.41%	4.46%	N.A.
5/31/76	$21.15	.19%	1.62%	12.17%	18.41%	6.04%	4.05%	4.84%	N.A.	6/18/76	$.230			$21.73
6/30/76	$21.96	3.83%	3.27%	16.43%	17.46%	7.61%	5.00%	5.42%	N.A.
7/31/76	$21.86	-.46%	3.52%	15.90%	21.70%	6.24%	5.64%	5.57%	N.A.
8/31/76	$21.74	.55%	3.92%	16.53%	24.13%	6.65%	4.87%	6.40%	N.A.	9/20/76	$.240			$22.14
9/30/76	$22.13	1.79%	1.87%	18.60%	29.15%	5.32%	5.44%	6.60%	N.A.
10/31/76	$21.99	-.63%	1.69%	17.85%	20.92%	4.89%	5.68%	6.06%	N.A.
11/30/76	$21.96	1.32%	2.48%	19.41%	20.85%	8.65%	6.03%	5.87%	N.A.	12/20/76	$.320			$22.51

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/76	$23.06	5.01%	5.68%	25.34%	25.34%	9.41%	5.66%	6.37%	N.A.
1/31/77	$22.34	-3.12%	3.03%	-3.12%	10.99%	8.56%	4.82%	5.29%	N.A.
2/28/77	$22.05	-.22%	1.50%	-3.34%	9.76%	8.32%	4.37%	5.26%	N.A.	3/18/77	$.240			$22.30
3/31/77	$21.91	-.64%	-3.96%	-3.96%	6.77%	9.37%	4.04%	4.77%	N.A.
4/30/77	$22.13	1.00%	.13%	-3.00%	8.60%	10.92%	3.98%	4.46%	N.A.
5/31/77	$21.67	-.90%	-.55%	-3.88%	7.45%	11.96%	3.51%	4.81%	N.A.	6/20/77	$.260			$22.34
6/30/77	$22.33	3.05%	3.10%	-.98%	6.59%	13.75%	4.72%	4.98%	N.A.
7/31/77	$22.16	-.76%	1.30%	-1.74%	6.27%	14.89%	4.80%	4.43%	N.A.
8/31/77	$21.57	-1.45%	.79%	-3.16%	4.18%	17.19%	3.68%	4.37%	N.A.	9/20/77	$.270			$21.45
9/30/77	$21.53	-.19%	-2.37%	-3.33%	2.16%	19.79%	3.79%	4.17%	N.A.
10/31/77	$21.02	-2.37%	-3.95%	-5.62%	.38%	14.70%	3.22%	4.27%	N.A.
11/30/77	$21.22	2.62%	.00%	-3.15%	1.70%	16.51%	2.85%	4.56%	N.A.	12/20/77	$.350			$20.83
12/31/77	$21.19	-.14%	.08%	-3.26%	-3.26%	16.22%	2.72%	4.38%	N.A.
1/31/78	$20.30	-4.20%	-1.80%	-4.20%	-4.33%	11.25%	2.67%	4.22%	N.A.
2/28/78	$19.58	-1.08%	-5.37%	-5.24%	-5.15%	9.01%	3.04%	4.18%	N.A.	3/20/78	$.260		$.240	$20.21
3/31/78	$20.01	2.20%	-3.23%	-3.23%	-2.52%	9.43%	3.63%	4.38%	N.A.
4/30/78	$21.13	5.60%	6.66%	2.19%	1.91%	10.21%	5.46%	4.27%	N.A.
5/31/78	$21.04	.85%	8.84%	3.06%	3.76%	9.67%	5.85%	4.13%	N.A.	6/20/78	$.270			$20.96
6/30/78	$20.85	-.90%	5.54%	2.13%	-.21%	7.70%	5.80%	3.90%	N.A.
7/31/78	$21.69	4.03%	3.97%	6.24%	4.60%	10.60%	5.92%	4.42%	N.A.
8/31/78	$22.15	3.46%	6.66%	9.92%	9.80%	12.39%	6.77%	4.55%	N.A.	9/20/78	$.290			$22.05
9/30/78	$22.16	.05%	7.68%	9.97%	10.06%	13.24%	5.61%	4.06%	N.A.
10/31/78	$20.70	-6.59%	-3.31%	2.73%	5.30%	8.52%	4.06%	3.26%	N.A.
11/30/78	$20.70	1.64%	-5.01%	4.42%	4.27%	8.62%	6.34%	2.97%	N.A.	12/20/78	$.340			$20.81

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/78	$21.02	1.55%	-3.60%	6.02%	6.02%	8.73%	6.08%	3.55%	N.A.
1/31/79	$21.84	3.90%	7.23%	3.90%	14.99%	6.88%	7.07%	4.00%	N.A.
2/28/79	$21.01	-1.60%	3.82%	2.24%	14.47%	5.99%	6.63%	4.23%	N.A.	3/20/79	$.280		$.200	$21.86
3/31/79	$22.03	4.85%	7.11%	7.11%	17.35%	6.89%	8.39%	4.39%	N.A.
4/30/79	$22.07	.18%	3.27%	7.30%	11.33%	7.21%	9.14%	4.22%	N.A.
5/31/79	$21.64	-.59%	4.43%	6.67%	9.74%	6.94%	9.82%	4.24%	N.A.	6/20/79	$.300			$22.35
6/30/79	$22.38	3.42%	2.95%	10.27%	14.47%	6.78%	10.95%	5.12%	N.A.
7/31/79	$22.50	.54%	3.32%	10.86%	10.62%	7.14%	11.91%	5.59%	N.A.
8/31/79	$23.10	4.13%	8.27%	15.44%	11.35%	8.40%	14.49%	5.61%	N.A.	9/20/79	$.330			$23.25
9/30/79	$22.96	-.61%	4.05%	14.73%	10.60%	7.54%	15.91%	5.73%	N.A.
10/31/79	$21.41	-6.75%	-3.49%	6.99%	10.42%	5.28%	11.90%	4.51%	N.A.
11/30/79	$21.93	4.11%	-3.51%	11.38%	13.11%	6.26%	13.28%	5.28%	N.A.	12/20/79	$.360			$22.28
12/31/79	$22.35	1.92%	-1.08%	13.49%	13.49%	5.19%	13.56%	5.75%	N.A.
1/31/80	$23.21	3.85%	10.16%	3.85%	13.43%	7.66%	12.42%	6.70%	N.A.
2/29/80	$22.06	-2.28%	3.42%	1.48%	12.74%	6.92%	10.79%	5.94%	N.A.	3/20/80	$.310		$.310	$20.57
3/31/80	$20.51	-7.03%	-5.47%	-5.47%	.17%	4.64%	9.02%	5.20%	N.A.
4/30/80	$21.86	6.58%	-2.98%	.76%	6.57%	6.53%	9.69%	6.70%	N.A.
5/31/80	$22.53	4.67%	3.72%	5.46%	12.25%	8.51%	10.19%	7.75%	N.A.	6/20/80	$.350			$23.32
6/30/80	$23.15	2.75%	14.57%	8.30%	11.47%	8.38%	9.78%	8.38%	N.A.
7/31/80	$24.22	4.62%	12.46%	13.31%	15.99%	10.31%	11.66%	8.22%	N.A.
8/31/80	$23.66	-.83%	6.61%	12.37%	10.48%	10.54%	11.80%	7.79%	N.A.	9/19/80	$.360			$24.51
9/30/80	$23.76	.42%	4.14%	12.79%	11.57%	10.74%	12.37%	7.51%	N.A.
10/31/80	$24.14	1.60%	1.13%	14.59%	21.56%	12.22%	11.40%	7.83%	N.A.
11/30/80	$25.48	7.17%	9.34%	22.81%	25.16%	13.84%	12.64%	8.25%	N.A.	12/19/80	$.390			$24.75

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/80	$25.23	-.98%	7.86%	21.65%	21.65%	13.54%	12.16%	7.54%	7.55%
1/31/81	$24.57	-2.62%	3.39%	-2.62%	14.08%	14.16%	9.58%	6.80%	7.14%
2/28/81	$23.55	1.43%	-2.20%	-1.23%	18.18%	15.15%	9.69%	6.92%	6.99%	3/20/81	$.360		$1.010	$24.25
3/31/81	$24.19	2.72%	1.29%	1.29%	30.36%	15.29%	9.78%	6.87%	6.53%
4/30/81	$23.71	-1.99%	1.95%	-.72%	19.88%	12.46%	9.50%	6.41%	6.38%
5/31/81	$23.57	1.05%	1.74%	.33%	15.80%	12.53%	9.69%	6.83%	6.35%	6/19/81	$.390			$23.76
6/30/81	$23.41	-.68%	-1.64%	-.37%	11.92%	12.61%	8.72%	6.84%	6.47%
7/31/81	$23.14	-1.15%	-.80%	-1.51%	5.74%	10.71%	8.57%	7.10%	6.23%
8/31/81	$21.96	-3.42%	-5.18%	-4.88%	3.04%	8.20%	7.70%	6.28%	5.92%	9/18/81	$.390			$21.08
9/30/81	$20.90	-4.83%	-9.07%	-9.40%	-2.28%	6.44%	6.28%	5.86%	5.71%
10/31/81	$21.79	4.26%	-4.09%	-5.55%	.28%	10.41%	7.30%	6.49%	5.82%
11/30/81	$22.76	6.52%	5.69%	.61%	-.37%	12.15%	8.39%	7.20%	5.96%	12/18/81	$.450			$22.32
12/31/81	$22.04	-3.16%	7.58%	-2.54%	-2.54%	10.40%	6.66%	6.16%	5.84%
1/31/82	$21.99	-.23%	2.95%	-.23%	-.14%	8.92%	7.29%	6.05%	5.98%
2/28/82	$20.70	-1.87%	-5.18%	-2.09%	-3.23%	8.85%	6.94%	5.64%	5.81%	3/19/82	$.380		$.500	$20.75
3/31/82	$20.97	1.30%	-.82%	-.82%	-4.57%	7.61%	7.35%	5.68%	5.89%
4/30/82	$21.72	3.58%	2.96%	2.73%	.85%	8.81%	7.89%	5.92%	6.34%
5/31/82	$21.00	-1.43%	3.43%	1.26%	-1.62%	8.52%	7.78%	5.62%	6.26%	6/18/82	$.410			$20.37
6/30/82	$20.70	-1.43%	.70%	-.13%	-2.30%	6.82%	6.84%	5.78%	6.98%
7/31/82	$20.77	.34%	-2.45%	.21%	-.83%	6.75%	7.08%	5.93%	6.73%
8/31/82	$22.39	9.77%	8.57%	10.01%	12.63%	8.65%	9.41%	6.50%	7.12%	9/20/82	$.410			$22.88
9/30/82	$22.74	1.56%	11.82%	11.68%	20.15%	9.41%	9.78%	6.74%	7.36%
10/31/82	$24.83	9.19%	21.69%	21.95%	25.83%	15.32%	12.26%	7.65%	7.75%
11/30/82	$25.22	3.46%	14.74%	26.17%	22.18%	15.10%	12.44%	7.55%	7.70%	12/20/82	$.470			$24.63

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/82	$25.20	-.08%	12.93%	26.13%	26.13%	14.36%	12.47%	7.48%	7.50%
1/31/83	$25.72	2.07%	5.56%	2.07%	29.02%	13.70%	13.90%	8.14%	7.41%
2/28/83	$25.65	2.45%	4.48%	4.57%	34.71%	15.43%	14.72%	8.72%	7.64%	3/18/83	$.390		$.310	$25.96
3/31/83	$26.27	2.42%	7.06%	7.06%	36.14%	19.20%	14.76%	9.05%	7.65%
4/30/83	$28.05	6.78%	12.00%	14.31%	40.35%	19.27%	15.02%	10.13%	7.79%
5/31/83	$27.15	-1.75%	7.45%	12.32%	39.81%	16.80%	14.42%	10.05%	7.64%	6/20/83	$.410			$27.85
6/30/83	$27.67	1.91%	6.88%	14.42%	44.50%	16.47%	15.05%	10.33%	7.79%
7/31/83	$26.93	-2.68%	-2.58%	11.36%	40.16%	13.70%	13.53%	9.66%	7.70%
8/31/83	$26.88	1.37%	.55%	12.89%	29.49%	14.55%	13.07%	9.87%	7.57%	9/20/83	$.420			$27.44
9/30/83	$27.42	2.01%	.61%	15.13%	30.01%	15.14%	13.50%	9.48%	7.77%
10/31/83	$27.29	-.47%	2.89%	14.58%	18.51%	14.35%	14.95%	9.37%	7.67%
11/30/83	$27.24	1.65%	3.20%	16.47%	16.38%	12.34%	14.95%	10.56%	7.91%	12/20/83	$.500			$26.90
12/31/83	$27.33	.33%	1.53%	16.88%	16.88%	12.84%	14.68%	10.30%	7.84%
1/31/84	$27.26	-.26%	1.75%	-.26%	14.22%	13.74%	13.75%	10.36%	7.77%
2/29/84	$25.59	-1.54%	-1.47%	-1.79%	9.81%	12.68%	13.78%	10.14%	7.57%	3/20/84	$.420		$.830	$25.67
3/31/84	$25.72	.51%	-1.31%	-1.31%	7.75%	11.87%	12.82%	10.59%	7.58%
4/30/84	$25.62	-.39%	-1.44%	-1.69%	.52%	12.47%	12.69%	10.90%	7.51%
5/31/84	$23.99	-4.68%	-4.57%	-6.30%	-2.45%	10.30%	11.76%	10.78%	7.19%	6/20/84	$.430			$24.39
6/30/84	$24.14	.63%	-4.49%	-5.74%	-3.72%	10.77%	11.14%	11.05%	7.19%
7/31/84	$23.79	-1.45%	-5.51%	-7.10%	-2.50%	10.66%	10.70%	11.30%	7.03%
8/31/84	$25.36	8.41%	7.50%	.71%	4.29%	14.98%	11.60%	13.03%	7.49%	9/20/84	$.430			$25.48
9/30/84	$25.47	.43%	7.29%	1.14%	2.68%	17.05%	11.82%	13.85%	7.38%
10/31/84	$25.76	1.14%	10.11%	2.29%	4.34%	15.88%	13.66%	12.78%	7.41%
11/30/84	$25.50	.74%	2.33%	3.04%	3.38%	13.73%	12.92%	13.10%	7.44%	12/20/84	$.450			$25.84

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/84	$25.92	1.65%	3.54%	4.72%	4.72%	15.57%	12.85%	13.21%	7.58%
1/31/85	$27.11	4.59%	7.07%	4.59%	9.80%	17.40%	13.01%	12.72%	7.63%
2/28/85	$26.66	1.26%	7.65%	5.90%	12.94%	18.64%	13.77%	12.29%	7.67%	3/20/85	$.420		$.370	$26.49
3/31/85	$26.81	.56%	6.52%	6.52%	13.02%	18.35%	15.58%	12.25%	7.76%
4/30/85	$27.20	1.46%	3.33%	8.07%	15.11%	17.54%	14.44%	12.04%	7.68%
5/31/85	$28.33	5.74%	7.88%	14.27%	27.73%	20.30%	14.69%	12.41%	7.97%	6/20/85	$.430			$28.35
6/30/85	$28.82	1.73%	9.13%	16.24%	29.13%	21.57%	14.46%	12.09%	8.27%
7/31/85	$28.89	.24%	7.83%	16.52%	31.34%	21.53%	13.48%	12.57%	8.18%
8/31/85	$28.53	.24%	2.22%	16.80%	21.47%	17.92%	13.74%	12.76%	8.04%	9/20/85	$.430			$27.93
9/30/85	$28.36	-.60%	-.08%	16.15%	20.26%	17.09%	13.52%	12.94%	7.84%
10/31/85	$29.52	4.09%	3.75%	20.90%	23.77%	15.24%	14.07%	12.72%	7.90%
11/30/85	$30.79	5.72%	9.39%	27.82%	29.93%	16.06%	13.75%	13.20%	8.14%	12/20/85	$.420			$31.76
12/31/85	$31.93	3.70%	14.08%	32.50%	32.50%	17.49%	14.79%	13.47%	8.34%
1/31/86	$32.28	1.10%	10.80%	1.10%	28.07%	17.11%	15.66%	12.58%	8.31%
2/28/86	$32.25	6.75%	11.92%	7.93%	35.00%	18.74%	16.88%	13.21%	8.70%	3/20/86	$.420		$1.790	$33.51
3/31/86	$33.78	4.75%	12.77%	12.77%	40.28%	19.54%	17.29%	13.47%	9.03%
4/30/86	$33.29	-1.45%	9.93%	11.14%	36.26%	16.39%	17.41%	13.39%	8.83%
5/31/86	$33.81	2.82%	6.14%	14.27%	32.51%	18.18%	17.82%	13.68%	9.17%	6/20/86	$.420			$33.75
6/30/86	$34.28	1.39%	2.74%	15.86%	32.06%	17.97%	18.31%	13.41%	9.35%
7/31/86	$32.92	-3.97%	.12%	11.27%	26.52%	17.45%	17.63%	13.01%	9.22%
8/31/86	$34.38	5.65%	2.87%	17.55%	33.30%	19.09%	19.74%	13.57%	9.92%	9/19/86	$.400			$32.78
9/30/86	$32.67	-4.97%	-3.53%	11.77%	27.50%	16.33%	19.72%	12.80%	9.66%
10/31/86	$34.03	4.16%	4.64%	16.42%	27.59%	18.11%	19.70%	13.33%	9.64%
11/30/86	$32.76	2.56%	1.51%	19.40%	23.82%	18.45%	18.78%	13.47%	9.60%	12/19/86	$.380		$1.760	$33.11

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/86	$32.62	-.43%	6.30%	18.81%	18.81%	18.13%	19.43%	12.86%	9.57%
1/31/87	$35.62	9.20%	11.44%	9.20%	28.33%	21.75%	21.61%	14.22%	9.67%
2/28/87	$36.37	3.14%	12.15%	12.63%	24.30%	23.66%	22.83%	14.60%	9.83%	3/20/87	$.370			$37.58
3/31/87	$36.91	1.48%	14.27%	14.27%	20.39%	24.04%	22.86%	14.84%	9.69%
4/30/87	$36.40	-1.38%	3.19%	12.69%	20.47%	23.63%	21.66%	14.57%	9.40%
5/31/87	$36.33	.91%	.99%	13.71%	18.22%	26.01%	22.22%	14.78%	9.68%	6/19/87	$.400			$37.82
6/30/87	$37.62	3.55%	3.00%	17.69%	20.69%	27.21%	23.42%	14.83%	9.79%
7/31/87	$38.67	2.79%	7.36%	20.98%	29.19%	29.00%	24.02%	15.24%	9.70%
8/31/87	$39.27	2.72%	9.33%	24.26%	25.53%	26.71%	22.39%	15.71%	9.89%	9/18/97	$.450			$38.10
9/30/87	$38.58	-1.76%	3.77%	22.13%	29.82%	25.79%	21.59%	15.53%	9.70%
10/31/87	$33.66	-12.75%	-11.93%	6.55%	8.74%	19.75%	16.25%	14.24%	9.14%
11/30/87	$29.43	-3.21%	-17.04%	3.13%	2.69%	18.17%	14.70%	13.57%	8.97%	12/18/87	$.480		$2.670	$30.84
12/31/87	$30.72	4.38%	-12.24%	7.18%	7.18%	19.05%	15.61%	14.03%	9.10%
1/31/88	$32.05	4.33%	4.94%	4.33%	2.40%	18.95%	16.12%	15.00%	9.48%
2/29/88	$32.73	3.40%	12.61%	7.88%	2.68%	19.78%	16.34%	15.52%	9.70%	3/18/88	$.410			$32.83
3/31/88	$31.84	-2.72%	4.94%	4.94%	-1.57%	18.46%	15.14%	14.95%	9.54%
4/30/88	$32.00	.50%	1.09%	5.47%	.31%	18.09%	13.76%	14.39%	9.21%
5/31/88	$31.77	.59%	-1.65%	6.10%	.04%	16.14%	14.30%	14.36%	9.12%	6/20/88	$.420			$32.45
6/30/88	$32.82	3.30%	4.41%	9.57%	-.22%	16.72%	14.61%	14.83%	9.23%
7/31/88	$32.50	-.98%	2.88%	8.50%	-3.88%	16.25%	15.01%	14.27%	9.23%
8/31/88	$31.85	-2.00%	.25%	6.33%	-8.32%	15.36%	14.24%	13.65%	9.00%
9/30/88	$32.38	2.99%	-.06%	9.51%	-3.90%	16.74%	14.46%	13.98%	8.90%	9/20/88	$.420			$32.26
10/31/88	$33.01	1.95%	2.89%	11.64%	12.29%	15.93%	15.01%	14.98%	8.96%
11/30/88	$32.64	-1.12%	3.82%	10.39%	15.23%	13.39%	14.37%	14.66%	8.66%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/88	$32.09	1.04%	1.85%	11.55%	11.55%	12.41%	14.53%	14.61%	8.94%	12/20/88	$.430		$.460	$32.06
1/31/89	$33.87	5.55%	5.45%	5.55%	12.85%	14.03%	15.83%	14.79%	9.26%
2/28/89	$33.08	-2.33%	4.16%	3.08%	6.59%	10.79%	15.65%	14.71%	9.34%
3/31/89	$33.11	1.38%	4.51%	4.51%	11.07%	9.59%	15.85%	14.33%	9.24%	3/20/89	$.420			$32.67
4/30/89	$34.39	3.87%	2.84%	8.55%	14.80%	11.53%	16.82%	14.74%	9.35%
5/31/89	$35.46	3.11%	8.58%	11.92%	17.70%	11.63%	18.68%	15.16%	9.56%
6/30/89	$35.14	.34%	7.46%	12.30%	14.32%	11.24%	18.61%	14.82%	9.86%	6/20/89	$.440			$35.19
7/31/89	$37.27	6.06%	9.73%	19.11%	22.44%	14.99%	20.37%	15.43%	10.40%
8/31/89	$37.83	1.50%	8.02%	20.90%	26.82%	13.44%	18.79%	15.14%	10.27%
9/30/89	$36.94	-1.19%	6.37%	19.45%	21.67%	14.93%	18.41%	15.07%	10.30%	9/20/89	$.440			$37.07
10/31/89	$36.62	-.87%	-.58%	18.42%	18.31%	13.05%	17.93%	15.78%	10.00%
11/30/89	$37.20	1.58%	-.50%	20.29%	21.55%	12.71%	18.14%	15.49%	10.27%
12/31/89	$36.85	2.27%	2.99%	23.02%	23.02%	13.72%	18.28%	15.53%	10.53%	12/20/89	$.460		$.710	$36.12
1/31/90	$35.30	-4.21%	-.48%	-4.21%	11.65%	8.86%	16.22%	14.61%	10.58%
2/28/90	$35.79	1.39%	-.67%	-2.88%	15.91%	8.25%	16.25%	15.01%	10.39%
3/31/90	$35.95	1.64%	-1.28%	-1.28%	16.21%	8.31%	16.50%	16.04%	10.48%	3/20/90	$.430			$36.17
4/30/90	$35.28	-1.87%	1.13%	-3.12%	9.79%	8.13%	15.72%	15.08%	10.81%
5/31/90	$37.67	6.78%	6.50%	3.44%	13.70%	10.20%	15.95%	15.32%	11.47%
6/30/90	$37.10	-.32%	4.44%	3.11%	12.96%	8.81%	15.48%	14.97%	11.62%	6/20/90	$.450			$37.23
7/31/90	$37.18	.22%	6.66%	3.33%	6.73%	7.90%	15.47%	14.47%	11.30%
8/31/90	$34.81	-6.38%	-6.48%	-3.26%	-1.55%	4.60%	13.90%	13.82%	10.76%
9/30/90	$33.20	-3.30%	-9.26%	-6.44%	-3.65%	4.05%	13.27%	13.39%	10.42%	9/20/90	$.470			$33.68
10/31/90	$32.80	-1.21%	-10.55%	-7.57%	-3.98%	8.45%	12.10%	13.08%	10.42%
11/30/90	$34.83	6.19%	1.45%	-1.85%	.38%	12.02%	12.20%	12.97%	10.59%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/90	$35.03	2.84%	7.89%	.94%	.94%	11.47%	12.02%	13.40%	10.43%	12/20/90	$.460		$.330	$35.01
1/31/91	$36.46	4.08%	13.66%	4.08%	9.67%	11.38%	12.67%	14.15%	10.42%
2/28/91	$38.06	4.39%	11.74%	8.65%	12.92%	11.74%	12.22%	14.50%	10.64%
3/31/91	$37.98	.94%	9.67%	9.67%	12.14%	13.12%	11.39%	14.30%	10.52%	3/20/91	$.430			$37.40
4/30/91	$38.38	1.06%	6.47%	10.82%	15.47%	13.33%	11.95%	14.65%	10.46%
5/31/91	$39.85	3.83%	5.91%	15.07%	12.29%	14.54%	12.17%	14.96%	10.82%
6/30/91	$37.85	-3.90%	.83%	10.58%	8.25%	11.81%	10.98%	14.58%	10.65%	6/20/91	$.450			$38.26
7/31/91	$38.85	2.64%	2.41%	13.50%	10.87%	13.15%	12.46%	15.02%	10.99%
8/31/91	$39.56	1.83%	.44%	15.58%	20.59%	14.61%	11.63%	15.62%	10.85%
9/30/91	$39.13	.03%	4.55%	15.61%	24.73%	13.50%	12.78%	16.20%	10.91%	9/20/91	$.440			$38.98
10/31/91	$39.52	1.00%	2.88%	16.76%	27.51%	13.15%	12.08%	15.83%	11.06%
11/30/91	$38.28	-3.14%	-2.15%	13.10%	16.31%	12.37%	10.82%	14.73%	10.90%
12/31/91	$40.09	6.74%	4.42%	20.72%	20.72%	14.45%	12.37%	15.85%	10.90%	12/20/91	$.440		$.290	$37.96
1/31/92	$40.08	-.02%	3.37%	-.02%	15.96%	12.40%	10.41%	15.87%	10.85%
2/29/92	$41.01	2.32%	9.19%	2.30%	13.66%	14.16%	10.24%	16.36%	10.87%
3/31/92	$39.93	-1.62%	.64%	.64%	10.79%	13.02%	9.56%	16.02%	10.73%	3/20/92	$.420			$40.32
4/30/92	$40.91	2.46%	3.13%	3.11%	12.32%	12.50%	10.40%	15.89%	10.79%
5/31/92	$41.42	1.25%	2.05%	4.40%	9.53%	11.82%	10.48%	16.20%	10.79%
6/30/92	$40.77	-.50%	3.22%	3.87%	13.40%	11.51%	9.60%	16.31%	10.92%	6/19/92	$.440			$40.44
7/31/92	$41.95	2.90%	3.66%	6.88%	13.68%	10.39%	9.62%	16.60%	11.14%
8/31/92	$41.07	-2.10%	.24%	4.64%	9.29%	9.07%	8.57%	15.28%	10.80%
9/30/92	$41.42	1.92%	2.67%	6.65%	11.36%	10.20%	9.37%	15.32%	10.95%	9/18/92	$.440			$41.57
10/31/92	$41.24	-.43%	-.65%	6.19%	9.79%	10.36%	12.30%	14.26%	10.90%
11/30/92	$42.24	2.42%	3.94%	8.76%	16.09%	10.67%	13.68%	14.14%	10.79%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/92	$42.44	1.66%	3.67%	10.57%	10.57%	10.45%	13.08%	14.34%	10.86%	12/18/92	$.430		$.070	$42.29
1/31/93	$43.32	2.08%	6.29%	2.08%	12.89%	12.81%	12.58%	14.34%	11.19%
2/28/93	$44.56	2.86%	6.74%	5.00%	13.49%	13.35%	12.47%	14.39%	11.51%
3/31/93	$44.80	1.53%	6.60%	6.60%	17.11%	13.31%	13.43%	14.28%	11.64%	3/19/93	$.440			$44.87
4/30/93	$45.18	.85%	5.32%	7.50%	15.27%	14.35%	13.51%	13.63%	11.87%
5/31/93	$46.09	2.02%	4.45%	9.67%	16.15%	12.62%	13.84%	14.07%	12.04%
6/30/93	$46.23	1.25%	4.17%	11.04%	18.20%	13.21%	13.38%	13.99%	12.15%	6/18/93	$.430			$45.42
7/31/93	$46.33	.22%	3.52%	11.28%	15.12%	13.21%	13.65%	14.33%	11.97%
8/31/93	$47.86	3.30%	4.82%	14.96%	21.47%	16.98%	14.85%	14.55%	12.18%
9/30/93	$47.27	-.39%	3.12%	14.51%	18.71%	18.14%	14.09%	14.27%	11.85%	9/20/93	$.400			$46.88
10/31/93	$47.64	.78%	3.70%	15.40%	20.16%	18.93%	13.83%	14.42%	11.86%
11/30/93	$47.30	-.71%	-.33%	14.58%	16.48%	16.29%	13.92%	14.15%	12.34%
12/31/93	$46.40	1.20%	1.26%	15.95%	15.95%	15.67%	13.96%	14.24%	12.25%	12/20/93	$.400		$1.060	$46.21
1/31/94	$48.25	3.99%	4.48%	3.99%	18.12%	15.64%	13.62%	14.72%	12.52%
2/28/94	$47.25	-2.07%	3.05%	1.83%	12.46%	13.20%	13.68%	14.66%	12.38%
3/31/94	$45.31	-3.05%	-1.27%	-1.27%	7.39%	11.69%	12.67%	14.25%	12.40%	3/18/94	$.430		$.090	$46.99
4/30/94	$45.48	.37%	-4.70%	-.90%	6.90%	11.44%	11.90%	14.34%	12.60%
5/31/94	$46.05	1.26%	-1.46%	.34%	6.10%	10.51%	11.50%	15.03%	12.88%
6/30/94	$44.85	-1.70%	-.10%	-1.36%	3.00%	11.35%	11.04%	14.76%	12.89%	6/20/94	$.430			$46.24
7/31/94	$46.17	2.95%	2.46%	1.54%	5.80%	11.46%	10.38%	15.26%	13.27%
8/31/94	$47.51	2.90%	4.13%	4.49%	5.39%	11.84%	10.68%	14.67%	13.85%
9/30/94	$45.95	-2.37%	3.42%	2.01%	3.30%	10.94%	10.41%	14.34%	14.10%	9/20/94	$.440			$46.61
10/31/94	$46.58	1.37%	1.84%	3.41%	3.90%	11.08%	10.91%	14.37%	13.57%
11/30/94	$45.47	-2.39%	-3.39%	.95%	2.16%	11.37%	10.03%	14.01%	13.55%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/94	$45.21	1.04%	-.02%	1.99%	1.99%	9.35%	9.77%	13.94%	13.57%	12/20/94	$.490		$.240	$45.19
1/31/95	$46.01	1.77%	.37%	1.77%	-.19%	10.00%	11.10%	13.63%	13.17%
2/28/95	$47.69	3.65%	6.58%	5.49%	5.65%	10.48%	11.59%	13.90%	13.09%
3/31/95	$48.24	2.25%	7.85%	7.85%	11.40%	11.90%	11.72%	14.08%	13.16%	3/20/95	$.450		$.060	$47.50
4/30/95	$49.38	2.37%	8.47%	10.39%	13.61%	11.87%	12.67%	14.19%	13.11%
5/31/95	$51.67	4.64%	9.52%	15.51%	17.42%	13.11%	12.21%	14.07%	13.23%
6/30/95	$51.63	.85%	8.03%	16.50%	20.46%	13.61%	12.48%	13.97%	13.03%	6/14/95	$.480			$51.52
7/31/95	$52.75	2.17%	7.82%	19.03%	19.55%	13.35%	12.91%	14.18%	13.37%
8/31/95	$53.50	1.42%	4.51%	20.72%	17.83%	14.69%	14.73%	14.32%	13.54%
9/30/95	$53.98	1.79%	5.48%	22.88%	22.86%	14.64%	15.92%	14.59%	13.76%	9/15/95	$.480			$54.21
10/31/95	$53.25	-1.35%	1.84%	21.22%	19.56%	14.28%	15.88%	13.97%	13.35%
11/30/95	$55.32	3.89%	4.32%	25.93%	27.24%	14.83%	15.37%	13.78%	13.49%
12/31/95	$54.60	1.65%	4.18%	28.02%	28.02%	14.83%	15.11%	13.55%	13.51%	12/15/95	$.770		$.850	$54.06
1/31/96	$55.54	1.72%	7.42%	1.72%	27.96%	14.69%	14.58%	13.62%	13.10%
2/29/96	$55.64	.18%	3.59%	1.91%	23.67%	13.69%	13.64%	12.93%	13.06%
3/31/96	$55.71	1.14%	3.06%	3.06%	22.34%	13.54%	13.69%	12.53%	13.00%	3/15/96	$.460	$.010	$.090	$55.67
4/30/96	$56.73	1.83%	3.17%	4.95%	21.70%	13.91%	13.86%	12.90%	13.14%
5/31/96	$57.11	.67%	3.68%	5.65%	17.09%	13.41%	13.16%	12.66%	13.17%
6/30/96	$56.42	-.33%	2.18%	5.30%	15.71%	12.81%	13.99%	12.47%	12.94%	6/14/96	$.500			$56.23
7/31/96	$54.99	-2.54%	-2.21%	2.63%	10.38%	11.77%	12.81%	12.64%	12.82%
8/31/96	$56.12	2.05%	-.86%	4.74%	11.07%	11.32%	12.86%	12.24%	12.91%
9/30/96	$57.15	2.73%	2.18%	7.60%	12.09%	12.47%	13.47%	13.12%	12.96%	9/18/96	$.500			$56.92
10/31/96	$58.23	1.89%	6.82%	9.64%	15.78%	12.88%	13.67%	12.87%	13.10%
11/30/96	$61.77	6.08%	11.04%	16.30%	18.22%	15.40%	15.75%	13.26%	13.36%
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/96	$59.82	-1.33%	6.65%	14.75%	14.75%	14.43%	13.95%	13.16%	13.01%	12/18/96	$.530	$.140	$.450	$59.26
1/31/97	$61.18	2.28%	7.05%	2.28%	15.38%	13.79%	14.47%	12.42%	13.32%
2/28/97	$61.51	.54%	1.46%	2.83%	15.79%	14.80%	14.07%	12.14%	13.36%
3/31/97	$59.76	-1.67%	1.11%	1.11%	12.58%	15.34%	14.05%	11.78%	13.30%	3/27/97	$.510	$.050	$.170	$60.27
4/30/97	$61.47	2.86%	1.69%	4.01%	13.73%	16.28%	14.14%	12.25%	13.41%
5/31/97	$64.22	4.47%	5.67%	8.66%	18.02%	17.51%	14.86%	12.65%	13.71%
6/30/97	$65.78	3.26%	10.96%	12.20%	22.27%	19.45%	15.71%	12.62%	13.72%	6/26/97	$.530			$65.68
7/31/97	$69.97	6.37%	14.74%	19.35%	33.44%	20.76%	16.49%	13.00%	14.11%
8/31/97	$68.50	-2.10%	7.52%	16.84%	28.01%	18.77%	16.49%	12.46%	14.08%
9/30/97	$70.38	3.58%	7.86%	21.03%	29.06%	21.14%	16.86%	13.05%	14.29%	9/26/97	$.570			$70.17
10/31/97	$68.98	-1.99%	-.61%	18.62%	24.15%	19.78%	16.49%	14.38%	14.31%
11/30/97	$69.75	1.12%	2.66%	19.94%	18.34%	21.20%	16.20%	14.93%	14.22%
12/31/97	$66.78	1.06%	.15%	21.21%	21.21%	21.20%	16.06%	14.56%	14.29%	12/29/97	$.610	$.380	$2.670	$65.99
1/31/98	$66.83	.08%	2.26%	.08%	18.59%	20.52%	15.60%	14.08%	14.54%
2/28/98	$69.02	3.28%	4.45%	3.36%	21.83%	20.38%	15.69%	14.07%	14.79%
3/31/98	$69.78	3.09%	6.55%	6.55%	27.71%	20.72%	16.05%	14.73%	14.84%	3/27/98	$.560	$.050	$.760	$69.72
4/30/98	$70.60	1.18%	7.71%	7.80%	25.61%	20.24%	16.13%	14.81%	14.60%
5/31/98	$69.68	-1.30%	2.94%	6.39%	18.67%	17.93%	15.36%	14.59%	14.47%
6/30/98	$69.39	.37%	.23%	6.80%	15.36%	17.74%	15.15%	14.26%	14.55%	6/26/98	$.550			$69.07
7/31/98	$67.17	-3.20%	-4.10%	3.38%	4.98%	15.64%	14.36%	14.00%	14.14%
8/31/98	$61.78	-8.02%	-10.64%	-4.91%	-1.37%	11.93%	11.73%	13.28%	13.47%
9/30/98	$63.34	3.42%	-7.93%	-1.67%	-1.53%	12.52%	12.57%	13.33%	13.65%	9/28/98	$.560			$64.44
10/31/98	$66.12	4.39%	-.71%	2.65%	4.89%	14.66%	13.37%	13.60%	14.29%
11/30/98	$68.60	3.75%	12.00%	6.50%	7.62%	14.61%	14.37%	14.15%	14.40%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/98	$65.22	.18%	8.51%	6.70%	6.70%	14.06%	14.14%	14.05%	14.33%	12/29/98	$.560	$.230	$2.700	$64.88
1/31/99	$65.48	.40%	4.36%	.40%	7.04%	13.56%	13.34%	13.48%	14.13%
2/28/99	$64.61	-1.33%	-.75%	-.93%	2.27%	12.99%	13.51%	13.60%	14.15%
3/31/99	$65.81	3.78%	2.82%	2.82%	2.97%	13.97%	15.07%	13.86%	14.09%	3/29/99	$.540	$.020	$.700	$66.56
4/30/99	$70.61	7.29%	9.88%	10.31%	9.18%	15.97%	16.61%	14.23%	14.49%
5/31/99	$70.40	-.30%	11.02%	9.99%	10.30%	15.60%	16.26%	13.85%	14.51%
6/30/99	$71.80	2.75%	9.92%	13.01%	12.90%	16.78%	17.29%	14.12%	14.47%	6/28/99	$.530			$70.90
7/31/99	$70.44	-1.89%	.50%	10.87%	14.43%	17.04%	16.17%	13.24%	14.33%
8/31/99	$69.71	-1.04%	-.24%	9.72%	23.12%	15.84%	15.26%	12.95%	14.04%
9/30/99	$67.45	-2.45%	-5.28%	7.04%	16.14%	13.86%	15.25%	12.80%	13.93%	9/28/99	$.550			$66.88
10/31/99	$68.10	.97%	-2.53%	8.07%	12.33%	13.51%	15.15%	13.01%	14.39%
11/30/99	$68.67	.84%	-.68%	8.97%	9.18%	11.61%	15.91%	12.93%	14.20%
12/31/99	$65.71	2.82%	4.70%	12.06%	12.06%	13.16%	16.31%	12.99%	14.25%	12/28/99	$.600	$.660	$3.600	$65.13
1/31/00	$63.58	-3.24%	.32%	-3.24%	8.00%	11.09%	15.14%	13.10%	13.85%
2/29/00	$61.82	-2.77%	-3.26%	-5.92%	6.42%	9.86%	13.68%	12.63%	13.81%
3/31/00	$63.76	7.62%	1.25%	1.25%	10.36%	13.21%	14.85%	13.28%	14.65%	3/29/00	$.620		$2.110	$62.85
4/30/00	$64.63	1.37%	6.06%	2.63%	4.25%	12.66%	14.63%	13.64%	14.36%
5/31/00	$65.46	1.29%	10.49%	3.94%	5.91%	11.50%	13.88%	13.04%	14.18%
6/30/00	$62.43	-3.71%	-1.14%	.09%	-.75%	8.93%	12.83%	12.66%	13.81%	6/28/00	$.610			$63.21
7/31/00	$63.46	1.65%	-.86%	1.74%	2.83%	7.30%	12.72%	12.81%	13.64%
8/31/00	$65.77	3.64%	1.44%	5.44%	7.69%	9.36%	13.21%	13.97%	13.90%
9/30/00	$65.06	-.13%	5.22%	5.31%	10.25%	8.04%	12.77%	14.34%	13.86%	9/27/00	$.620			$64.48
10/31/00	$66.61	2.38%	5.98%	7.82%	11.80%	9.62%	13.62%	14.74%	13.91%
11/30/00	$66.97	.54%	2.81%	8.40%	11.46%	9.41%	12.87%	14.12%	13.54%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/00	$63.42	6.22%	9.33%	15.13%	15.13%	11.24%	13.87%	14.49%	13.94%	12/27/00	$.620	$.220	$6.890	$63.59
1/31/01	$64.72	2.05%	8.98%	2.05%	21.42%	11.97%	13.94%	14.26%	14.21%
2/28/01	$65.09	.57%	9.01%	2.63%	25.61%	10.98%	14.03%	13.84%	14.17%
3/31/01	$63.50	-.66%	1.96%	1.96%	15.94%	9.62%	13.62%	13.65%	13.98%	3/28/01	$.560	$.190	$.400	$63.00
4/30/01	$66.04	4.00%	3.90%	6.03%	18.95%	10.63%	14.11%	13.98%	14.32%
5/31/01	$67.66	2.45%	5.85%	8.64%	20.32%	12.02%	14.50%	13.83%	14.40%
6/30/01	$66.25	-1.28%	5.19%	7.25%	23.36%	11.39%	14.29%	14.14%	14.36%	6/27/01	$.540			$65.79
7/31/01	$67.05	1.21%	2.36%	8.54%	22.83%	13.07%	15.15%	13.98%	14.50%
8/31/01	$66.49	-.84%	-.92%	7.63%	17.52%	15.94%	14.49%	13.67%	14.64%
9/30/01	$62.24	-5.56%	-5.22%	1.65%	11.12%	12.48%	12.58%	13.02%	14.60%	9/26/01	$.540			$60.89
10/31/01	$63.05	1.30%	-5.14%	2.97%	9.96%	11.36%	12.45%	13.06%	14.43%
11/30/01	$66.26	5.09%	.54%	8.22%	14.94%	11.83%	12.24%	13.98%	14.35%
12/31/01	$65.42	1.70%	8.27%	10.06%	10.06%	12.39%	12.92%	13.43%	14.63%	12/27/01	$.500	$.240	$1.220	$65.20
1/31/02	$65.42	.00%	6.88%	.00%	7.84%	12.25%	12.42%	13.43%	14.65%
2/28/02	$65.92	.77%	2.48%	.77%	8.04%	13.03%	12.47%	13.26%	14.80%
3/31/02	$67.01	2.49%	3.28%	3.28%	11.48%	12.57%	13.40%	13.73%	14.87%	3/26/02	$.440	$.030	$.080	$66.52
4/30/02	$66.04	-1.45%	1.78%	1.78%	5.63%	9.42%	12.43%	13.28%	14.58%
5/31/02	$66.84	1.21%	2.23%	3.01%	4.36%	9.97%	11.72%	13.28%	14.73%
6/30/02	$64.57	-2.69%	-2.93%	.25%	2.88%	8.00%	10.41%	13.03%	14.66%	6/26/02	$.470			$63.74
7/31/02	$61.19	-5.24%	-6.66%	-5.00%	-3.68%	6.75%	7.88%	12.10%	14.33%
8/31/02	$62.46	2.08%	-5.87%	-3.03%	-.85%	7.86%	8.79%	12.57%	13.92%
9/30/02	$58.32	-5.87%	-8.94%	-8.71%	-1.17%	6.59%	6.73%	11.68%	13.48%	9/26/02	$.490			$59.82
10/31/02	$59.56	2.13%	-1.86%	-6.77%	-.36%	7.00%	7.61%	11.97%	13.11%
11/30/02	$63.16	6.05%	1.95%	-1.14%	.55%	8.80%	8.64%	12.36%	13.24%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/02	$60.75	-1.82%	6.33%	-2.94%	-2.94%	7.14%	8.01%	11.96%	13.14%	12/27/02	$.480	$.120	$.650	$60.37
1/31/03	$59.70	-1.73%	2.31%	-1.73%	-4.62%	7.69%	7.62%	11.54%	12.93%
2/28/03	$58.97	-1.23%	-4.70%	-2.93%	-6.50%	8.26%	6.67%	11.09%	12.72%
3/31/03	$58.57	.08%	-2.86%	-2.86%	-8.71%	5.67%	6.04%	10.93%	12.59%	3/27/03	$.440	$.010		$59.18
4/30/03	$61.69	5.33%	4.12%	2.32%	-2.42%	7.03%	6.90%	11.41%	12.52%
5/31/03	$65.37	5.97%	11.70%	8.42%	2.15%	8.66%	8.43%	11.84%	12.95%
6/30/03	$65.32	.65%	12.32%	9.12%	5.64%	10.27%	8.48%	11.77%	12.87%	6/26/03	$.470			$65.65
7/31/03	$66.58	1.93%	8.70%	11.22%	13.63%	10.37%	9.61%	11.96%	13.14%
8/31/03	$67.92	2.02%	4.65%	13.46%	13.56%	9.79%	11.90%	11.82%	13.17%
9/30/03	$67.41	-.19%	3.78%	13.25%	20.40%	9.77%	11.11%	11.84%	13.05%	9/26/03	$.380			$67.19
10/31/03	$69.98	3.82%	5.71%	17.57%	22.40%	10.27%	10.99%	12.17%	13.29%
11/30/03	$70.90	1.32%	4.98%	19.11%	16.94%	10.55%	10.46%	12.40%	13.27%
12/31/03	$73.04	4.48%	9.88%	24.44%	24.44%	9.95%	11.39%	12.76%	13.50%	12/29/03	$.370	$.300	$.360	$72.82
1/31/04	$75.17	2.92%	8.94%	2.92%	30.32%	10.26%	11.94%	12.64%	13.68%
2/29/04	$76.40	1.64%	9.28%	4.60%	34.09%	10.65%	12.61%	13.06%	13.86%
3/31/04	$75.42	-.55%	4.03%	4.03%	33.25%	10.69%	11.65%	13.35%	13.80%	3/29/04	$.370		$.190	$75.07
4/30/04	$73.96	-1.94%	-.87%	2.02%	24.06%	8.54%	9.66%	13.09%	13.71%
5/31/04	$74.28	.43%	-2.05%	2.46%	17.60%	7.83%	9.82%	12.99%	14.01%
6/30/04	$75.23	1.81%	.27%	4.31%	18.95%	8.94%	9.62%	13.39%	14.08%	6/28/04	$.390			$74.85
7/31/04	$73.90	-1.77%	.44%	2.47%	14.65%	7.86%	9.65%	12.86%	14.06%
8/31/04	$74.17	.37%	.37%	2.84%	12.78%	8.29%	9.95%	12.58%	13.62%
9/30/04	$75.15	1.90%	.47%	4.80%	15.15%	11.08%	10.92%	13.06%	13.70%	9/28/04	$.430			$74.92
10/31/04	$76.38	1.64%	3.95%	6.52%	12.75%	11.20%	11.07%	13.09%	13.73%
11/30/04	$79.11	3.57%	7.27%	10.33%	15.25%	10.66%	11.66%	13.77%	13.89%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

Date	Ending NAV	Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
		Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/04	$79.35	2.71%	8.12%	13.31%	13.31%	11.03%	11.63%	13.95%	13.95%	12/29/04	$.410	$.300	$1.190	$79.30
1/31/05	$78.35	-1.26%	5.04%	-1.26%	8.70%	10.56%	12.09%	13.61%	13.62%
2/28/05	$79.76	1.80%	3.24%	.51%	8.87%	10.93%	13.13%	13.40%	13.65%
3/31/05	$78.64	-.60%	-.10%	-.10%	8.81%	9.80%	11.34%	13.08%	13.58%	3/29/05	$.420	$.006	$.204	$77.82
4/30/05	$77.56	-1.38%	-.21%	-1.47%	9.45%	9.83%	10.73%	12.66%	13.42%
5/31/05	$79.01	1.87%	-.13%	.37%	10.99%	10.06%	10.86%	12.36%	13.21%
6/30/05	$79.03	.60%	1.06%	.97%	9.69%	11.29%	11.83%	12.33%	13.15%	6/28/05	$.450			$79.29
7/31/05	$80.83	2.27%	4.80%	3.27%	14.19%	14.16%	11.97%	12.34%	13.26%
8/31/05	$81.39	.70%	3.60%	3.98%	14.57%	13.64%	11.33%	12.26%	13.28%
9/30/05	$81.25	.41%	3.41%	4.41%	12.90%	16.10%	11.45%	12.11%	13.34%	9/28/05	$.470			$80.82
10/31/05	$80.26	-1.22%	-.12%	3.13%	9.72%	14.82%	10.65%	12.12%	13.04%
11/30/05	$81.92	2.07%	1.24%	5.27%	8.13%	13.37%	10.98%	11.93%	12.85%
12/31/05	$81.34	1.25%	2.08%	6.59%	6.59%	14.54%	9.93%	11.88%	12.71%	12/28/05	$.500	$.020	$1.090	$81.64
1/31/06	$83.59	2.77%	6.20%	2.77%	10.93%	16.26%	10.08%	12.00%	12.81%
2/28/06	$83.41	-.22%	3.83%	2.54%	8.75%	16.66%	9.91%	11.95%	12.44%
3/31/06	$83.67	.97%	3.54%	3.54%	10.47%	17.00%	10.27%	11.93%	12.23%	3/31/06	$.470		$.081	$83.67
4/30/06	$85.09	1.70%	2.47%	5.30%	13.90%	15.63%	9.78%	11.92%	12.41%
5/31/06	$84.08	-1.19%	1.47%	4.05%	10.49%	12.98%	8.98%	11.71%	12.19%
6/30/06	$83.57	.03%	.53%	4.09%	9.88%	12.76%	9.27%	11.75%	12.11%	6/29/06	$.540			$83.44
7/31/06	$84.21	.76%	-.39%	4.88%	8.25%	12.32%	9.17%	12.12%	12.38%
8/31/06	$85.27	1.25%	2.06%	6.20%	8.86%	12.04%	9.63%	12.03%	12.14%
9/30/06	$86.51	2.17%	4.26%	8.51%	10.78%	12.92%	11.37%	11.97%	12.54%	9/28/06	$.620			$86.52
10/31/06	$88.40	2.18%	5.72%	10.88%	14.59%	12.33%	11.57%	12.00%	12.44%
11/30/06	$89.51	1.25%	5.72%	12.28%	13.68%	12.31%	10.74%	11.48%	12.37%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO

DODGE & COX BALANCED FUND

		Rates of Return
		Unannualized			Annualized					Dividend & Capital Gain Information
Date	Ending NAV	Month Ended	3 Months Ended	Year-to- Date	1 Year Ended	3 Years Ended	5 Years Ended	10 Years Ended	20 Years Ended	Reinvest Date	Dividend	ST Gain	LT Gain	Reinvest Price
12/31/06	$87.08	1.39%	4.90%	13.84%	13.84%	11.20%	10.68%	11.79%	12.47%	12/28/06	$.570	$.079	$3.043	$87.32
S & P 500 Index		1.40%	6.70%	15.79%	15.79%	10.43%	6.18%	8.42%	11.80%
Lehman Bros. Agg. Bond Index (LBAG)		-.58%	1.24%	4.33%	4.33%	3.70%	5.06%	6.24%	7.35%
Combined Index		.61%	4.49%	11.11%	11.11%	7.76%	5.98%	7.88%	10.30%

Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index (LBAG) is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Visit the Funds’ web site at www.dodgeandcox.com or call (800) 621-3979 for current performance figures and for a free prospectus containing more complete information, including investment policies and objectives, risk considerations, management fees, and expenses. Read the prospectus carefully and consider the Fund’s investment objectives, risks, charges, and expenses before investing. Please refer to the Funds’ web site at www.dodgeandcox.com and download the latest shareholder report for the manager’s discussion and analysis of Fund performance and current strategy.

January 5, 2007 10:23	FUNDRPT10:RMM:01/05/2007:10:15:08

DODGE & COX	INVESTMENT MANAGERS	SAN FRANCISCO